   As filed with the Securities and Exchange Commission on May 12, 1999
                                                      Registration No. 333-74291
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                ---------------

                            Amendment No. 3 to
                                    FORM S-1
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                                ---------------
                          INTELLIGENT LIFE CORPORATION
             (Exact Name of Registrant as Specified in its Charter)

         Florida                     7375                    65-0423422
     (State or other          (Primary Standard           (I.R.S. Employer
     Jurisdiction of              Industrial           Identification Number)
     Incorporation or        Classification Code
      Organization)                Number)
                                ---------------
                       11811 U.S. Highway One, Suite 101
                        North Palm Beach, Florida 33408
                                 (561) 627-7330
   (Address, Including Zip Code and Telephone Number, Including Area Code, of
                   Registrant's Principal Executive Offices)
                                ---------------
                            William P. Anderson, III
                     President and Chief Executive Officer
                          Intelligent Life Corporation
                       11811 U.S. Highway One, Suite 101
                        North Palm Beach, Florida 33408
                                 (561) 630-1200
 (Name, Address, Including Zip Code, and Telephone Number, Including Area Code,
                             of Agent for Service)
                                ---------------
                                   Copies to:
       John F. Sandy Smith, Esq.                   Kevin Keogh, Esq.
      Grant W. Collingsworth, Esq.                  White & Case LLP
    Morris, Manning & Martin, L.L.P.          1155 Avenue of the Americas
     1600 Atlanta Financial Center           New York, New York 10036-2787
       3343 Peachtree Road, N.E.                     (212) 819-8200
         Atlanta, Georgia 30326
             (404) 233-7000
                                ---------------
   Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement is declared effective.

   If any of the securities being registered on this Form are offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended (the "Securities Act") please check the following box. [_]

   If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

   If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

   If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

   If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [_]


   The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to Section 8(a), may determine.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+The information in this prospectus is not complete and may be changed. We may + +not sell these securities until the registration statement filed with the + +Securities and Exchange Commission is effective. This prospectus is not an + +offer to sell these securities, and we are not soliciting offers to buy these +
+securities, in any state where the offer or sale is not tpermitted.           +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++

                  SUBJECT TO COMPLETION, DATED APRIL 21, 1999

PROSPECTUS

                                3,500,000 Shares

                                 [COMPANY LOGO]

                                  Common Stock

                                  -----------

  Intelligent Life Corporation provides consumers with independent and objective research comparing various consumer banking and credit products, such as mortgages, home equity loans and credit cards. We also publish original editorial content relating to personal finance matters. We provide this information through our internet sites Bankrate.com, theWhiz.com, Consejero.com and CPNet.com and in print through Bank Rate Monitor and Consumer Mortgage Guide.


   [LOGO]        [LOGO]        [LOGO]       [LOGO]


  This is our initial public offering. We anticipate that the initial public offering price will be between $11 and $13 per share. We have applied to list the common stock on the Nasdaq National Market under the symbol "ILIF."

                                  -----------

  See "Risk Factors" beginning on page 8 for a discussion of material factors that you should consider before you invest in the common stock being sold with this prospectus.

  Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

                                  -----------

                                                                 Per Share Total
                                                                 --------- -----
Public Offering Price...........................................   $       $
Underwriting Discounts and Commissions..........................   $       $
Proceeds to Intelligent Life Corporation........................   $       $

  The underwriters may purchase up to an additional 525,000 shares of common stock from Intelligent Life Corporation at the public price less underwriting discounts solely to cover over-allotments.


ING Baring Furman Selz LLC     Warburg Dillon Read LLC

                             Online distribution by
                               E*TRADE Securities

                                  -----------

                      This prospectus is dated     , 1999.

                                   [Artwork]

[Heading of first page of artwork is entitled: "bankrate.com is Intelligent Life's flagship site." Contains fifteen screenshots of the Company's web sites. There is wording outside of the screenshots that describes the screenshots and provides certain information about the Company. The descriptions are as follows: "Our home page combines news, features and overnight averages on the most popular yields and rates. Links lead to topical home pages with more in depth information"; "Our extensive data includes a credit card database with 7,000 entries accessed by a search engine"; "bankrate.com surveys 100 banks thrifts and credit unions to track online banking fees"; "Articles and background information supplement surveys"; "A proprietary bank rating system keeps readers informed about financial strength of banks"; "Rate and news links lead to a topical home page, a search page and then to a listing of the rates in a specified market"; " "How to' information promotes money management skills"; "Co-branded partners include many leading online information"; and "Bank Rate Monitor en espanol provides our banking and credit research and editorial information for Spanish speakers."]

[Heading of second page of artwork is entitled: "Consejero.com targets a Spanish-speaking audience." Page contains six screenshots of the Company's web sites. There is wording outside of the screenshots that provides a description of the screenshot and provides certain information about the Company. The descriptions are as follows: "Consejero.com reaches a worldwide Spanish-speaking audience with news and financial information"; "Consejero.com includes stories from Spain, major Latin American countries, and the U.S."; "What better way to see what's going on at your friends' schools than by reading their campus newspapers? This site links to the best.' Yahoo! Internet Life Magazine, September 1997"; and "In partnership with college newspapers, CPNet helps students get a good start in life. The site debuted in September 1995, and is now a leading index of online student newspapers."]

[Heading of third page of artwork is entitled: "Intelligent Life examines personal finance." Contains five screenshots of the Company's web sites. There is wording outside of the screenshots that describes the screenshots and provides certain information about the Company. The descriptions are as follows: "Intelligent Life provides research comparing various consumer banking and credit products and offers original online editorial content relating to personal finance issues"; "bankrate.com attracts consumers who are desirable to advertisers"; "Mortgage rates and news are the most popular destinations"; "State averages arm borrowers with information to locate the best rate"; "theWhiz.com contains financial advice to help the average person manage her life"; "theWhiz.com contains financial advice to help the average person manage her life"; "Finding and keeping a job is the foundation for a good financial future"; and "The cost of life provides a humorous and entertaining look at everyday purchases...."

                               PROSPECTUS SUMMARY

   You should read the following summary together with the more detailed information and financial statements and notes thereto appearing elsewhere in this prospectus. Immediately prior to completion of this offering, all outstanding shares of our Series A Preferred Stock and Series B Preferred Stock will be converted into shares of common stock. Except for those places where we tell you otherwise, all information contained in this prospectus gives effect to this conversion. Except for those places where we tell you otherwise, the information in this prospectus assumes that the underwriters' over-allotment option will not be exercised. Except for those places where we tell you otherwise, the information in this prospectus assumes a five to one stock split, effected in the form of a stock dividend, to be paid on each issued and outstanding share of common stock immediately prior to completion of this offering. See "Description of Capital Stock" on page 48 and "Underwriting" on page 53.

                                  The Company

Overview

   We provide consumers with independent and objective research comparing various consumer banking and credit products. We also publish original editorial content relating to personal finance matters. Since 1984, we have provided this information to leading newspapers and magazines and through our publication Bank Rate Monitor. Today, we publish our data online through our principal web site, Bankrate.com, and through distribution (or syndication) arrangements with more than 60 web site operators. Our unique information, which is compiled by 38 researchers, is accompanied by extensive editorial content designed to assist consumers with their decision making process. Information is presented for 120 geographic markets and nationally and includes data regarding:

  .  mortgage and home equity loans;

  .  credit cards;

  .  automobile loans;

  .  checking accounts;

  .  ATM fees; and

  .  yields on savings instruments.

   We are currently using the resources of Bankrate.com to create new online publications that provide personal finance information to additional targeted audiences. These publications include:

  . theWhiz.com, which targets an audience that is younger, more female and more ethnically diverse than typical personal finance publications;

  .  Consejero.com, which targets a Spanish-speaking audience;

  .  CPNet.com, which targets the college market; and

  .  Garzarelli.com, a subscription-based service.

   The "Business and Finance Report" compiled by Media Metrix, Inc. for the quarter ended December 31, 1998 indicated that we had 1.3 million unique visitors, compared to 1.1 million for the quarter ended September 30, 1998. Unique visitors are the number of different web users that visited our sites over the course of the reporting period.

Our Opportunity

   We believe many purchasers of financial products and services are relatively uninformed with respect to these products and services and often rely upon personal relationships when making such purchases. As the sale of many of these products and services moves to the web, where there is little personal contact, we believe that consumers will seek sources of independent, objective information such as Bankrate.com to facilitate and support their buying decisions. Our publications are targeted to fulfill the market need for online personal and consumer finance information.

   We use our comparative data regarding financial products and related editorial content to create a unique web-based service designed to enable our audience to keep abreast of personal finance developments and better manage their financial affairs. As a result, we believe we can assemble a loyal base of users made up of targeted audiences that are attractive to advertisers.

Strategy

   Our objective is to create a series of online publications that are trusted sources of editorial content for consumers in the area of personal finance. Elements of our strategy include:

   .increase awareness of our publications;

   .expand existing publications;

   .grow distribution relationships;

   .add new publications; and

   .provide high value added solutions to advertisers.

Background

   Intelligent Life commenced internet operations in 1995. In 1997, following the hiring of William P. Anderson, III, our President and Chief Executive Officer, our online activities became our principal focus. Since commencing online operations, we have developed substantial online business capabilities, and now create and host a significant number of web sites and sell and deliver advertising relating to all of these sites. As a result of having developed this infrastructure, we believe we are well-positioned to grow our business. Our focus on online activities has resulted in a corresponding growth in online publishing revenue as well as net losses.



                             Mar 31,  Jun 30,   Sep 30,  Dec 31,  Mar 31,
                               1998     1998      1998     1998     1999
                             -------  -------   -------  -------  -------
       Publishing Revenue      703    1,175     1,168      927      1,478

   For the quarter ended March 31, 1999, the above graph excludes significant noncash transactions incurred by Intelligent Life for noncash compensation expense totaling approximately $1,893,000 and a noncash financing charge of approximately $2,656,000, in each case resulting from the issuance of stock or options below fair market value. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Noncash Charges" on page 24.

   Intelligent Life was incorporated in Florida in 1993 and acquired the assets of its predecessor at that time. Our principal executive office is located at 11811 U.S. Highway One, Suite 101, North Palm Beach, Florida 33408 and our telephone number is (561) 627-7330.

                                  The Offering

Common stock offered by
 Intelligent Life............... 3,500,000 shares
Common stock outstanding after
 this offering.................. 13,440,988 shares
Use of proceeds................. For expansion of our business, including marketing and promotional expenditures,
                                 investment in editorial and content
                                 production resources, and possible future
                                 acquisitions, and for general corporate
                                 purposes, including working capital. See "Use
                                 of Proceeds" on page 14.
Proposed Nasdaq Stock Market
 symbol......................... ILIF

The common stock outstanding after this offering excludes:

  . 787,500 shares of common stock issuable upon the exercise of options outstanding at April 15, 1999, at a weighted average exercise price of $2.50 per share, and 472,500 shares of common stock issuable upon exercise of options to be granted upon completion of this offering with an exercise price equal to the initial public offering price; and

  . 525,000 shares of common stock that may be sold by Intelligent Life pursuant to the Underwriters' over-allotment option.

  The common stock outstanding after this offering includes:

  . 5,359,350 shares of common stock issuable upon the automatic conversion of all Series A and Series B Preferred Stock outstanding at December 31, 1998 upon completion of the offering;

  . 339,200 shares of common stock issuable upon the automatic conversion of Series B Preferred Stock that was issued on April 9, 1999 upon conversion of a promissory note issued by Intelligent Life on March 9, 1999 for $1 million; and

  . 189,238 shares of common stock resulting from the reclassification of redeemable common stock upon cancellation of the put right associated with such shares and upon forgiveness of a promissory note issued in consideration for 454,170 shares of redeemable common stock (264,932 shares of stock were reacquired). See "Management--Stock Option and Other Compensation Plans" on page 43.

                      Summary Financial and Operating Data

                                                                     Six Months
                               Year Ended June 30,               Ended December 31,
                         ----------------------------------  ----------------------------
                            1996        1997        1998         1997           1998
                         ----------  ----------  ----------  -------------  -------------
                            in thousands, except share       in thousands, except share
                                and per share data               and per share data
Statement of Operations
 Data:
Online publishing
 revenue................ $       70  $      485  $    1,282  $         508  $       1,809
Print publishing and
 licensing revenue......      1,558       2,058       2,559          1,180          1,660
                         ----------  ----------  ----------  -------------  -------------
 Total revenue..........      1,628       2,543       3,841          1,688          3,469
Loss from operations....       (619)       (879)     (2,828)          (939)        (2,287)
Net loss................       (672)       (956)     (2,782)          (904)        (2,095)
Conversion of
 nonredeemable
 convertible series A
 preferred stock to
 redeemable.............        --          --          --             --          (4,438)
Net loss applicable to
 common stock...........       (672)       (956)     (2,782)          (904)        (6,533)
Basic and diluted net
 loss per share......... $    (0.13) $    (0.20) $    (0.72) $       (0.24) $       (1.63)
Weighted average shares
 outstanding used in
 basic and diluted per
 share calculation(1)...  5,000,000   4,743,590   3,846,200      3,846,200      4,018,700

                                         As of
                                   December 31, 1998
                         --------------------------------------
                                     in thousands
                                                   Pro forma
                          Actual   Pro forma (2) As Adjusted(3)
                         --------  ------------- --------------
Balance Sheet Data:
Cash and cash
 equivalents............ $  1,633     $2,633        $40,923
Working capital.........      658      1,658         39,948
Total assets............    3,099      4,099         42,389
Long-term liabilities...      263        263            263
Redeemable convertible
 preferred stock........   12,198        --             --
Total stockholders'
 equity (deficit).......  (10,985)     2,213         40,503

--------
(1) Weighted average shares outstanding do not include shares underlying outstanding stock options and shares underlying redeemable common stock and convertible preferred stock because such securities are anti-dilutive for each of the periods presented.

(2) This column includes the impact of (a) the issuance of 5,359,350 shares of common stock issuable upon conversion of all Series A and Series B Preferred Stock outstanding at December 31, 1998 upon completion of the offering; (b) the issuance of 339,200 shares of common stock issuable upon automatic conversion of Series B Preferred Stock that was issued on April 9, 1999 upon conversion of a promissory note issued by Intelligent Life on March 9, 1999 for $1 million and the associated charge of $2,656,000; and (c) the reclassification of 189,238 shares of common stock reclassified from redeemable common stock upon cancellation of the put right associated with such shares and upon forgiveness of a promissory note issued in consideration for 454,170 shares of redeemable common stock (264,932 shares of stock were reacquired) and the associated charge of $1,782,000.
(3) This column contains pro forma balance sheet data that has been adjusted to give effect to the sale by Intelligent Life of the 3,500,000 shares of common stock offered hereby at an assumed initial public offering price of $12 per share and the receipt of the estimated net proceeds therefrom. See "Use of Proceeds" on page 14 and "Capitalization" on page 15.

                                  RISK FACTORS

   An investment in our common stock involves a high degree of risk. In addition to the other information in this prospectus, you should carefully read and consider the following risk factors before investing in our common stock.

We have a history of losses

   We incurred net losses of approximately $2,782,000, $956,000 and $672,000 for the years ended June 30, 1998, 1997 and 1996 and a net loss of $2,095,000 for the six months ended December 31, 1998. We had an accumulated deficit of approximately $10,745,000 as of December 31, 1998. We anticipate that we may incur operating losses in the future due to a high level of planned expenditures. Furthermore, we will incur significant noncash charges during the next four years. Although our revenue has grown rapidly in recent periods, such growth may not continue and may not lead to profitability.

Our success depends upon internet advertising revenue

   We expect to derive more than half of our revenues for the foreseeable future through the sale of advertising space on our internet web pages. Any factors that limit the amount advertisers are willing to spend on advertising on our web sites could have a material adverse effect on our business. These factors may include:

  . lack of standards for measuring web site traffic or effectiveness of web site advertising;

  .  lack of established pricing models for internet advertising;

  .  failure of traditional media advertisers to adopt internet advertising;

  .  introduction of alternative advertising sources; and

  .  lack of significant growth in web site traffic.

   The internet is a new medium for advertising and its effectiveness is unproven. Demonstrating the effectiveness of advertising on our web sites is critical to our ability to generate advertising revenue. Currently, there are no widely accepted standards to measure the effectiveness of internet advertising, and we cannot be certain that such standards will develop sufficiently to support our growth through internet advertising.

   Currently, a number of different pricing models are used to sell advertising on the internet. Pricing models are typically either CPM-based (cost per thousand) or performance-based. We predominantly utilize the CPM-based model, which is based upon the number of advertisement impressions. The performance-based, or per click, model is payable on each individual click even though it may take multiple advertisement impressions to generate one click. We cannot predict which pricing model, if any, will emerge as the industry standard. Therefore, it is difficult for us to project our future advertising rates and revenues. For instance, banner advertising, which is currently our primary source of online revenue, may not be an effective advertising method in the future. If we are unable to adapt to new forms of internet advertising and pricing models, our business could be adversely affected.

   Financial services companies account for a majority of our advertising revenues. We will need to sell advertising to customers outside of the financial services industry in order to significantly increase our revenues. To date, relatively few advertisers from industries other than the technology and financial services industries have devoted a significant portion of their advertising budgets to internet advertising. If we do not attract advertisers from other industries, our business could be adversely affected.

Our success depends upon interest rate activity and mortgage refinancing

   Approximately 90% and 75% of our advertisement views and page views, respectively, are attributable to the Bankrate.com site. Given that this site provides interest rate information for mortgages and other loans, credit cards and savings accounts, visitor traffic to this site increases with interest rate movements and decreases with interest rate stability. Factors that have caused significant visitor fluctuations in the past have been Federal Reserve actions and general market conditions affecting home mortgage interest rates. Approximately 40% of visits to Bankrate.com are to its mortgage pages. Accordingly, the level of traffic to Bankrate.com is heavily dependent on interest rates and mortgage refinancing activity. A slowdown in mortgage refinancings could have a material adverse effect on our business.

   We believe that as we continue to develop web sites of broader interest, the percentage of overall site traffic seeking mortgage information will decline. To accelerate the growth of traffic to our other sites, we are working with our syndication partners to program web sites other than Bankrate.com more intensively, and we are promoting these sites aggressively. We cannot assure you that we will be successful in these efforts.

Our success depends upon establishing and maintaining distribution arrangements

   Our business strategy includes the distribution of our content through the establishment of co-branded web pages with high-traffic business and personal finance sections of online services and web sites. A co-branded site is typically a custom version of Bankrate.com with the graphical look and feel, and navigation, of the other web site. Providing access to these co-branded web pages is a significant part of the value we offer to our advertisers. We compete with other internet content providers to maintain our current relationships with other web site operators and establish new relationships. In addition, as we expand our personal finance content, some of these web site operators may perceive us as a competitor. As a result, they may be unwilling to promote distribution of our banking and credit content. We cannot assure you that our distribution arrangements will attract a sufficient number of users to support our current advertising model. In January 1999, 44% of the traffic to our web sites originated from the web sites of operators we have distribution arrangements with. Our business could be adversely affected if we do not establish and maintain distribution arrangements on favorable economic terms.

Our success depends upon increasing brand awareness of our web sites

   Although Intelligent Life and its predecessors have been in business since 1976, we commenced our internet operations by introducing Bankrate.com in 1995. Due to the limited operating history of our internet operations, it is important that we develop brand awareness of our web sites in order for them to be attractive to advertisers. The importance of our brand recognition will increase as competition in the internet advertising market increases. As a result, developing and maintaining awareness of our web sites by promoting our brand names is critical to maintaining our growth. As competing web sites become established on the internet, the cost of developing brand awareness increases significantly.

   Successfully promoting and positioning our web sites and brand names will depend largely on the effectiveness of our marketing efforts and our ability to develop favorable traffic patterns to our web sites. Therefore, we may need to increase our financial commitment to creating and maintaining brand awareness among users. We intend to use a portion of the proceeds of this offering to increase our marketing efforts and promote our brand awareness. If we fail to successfully promote our web sites and brand names or if we incur significant expense in doing so, it could have a material adverse effect on our business.

Our markets are highly competitive

   We compete for internet advertising revenues with a number of finance-related web sites, such as MarketWatch.com, CNNfn.com and Quicken.com, and traditional publishers and distributors of personal finance content such as MSNBC, CNN, Money Magazine and USA Today. In addition, new competitors may easily enter this market as there are few barriers to entry. Many of our existing competitors, as well as a number of potential new competitors, have longer operating histories, greater name recognition, larger customer bases and significantly greater financial, technical and marketing resources than us. Many competitors, such as Quicken.com, also have complementary products or services that drive traffic to their web sites. Increased competition could result in lower web site traffic, advertising rate reductions, reduced margins or loss of market share, any of which would adversely affect our business. We cannot be certain that we will be able to compete successfully against current or future competitors.

Our web sites may encounter technical problems and service interruptions

   In the past, our web sites have experienced significant increases in traffic in response to interest rate movements and other business or financial news events. The number of our users has continued to increase over time, and we are seeking to further increase our user base. As a result, our internet servers must accommodate spikes in demand for our web pages in addition to potential significant growth in traffic. Our web sites have in the past and may in the future experience slower response times or interruptions as a result of increased traffic or other reasons. For example, from October 29, 1998 to April 28, 1999, we experienced approximately one percent of interruption time, averaging approximately two minutes per interruption. This downtime included interruptions for routine maintenance. These delays and interruptions resulting from failure to maintain internet service connections to our site could frustrate users and reduce our future web site traffic, which could have a material adverse effect on our business.

   All of our communications and network equipment is located at our corporate headquarters in North Palm Beach, Florida. Any system failure at this location could lead to interruptions or delays in service for our web sites, which could have a material adverse effect on our business. Our operations are dependent upon our ability to protect our systems against damage from fires, hurricanes, earthquakes, power losses, telecommunications failures, break-ins, computer viruses, hacker attacks and other events beyond our control. Although we maintain business interruption insurance, it may not adequately compensate us for losses that may occur due to failures of our systems.

We rely on the protection of our intellectual property

   Our intellectual property consists of the content of our web sites and print publications. We rely on a combination of copyrights, trademarks, trade secret laws and our user policy and restrictions on disclosure to protect our intellectual property. We may also enter into confidentiality agreements with our employees and consultants and seek to control access to and distribution of our proprietary information. Despite these precautions, it may be possible for other parties to copy or otherwise obtain and use the content of our web sites or print publications without authorization. A failure to protect our intellectual property in a meaningful manner could have a material adverse effect on our business.

   Because we license some of our data and content from other parties, we may be exposed to infringement actions if such parties do not possess the necessary proprietary rights. Generally, we obtain representations as to the origin and ownership of licensed content and obtain indemnification to cover any breach of any such representations. However, such representations may not be accurate and such indemnification may not be sufficient to provide adequate compensation for any breach of such representations.

   Any future infringement or other claims or prosecutions related to our intellectual property could have a material adverse effect on our business. Any such claims, with or without merit, could be time-consuming, result in costly litigation and diversion of technical and management personnel or require us to introduce new content or trademarks, develop new technology or enter into royalty or licensing agreements. Such royalty or licensing agreements, if required, may not be available on acceptable terms, if at all.

We may face liability for information on our web sites

   Much of the information published on our web sites relates to the competitiveness of financial institutions' rates, products and services. We may be subjected to claims for defamation, negligence, copyright or trademark infringement or other theories relating to the information we publish on our web sites. These types of claims have been brought, sometimes successfully, against online services as well as print publications. Our insurance may not adequately protect us against these types of claims.

Future government regulation of the internet is uncertain and subject to change

   As internet commerce continues to evolve, increasing regulation by federal or state agencies or foreign governments may occur. Such regulation is likely in the areas of user privacy, pricing, content and quality of products and services. Additionally, taxation of internet use or electronic commerce transactions may be imposed. Any regulation imposing fees for internet use or electronic commerce transactions could result in a decline in the use of the internet and the viability of internet commerce, which could have a material adverse effect on our business.

Our ownership is heavily concentrated in our management

   Our officers and directors will beneficially own approximately 67% of Intelligent Life's outstanding common stock after this offering. Peter C. Morse, our largest shareholder, will beneficially own approximately 41% of Intelligent Life's outstanding common stock after this offering. As a result, our officers and directors will be able to exercise control over all matters requiring shareholder approval. In particular, these controlling shareholders will have the ability to elect all of our directors and approve or disapprove significant corporate transactions. This control could be used to prevent or significantly delay another company or person from acquiring or merging with us.

Our rapid growth may strain our operations

   Since we began our internet operations in 1995, we have expanded our operations significantly, and we intend to continue to do so. Our future expansion may place a significant strain on our management. To manage the expected growth of our operations and personnel, we must expand and improve our existing management, operational and financial systems. If we fail to expand and improve these systems in a timely manner, this failure could have a material adverse effect on our business.

Our new managers must work together effectively as a team

   We have recently added key managerial, technical and operations personnel. For example, our President and Chief Executive Officer was hired in 1997, our Senior Vice President--Administration was hired in 1998, and our Senior Vice President--Marketing was hired in 1999. We are also significantly increasing our employee base. These new personnel must integrate themselves into our daily operations and work effectively as a team in order for us to be successful. We cannot be certain that this will occur in all instances.

Our success depends upon management and key employees

   Our success depends largely upon retaining the continued services of our executive officers and other key management and developing personnel as well as hiring and training additional employees.We have a number of key employees on whom we depend and who may be difficult to replace. Specifically, we rely on William P. Anderson, III, our President and Chief Executive Officer, and our key employees, Sara Campbell Taylor, Peter W. Minford, G. Cotter Cunningham and Robert J. DeFranco. All of our employees are employed by the Vincam Group under an employee leasing contract. This contract has a one-year term and there can be no assurance of its renewal. A failure to retain our current key employees or to hire enough qualified employees to sustain our growth could have a material adverse effect on our business.

Our Articles of Incorporation and Bylaws, as well as Florida law, may prevent or delay a future takeover

   Our Articles of Incorporation and Bylaws may have the effect of delaying or preventing a merger or acquisition, or making such a transaction less desirable to a potential acquirer, even when shareholders may consider the acquisition or merger favorable. For example, our Articles of Incorporation and Bylaws provide that:

  . the board of directors has the authority, without shareholder approval, to issue up to 10,000,000 shares of preferred stock and to determine the rights (including voting rights) associated with such preferred stock (which issuance may adversely affect the market price of the common stock and the voting rights of the holders of common stock);

  . the board of directors is classified and directors have three-year terms;

  . cumulative voting for the election of directors is prohibited;

  . approval by 66 2/3% of the shareholders is required for material amendments to the Articles of Incorporation or Bylaws; and

  . certain procedures must be followed before matters can be proposed by shareholders for consideration at shareholder meetings.

   Florida law also contains "control share acquisition" and "affiliate transaction" provisions that may also delay, prevent, or discourage an acquisition of or merger with Intelligent Life. See "Description of Capital Stock--Material Provisions of Florida Law" on page 46.

We have broad discretion in the use of proceeds from this offering

   The net proceeds from the sale of the common stock will become part of our general working capital upon completion of this offering, and we may use these funds in a variety of ways, including increasing our sales and marketing activities, increasing our content development activities and pursuing strategic acquisitions and partnerships. We will have considerable discretion in the application of the net proceeds of this offering to these uses. In addition, the timing of our use of the net proceeds will depend on a number of factors, including the amount of our future revenues.

We may encounter difficulties with future acquisitions

   A part of our business strategy is to acquire web sites and other content providers that will be complementary to our current activities. Any acquisitions may present a number of potential risks that could result in a material adverse effect on our business. These risks include the following:

  . failure to integrate the technical operations and personnel in a timely and cost-effective manner;

  . failure to retain key personnel of the acquired company; and

  . assumption of unexpected material liabilities.

   In addition, we cannot assure you that we will be able to identify suitable acquisition candidates that are available for sale at reasonable prices. We may finance future acquisitions using some or all of the proceeds of this offering. We may also finance future acquisitions with debt financing, which would increase our debt service requirements, or through the issuance of additional common or preferred stock, which could result in dilution to our shareholders. We cannot assure you that we will be able to arrange adequate financing on acceptable terms.

Our results of operations may fluctuate significantly

   Our results of operations may fluctuate significantly in the future as a result of several factors, many of which are beyond our control. These factors include:

  . changes in fees paid by advertisers;

  . traffic levels on our web sites, which can fluctuate significantly as a result of financial news events;

  . changes in the demand for internet products and services;

  . changes in fee or revenue-sharing arrangements with our distribution partners;

  . our ability to enter into or renew key distribution agreements;

  . the introduction of new internet advertising services by us or our competitors;

  . changes in our capital or operating expenses as we expand our operations;
    and

  . general economic conditions.

   Our future revenues and results of operations may be difficult to forecast due to these factors. As a result, we believe that period-to-period comparisons of our results of operations may not be meaningful, and you should not rely on past periods as indicators of future performance. In future periods, our results of operations may fall below the expectations of securities analysts and investors, which could adversely affect the trading price of the common stock.

Our stock price may be volatile in the future

   We cannot predict whether a trading market for our common stock will develop or how liquid that market might become. The initial public offering price for our common stock has been determined by negotiations between us and ING Baring Furman Selz LLC and may not be indicative of prices that will prevail in the trading market. The stock prices and trading volume of internet-related companies have been extremely volatile of late. Accordingly, our stock prices after this offering may be volatile as well. In addition, following periods of downward volatility in the market price of a company's securities, class action litigation is often brought against the company. Downward volatility of our stock prices could lead to class action litigation, resulting in substantial costs and a diversion of our management's attention and resources.

Future sales of common stock could adversely affect stock price

   Sales of significant amounts of common stock in the public market after this offering, or the perception that such sales may occur, could materially adversely affect the market price of the common stock.

   We will have 13,440,988 shares of common stock outstanding after this offering. Of these shares, the 3,500,000 shares offered hereby will be eligible for immediate sale in the public market without restriction, except shares purchased by our "affiliates" within the meaning of Rule 144 under the Securities Act.

   The remaining 9,940,988 shares are held by existing stockholders and are "restricted securities" within the meaning of Rule 144 under the Securities Act. Restricted securities may be sold in the public market only if registered or if the sale transaction qualifies for an exemption from registration under the Securities Act. Our officers and certain of our directors and existing stockholders have agreed that they will not sell, directly or indirectly, any common stock without the prior consent of ING Baring Furman Selz LLC for a period of 180 days from the date of this prospectus. As a result, additional shares may become available for sale to the public as follows: 878,750 and 339,200 shares may be eligible for sale pursuant to Rule 144 on November 25, 1999 and March 9, 2000, respectively; and 8,723,038 shares may be eligible for sale pursuant to Rule 144 upon the expiration of lock-up agreements 180 days after the date of this prospectus. Certain holders of these shares, representing approximately 9,683,988 shares of common stock, have the right, subject to restrictive conditions, to include their shares in future registration statements relating to our securities and/or to cause us to register certain shares of common stock owned by them.

   In addition, we have outstanding options to purchase 787,500 shares of common stock, at least 46,748 of which will be vested and upon exercise will be eligible for sale in the public market beginning 180 days after the date of this prospectus. We are also granting options to a broad base of employees upon completion of this offering, which will be exercisable for an aggregate of 72,500 shares of common stock at the initial public offering price. In addition, we are granting options to a consultant upon completion of this offering, which will be exercisable for an aggregate of 400,000 shares of common stock at the initial public offering price. See "Management--Consulting Agreements" on page 44.

New investors in Intelligent Life will incur immediate and substantial dilution

   If you purchase common stock in this offering, you will incur immediate and substantial dilution in net tangible book value per share in the amount of $8.99. Further dilution may result if options to purchase shares of common stock are exercised by option holders in the future.

We may experience Year 2000 problems

   The Year 2000 computer problem refers to the potential for system and processing failures of date-related data as a result of computer-controlled systems using two digits rather than four to define the applicable year. For example, software programs that have time-sensitive components may recognize a date represented as "00" as the year 1900 rather than the year 2000. This could result in system failure, causing disruptions to our operations.

   We may be affected by Year 2000 issues related to non-compliant internal systems developed by us or by third-party vendors. We have received written certifications from all manufacturers of our third-party systems that they are Year 2000 compliant. We are not currently aware of any material systems that contain embedded chips that are not Year 2000 compliant, or that we will not be able to bring into compliance in a timely fashion. We plan to complete final testing of all our systems for Year 2000 compliance by May 30, 1999. We intend to take steps to bring into compliance any system we find not to be Year 2000 compliant based upon our final test phase. Failure of our systems to be Year 2000 compliant could result in an inability of users to view our sites, which would have a material adverse effect on our business. Such failures could also require substantial time and effort on the part of management.

                           FORWARD-LOOKING STATEMENTS

   Some of the statements contained in this prospectus contain forward-looking information. These statements are found in the sections entitled "Prospectus Summary," "Risk Factors," "Use of Proceeds," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business." They include statements concerning:

  .  our business strategy;

  .  liquidity and capital expenditures;

  .  use of proceeds of the offering;

  .  future sources of revenues;

  .  expansion of our online publications;

  .  trends in internet activity generally;

  .  trends in government regulation; and

  .  payment of dividends.

   You can identify these statements by forward-looking words such as "expect," "believe," "goal," "plan," "intend," "estimate," "may" and "will" or similar words. You should be aware that these statements are subject to known and unknown risks, uncertainties and other factors, including those discussed in the section entitled "Risk Factors," that could cause the actual results to differ materially from those suggested by the forward-looking statements.

                                USE OF PROCEEDS

   The net proceeds to Intelligent Life from the sale of the 3,500,000 shares of common stock offered hereby are estimated to be approximately $38,289,650 ($44,148,650 if the underwriters exercise their over-allotment option in full), assuming an initial public offering price of $12 per share and after deducting estimated underwriting discounts and commissions and estimated expenses payable by Intelligent Life in connection with the offering.

   We intend to use the net proceeds from the offering primarily as working capital for expansion of our business, including marketing and promotional expenditures, investment in editorial and content production resources, and possible future acquisitions, and for general corporate purposes. We currently have no specific agreements, commitments or understandings with respect to any acquisition. The amounts we actually use for each purpose may vary significantly depending upon certain factors, including economic or industry conditions, changes in the competitive environment and strategic opportunities that may arise. In addition, we believe that it is important to create a public market for our common stock to facilitate future access to public market funds and provide the availability of a publicly-traded stock if we decide to issue common stock in connection with future acquisitions. Pending application of the net proceeds as described above, we intend to invest the net proceeds of the offering in short-term, investment-grade, interest-bearing securities.

                                DIVIDEND POLICY

   We have never declared or paid cash dividends on our capital stock and we do not anticipate declaring or paying any cash dividends for the foreseeable future. We currently expect to retain all earnings, if any, for investment in our business. Our Board of Directors has broad discretion as to whether to pay dividends. Any determination whether to pay dividends will depend on a number of factors, including our results of operations, financial position and capital requirements, general business conditions, restrictions imposed by financing arrangements, if any, legal and regulatory restrictions on the payment of dividends and other factors that our Board of Directors deems relevant.

                                 CAPITALIZATION

   The following table sets forth at December 31, 1998: (1) the capitalization of Intelligent Life; (2) the pro forma capitalization of Intelligent Life giving effect to (a) conversion of all Series A and Series B Preferred Stock outstanding at December 31, 1998 to 5,359,350 shares of common stock upon completion of the offering; (b) the issuance of 339,200 shares of common stock issuable upon automatic conversion of Series B Preferred Stock that was issued on April 9, 1999 upon conversion of a promissory note issued by Intelligent Life on March 9, 1999 for $1 million and the associated charge of $2,656,000; and (c) the reclassification of 189,238 shares of redeemable common stock upon cancellation of the put right associated with such shares and upon forgiveness of a promissory note issued in consideration for 454,170 shares of redeemable common stock (264,932 shares of stock were reacquired) and the associated charge of $1,782,000; and (3) the pro forma capitalization of Intelligent Life as adjusted to give effect to the sale of the shares of common stock offered hereby and the application of the net proceeds. This table should be read in conjunction with our financial statements and the notes thereto appearing elsewhere in this prospectus.

                                                             As of
                                                       December 31, 1998
                                                  -----------------------------
                                                                      Pro forma
                                                              Pro        As
                                                   Actual    forma    Adjusted
                                                  --------  --------  ---------
                                                         in thousands
Current portion of capital lease obligations....  $    113  $    113  $    113
                                                  ========  ========  ========

Capital lease obligations, long term............  $    263  $    263  $    263
Redeemable Convertible Series A Preferred Stock,
 noncumulative, par value $.01 per share,
 liquidation value $65 per share, stated at
 redemption value--90,000 shares authorized;
 89,612 shares issued and outstanding, actual;
 and no shares issued or outstanding, pro forma
 and pro forma as adjusted......................    10,216       --        --
Redeemable Convertible Series B Preferred Stock,
 noncumulative, par value $.01 per share,
 liquidation value $114 per share, stated at
 redemption value -- 30,000 shares authorized;
 17,575 shares issued and outstanding, actual;
 and no shares issued or outstanding, pro forma
 and pro forma as adjusted......................     1,983       --        --
Redeemable common stock, par value $.01 per
 share, redemption value $0.52 per share --
  454,170 shares issued and outstanding, actual;
 and no shares issued or outstanding, pro forma
 and pro forma as adjusted......................       236       --        --
Loan receivable for redeemable common stock.....      (236)      --        --

Stockholders' equity (deficit):
  Preferred stock, 10,000,000 shares authorized
   and undesignated, none issued, pro forma as
   adjusted.....................................       --        --        --
  Common stock, $.01 par value; 100,000,000
   shares authorized, 4,053,200 shares issued
   and outstanding, actual; 9,940,988 shares
   issued and outstanding pro forma and
   13,440,988 shares issued and outstanding, pro
   forma as adjusted(1).........................        41        99       134
Additional paid-in capital......................       --     17,684    55,939
Unamortized stock compensation expense..........      (281)      (60)      (60)
Accumulated deficit.............................   (10,745)  (15,510)  (15,510)
                                                  --------  --------  --------
    Total stockholders' equity (deficit)........   (10,985)    2,213    40,503
                                                  --------  --------  --------
      Total capitalization......................  $  1,477  $  2,476  $ 40,766
                                                  ========  ========  ========

--------

(1) Excludes: 3,000,000 shares of common stock presently reserved for issuance upon exercise of options granted under the 1997 and 1999 Equity Compensation Plans of which options to purchase 787,500 shares of common stock are issuable upon the exercise of options outstanding at April 15, 1999 at a weighted average exercise price of $2.50 per share. An additional 472,500 shares of common stock will be issuable upon the exercise of options to be granted upon completion of this offering at the initial public offering price. See "Management -- Stock Option and Other Compensation Plans" on page 43.

                                    DILUTION

   As of December 31, 1998, the pro forma net tangible book value of Intelligent Life was approximately $2,208,830, or $0.22 per share of common stock. Pro forma net tangible book value per share represents the amount of Intelligent Life's total tangible assets less total liabilities, divided by the number of shares of common stock outstanding, giving pro forma effect to the
(a) automatic conversion of all Series A and Series B Preferred Stock outstanding at December 31, 1998 to 5,359,350 shares of common stock upon completion of the offering; (b) the issuance of 339,200 shares of common stock issuable upon the automatic conversion of Series B Preferred Stock that was issued on April 9, 1999 upon conversion of a promissory note issued by the Company on March 9, 1999 for $1 million; and (c) 189,238 shares of common stock reclassified from redeemable common stock upon cancellation of the put right associated with such shares and upon forgiveness of a promissory note issued in consideration for 454,170 shares of redeemable common stock (264,932 shares of stock were reacquired). After giving effect to the sale by Intelligent Life of the 3,500,000 shares of common stock offered hereby at an assumed initial public offering price of $12 per share and the application of the estimated net proceeds therefrom after deducting the underwriting discounts and estimated offering expenses, the adjusted net tangible book value of Intelligent Life at December 31, 1998, would have been approximately $40,498,830, or $3.01 per share of common stock. This represents an immediate increase in such net tangible book value of $2.79 per share to existing shareholders and an immediate decrease in net tangible book value of $8.99 per share to new investors. The following table illustrates this unaudited per-share dilution to new investors:

   Assumed initial public offering price per share...............       $12.00
     Net tangible book value per share as of December 31, 1998... $0.22
     Increase in net tangible book value per share attributable to new investors........................................... $2.79
                                                                  -----
   Adjusted net tangible book value per share after the
    offering.....................................................       $ 3.01
                                                                        ------
   Dilution per share to new investors...........................       $ 8.99
                                                                        ======

   The following table sets forth, as of December 31, 1998, giving effect to the transactions discussed above, (1) the number of shares of common stock previously issued by Intelligent Life, (2) the total consideration reflected in the accounts of Intelligent Life, and (3) the average price per share to the existing shareholders and new investors. These amounts assume the sale by Intelligent Life of 3,500,000 shares of common stock at an assumed initial public offering price of $12 per share and do not reflect deduction of estimated underwriting discounts and commissions and offering expenses:

                             Shares Purchased  Total Consideration
                            ------------------ ------------------- Average Price
                              Number   Percent   Amount    Percent   Per Share
                            ---------- ------- ----------- ------- -------------
   Existing shareholders..   9,940,988   74.0% $ 9,300,242   18.1%    $ 0.94
   New investors..........   3,500,000   26.0   42,000,000   81.9     $12.00
                            ----------  -----  -----------  -----
     Total................  13,440,988  100.0% $51,300,242  100.0%
                            ==========  =====  ===========  =====

   Assuming full exercise of the underwriters' over-allotment option, the percentage of shares held by existing shareholders would be decreased to 71.2% of the total number of shares of common stock to be outstanding after the offering, and the number of shares held by new shareholders would be increased to 4,025,000 shares, or 28.8% of the total number of shares of common stock to be outstanding after the offering.

   The foregoing tables and other information excludes shares of common stock issuable upon exercise of options held by certain officers, directors and employees of Intelligent Life.

   As of April 15, 1999, there were outstanding options to acquire approximately 787,500 shares of common stock at exercise prices ranging from $1.30 to $2.97 per share and a weighted average exercise price of $2.50 per share. In addition, options to acquire 472,500 shares of common stock will be granted upon completion of this offering at the initial public offering price. The exercise of these options will have the effect of increasing the net tangible book value dilution of new investors in this offering. See "Shares Eligible for Future Sale" on page 51.

                            SELECTED FINANCIAL DATA

   Our selected financial data set forth below should be read in conjunction with our financial statements, including the notes thereto, and "Management's Discussion and Analysis of Financial Condition and Results of Operations" beginning on page 18 of this prospectus. The statement of operations data for the years ended June 30, 1994 and 1995, and the balance sheet data as of June 30, 1994 and 1995, are derived from unaudited financial statements not included in this prospectus. The statement of operations data for the years ended
June 30, 1996 and 1997, and the balance sheet data as of June 30, 1996 and 1997, are derived from, and are qualified by reference to, the financial statements included elsewhere in this prospectus, which have been audited by Thomas & Clough Co., P.A. The statement of operations data for the year ended June 30, 1998, and the balance sheet data as of June 30, 1998 are derived from, and are qualified by reference to, the financial statements included elsewhere in the prospectus, which have been audited by KPMG LLP. The statement of operations data for the six-month periods ended December 31, 1997 and 1998 and the balance sheet data as of December 31, 1998 are derived from unaudited financial data. In the opinion of our management, the unaudited financial statements have been prepared on a basis consistent with the financial statements which appear elsewhere in this prospectus, and include all adjustments, consisting only of normal recurring adjustments, necessary for a fair statement of the financial position and results of operations for such unaudited periods. Historical results are not necessarily indicative of results to be expected in the future.

                                                                                        Six Months Ended
                                           Year Ended June 30,                            December 31,
                          ----------------------------------------------------------  ----------------------
                             1994        1995        1996        1997        1998        1997        1998
                          ----------  ----------  ----------  ----------  ----------  ----------  ----------
                              in thousands, except share and per share data               in thousands,
                                                                                          except share
                                                                                       and per share data
Statement of Operations
 Data:
Revenue:
 Online publishing......  $        0  $        0  $       70  $      485  $    1,282  $      508  $    1,809
 Print publishing and
  licensing.............         871       1,109       1,558       2,058       2,559       1,180       1,660
                          ----------  ----------  ----------  ----------  ----------  ----------  ----------
  Total revenue.........         871       1,109       1,628       2,543       3,841       1,688       3,469
Cost of operations:
 Online publishing......           0           0          16         582         862         321         979
 Print publishing and
  licensing.............         668         884         971       1,186       1,962         957       1,101
 Sales..................           0           0          98          90         665         117         817
 Marketing..............          14          23          34           1         145          18         305
 Product research.......         258         274         508         721       1,216         493         916
 General and
  administrative........         288         404         522         768       1,663         695         871
 Depreciation and
  amortization..........          95          69          98          74          67          25          98
 Stock based
  compensation..........           0           0           0           0          89           0         669
                          ----------  ----------  ----------  ----------  ----------  ----------  ----------
  Total cost of
   operations...........       1,323       1,654       2,247       3,422       6,669       2,627       5,756
                          ----------  ----------  ----------  ----------  ----------  ----------  ----------
Loss from operations....        (452)       (545)       (619)       (879)     (2,828)       (939)     (2,287)
Other income (expense)..         (13)       (410)        (53)        (77)         46          35         192
                          ----------  ----------  ----------  ----------  ----------  ----------  ----------
Loss before income
 taxes..................        (465)       (955)       (672)       (956)     (2,782)       (904)     (2,095)
Income taxes............         --          --          --          --          --          --          --
                          ----------  ----------  ----------  ----------  ----------  ----------  ----------
Net loss................        (465)       (955)       (672)       (956)     (2,782)       (904)     (2,095)
Conversion of
 nonredeemable
 convertible Series A
 Preferred Stock to
 redeemable.............         --          --          --          --          --          --       (4,438)
                          ----------  ----------  ----------  ----------  ----------  ----------  ----------
Net loss applicable to
 common stock...........  $     (465) $     (955) $     (672) $     (956) $   (2,782) $     (904) $   (6,533)
                          ==========  ==========  ==========  ==========  ==========  ==========  ==========
Basic and diluted net
 loss per share.........  $    (0.10) $    (0.19) $    (0.13) $    (0.20) $    (0.72) $    (0.24) $    (1.63)
Weighted average shares
 outstanding used in
 basic and diluted per-
 share calculation......   4,824,170   5,000,000   5,000,000   4,743,590   3,846,200   3,846,200   4,018,700

                                      As of June 30,                  As of
                            -------------------------------------- December 31,
                            1994    1995     1996     1997   1998      1998
                            -----  -------  -------  ------ ------ ------------
                                       in thousands                in thousands
Balance Sheet Data:
Cash and cash
 equivalents..............  $   0  $    (4) $     0  $1,763 $  910   $ 1,633
Working capital...........   (424)    (597)  (1,649)    887    164       658
Total assets..............    695      273      311   2,193  1,768     3,099
Obligations under capital
 leases, long term........    379      700        0       0     14       263
Redeemable preferred
 stock....................    --       --       --      --     --     12,198
Total stockholders' equity
 (deficit)................   (140)  (1,096)  (1,508)  1,035    657   (10,985)

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

   The following discussion should be read in conjunction with the financial statements and related notes contained in this prospectus. The following discussion contains forward-looking statements that involve risks and uncertainties. Intelligent Life's fiscal year ends on June 30. The fiscal year ended June 30, 1996 is referred to as fiscal 1996, the fiscal year ended June 30, 1997 is referred to as fiscal 1997 and the fiscal year ended June 30, 1998 is referred to as fiscal 1998.

Overview

   Intelligent Life is the leading provider of independent, objective research regarding consumer banking and credit products and a significant publisher of original editorial content relating to personal finance matters. We provide this information through our internet sites Bankrate.com, theWhiz.com, Consejero.com and CPNet.com and in print through Bank Rate Monitor and Consumer Mortgage Guide. Our online operations are the principal focus of our activities today. Prior to 1995, our principal businesses were the publication of print newsletters and syndication of bank and credit product research to newspapers and magazines. In 1995, we introduced the Consumer Mortgage Guide, which is an advertisement for newspapers consisting of product and rate information in tabular form from local mortgage companies that pay a weekly fee for inclusion in the table.

   In fiscal 1996, we commenced our online operations by displaying our research through an internet site, Bankrate.com. By putting our information online, we were able to create new revenue opportunities through the sale of graphical and hyperlink advertising associated with our rate and yield tables. In fiscal 1997, we determined that we would concentrate principally on our online operations. Since that time, we have significantly expanded the scope and depth of Bankrate.com and made investments in four new online publications: theWhiz.com, Bankrate.com en Espanol, Consejero.com and CPNet.com. These new publications accounted for 12% of total online revenues for the fiscal year ended June 30, 1998 and 2% of total online revenues for the six months ended December 31, 1998.

   In order to focus on our online activities, we have reduced the number of print newsletters we publish from five to three and eliminated active marketing of our print publications. We have also ceased marketing Consumer Mortgage Guide as a separate product. We now provide this product to newspapers as a part of a broader relationship that is primarily directed toward online activities.

   We believe that recognition of our research as the leading source of independent, objective information on banking and credit products is essential to our success. As a result, we have sought to maximize distribution of our research to gain brand recognition as a research authority. We are currently seeking to increase traffic to Bankrate.com in order to build our brand awareness and reach among online users.

   The following are descriptions of the revenue and expense components of our statement of operations:

     Online publishing revenue represents the sale of advertising, sponsorships and hyperlinks in connection with our web sites. Such advertising is sold to advertisers according to the cost per thousand impressions, or CPM, the advertiser receives. The amount of advertising we sell is a function of (1) the number of advertisements we have per page,
  (2) the number of visitors viewing our pages, and (3) the capacity of our sales force. Revenue from advertising sales is invoiced monthly based on the expected number of advertisement impressions, or number of times that an advertisement is viewed. Revenue is recognized monthly based on the percentage of impressions received to the total number of impressions purchased. Revenue for impressions that have been invoiced but not delivered is deferred. Hyperlinks to various third-party web sites are sold for a fixed monthly fee, which is recognized as revenue in the month earned. For our revenue sharing distribution arrangements with web site operators, revenue is recorded on a gross basis, with payments for our distribution arrangements being included in online publishing costs.

     Print publishing and licensing revenue represents advertising revenue from the sale of advertising in Consumer Mortgage Guide rate tables, newsletter subscriptions, and licensing of research information. We charge a commission for placement of Consumer Mortgage Guide in a print publication. Advertising revenue and commission income is recognized when Consumer Mortgage Guide runs in the publication. Revenue from our newsletters is recognized ratably over the period of the subscription, which is generally up to one year. Revenue from the sale of research information is recognized ratably over the contract period.

     Online publishing costs represent expenses directly associated with the creation of online publishing revenue. These costs include contractual revenue sharing obligations resulting from our distribution arrangements (distribution payments), editorial costs, and allocated overhead. Distribution payments are made to web site operators for visitors directed to our web sites. These costs increase with gains in traffic to our sites. Editorial costs relate to writers and editors who create original content for our online publications and associates who build web pages. These costs have increased as we have added online publications and co-branded versions of our sites under distribution arrangements. These sites must be maintained on a daily basis.

     Print publishing and licensing costs represent expenses directly associated with print publishing revenue. These costs include contractual revenue sharing obligations with newspapers related to Consumer Mortgage Guide, personnel costs, printing and allocated overhead.

     Sales costs represent direct selling expenses, principally for online advertising, and include sales commissions, personnel costs and allocated overhead.

     Marketing costs represent expenses associated with expanding brand awareness of our products and services to consumers and include advertising, including banner advertising, marketing and promotion costs.

     Product research costs represent expenses related to gathering data on banking and credit products and include compensation and benefits, facilities costs, telephone costs and computer systems expenses.

     General and administrative costs represent compensation and benefits for administration, advertising management, accounting and finance, facilities expenses, professional fees and non-allocated overhead.

     Depreciation and amortization represents the cost of capital asset acquisitions spread over their expected useful lives. These expenses are spread over three to seven years and are calculated on a straight line basis.

     Stock based compensation represents expenses associated with stock grants to our officers and employees as additional compensation for their services.

     Other income (expense) is comprised of interest income and expense and gains and losses on the sale of assets.

Results of Operations

   We have compared our financial results for the year ended June 30, 1996, 1997 and 1998 as well as the six months ended December 31, 1997 and 1998.

   The following tables displays our results of operations expressed as a percentage of total revenues:

                                   Year Ended June        Six Months Ended
                                         30,                December 31,
                                  ---------------------   -------------------
                                  1996    1997    1998      1997       1998
                                  -----   -----   -----   --------   --------
   Revenue:
    Online publishing...........    4.3 %  19.1 %  33.4 %     30.1 %     52.1 %
    Print publishing and
     licensing..................   95.7    80.9    66.6       69.9       47.9
                                  -----   -----   -----   --------   --------
     Total revenue..............  100.0   100.0   100.0      100.0      100.0
   Cost of operations:
    Online publishing...........    1.0    22.9    22.4       19.0       28.2
    Print publishing and
     licensing..................   59.6    46.6    51.1       56.7       31.7
    Sales.......................    6.0     3.5    17.3        6.9       23.6
    Marketing...................    2.1     0.0     3.8        1.1        8.8
    Product research............   31.2    28.4    31.7       29.2       26.4
    General and administrative..   32.1    30.3    43.3       41.2       25.1
    Depreciation and
     amortization...............    6.0     2.9     1.7        1.5        2.8
    Stock based compensation....    0.0     0.0     2.3        0.0       19.3
                                  -----   -----   -----   --------   --------
   Total cost of operations.....  138.0   134.6   173.6      155.6      165.9
                                  -----   -----   -----   --------   --------
   Loss from operations.........  (38.0)  (34.6)  (73.6)     (55.6)     (65.9)
   Other income (expense).......   (3.3)   (3.0)    1.2        2.1        5.5
                                  -----   -----   -----   --------   --------
     Net loss...................  (41.3)% (37.6)% (72.4)%    (53.5)%    (60.4)%
                                  =====   =====   =====   ========   ========

Six Months Ended December 31, 1998 Compared to Six Months Ended December 31,
1997

 Revenues

   Total revenue increased to $3,469,000 for the six months ended December 31, 1998 from $1,688,000 for the six months ended December 31, 1997, representing a 106% increase.

   Online publishing revenue increased to $1,809,000 for the six months ended December 31, 1998 from $508,000 for the six months ended December 31, 1997, representing a 256% increase. This increase was due primarily to a higher level of advertising sales and higher advertising rates. The higher advertising sales were facilitated by an increase in advertising inventory resulting from an increase in the number of distribution arrangements as well as higher overall internet traffic.

   Print publishing and licensing revenue increased to $1,660,000 for the six months ended December 31, 1998 from $1,180,000 for the six months ended December 31, 1997, representing a 41% increase. This increase resulted from the sale of a higher number of advertisements for Consumer Mortgage Guide, which resulted primarily from growth in the number of participating newspapers.

 Cost of Operations

   Online publishing costs increased to $979,000 for the six months ended December 31, 1998 from $321,000 for the six months ended December 31, 1997, representing a 205% increase. The increase was due to greater revenue sharing obligations and personnel costs related to expanded online publishing operations.

   Print publishing and licensing costs increased to $1,101,000 for the six months ended December 31, 1998 from $957,000 for the six months ended December 31, 1997, representing a 15% increase. The increase resulted from higher payments to newspapers principally because of higher revenues from Consumer Mortgage Guide.

   Sales costs increased to $817,000 for the six months ended December 31, 1998 from $117,000 for the six months ended December 31, 1997, representing a 598% increase. The increase was primarily the result of an increase in sales personnel, opening of sales offices in California and New York and implementation of a more aggressive sales commission structure.

   Marketing costs increased to $305,000 for the six months ended December 31, 1998 from $18,000 for the six months ended December 31, 1997 representing a 1,594% increase. The increase resulted from hiring a public relations firm to promote our online activities, creating and producing sales materials for online advertising and purchasing banner advertising to test the effectiveness of using such advertising to increase visitors to Bankrate.com.

   Product research costs increased to $916,000 for the six months ended December 31, 1998 from $493,000 for the six months ended December 31, 1997, representing a 86% increase. The increase resulted from additional personnel relating to an expanded number of products in which we conduct research and additional quality control personnel.

   General and administrative costs increased to $871,000 for the six months ended December 31, 1998 from $695,000 for the six months ended December 31, 1997, representing a 25% increase. The increase was principally related to expenses incurred to allow for anticipated growth, including additional compensation and benefits for new personnel, facilities costs and professional costs.

   Depreciation and amortization increased to $98,000 for the six months ended December 31, 1998 from $25,000 for the six months ended December 31, 1997, representing a 292% increase. The increase was mainly attributable to higher expenses for software, computer systems and components.

   Stock-based compensation increased by $669,000 as a result of shares issued in conjunction with the hiring of our President and Chief Executive Officer and stock issued to Christy Heady as part of an employment agreement with Intelligent Life entered into in conjunction with the purchase of theWhiz.com.

   In December 1998, we sold one of our print publications, Bank Advertising News, resulting in a gain of $186,000 which is included in other income (expense). The sale was the result of management's assessment that this publication no longer fit our strategy.

Year Ended June 30, 1998 Compared to Year Ended June 30, 1997

 Revenues

   Total revenue increased to $3,841,000 in fiscal 1998 from $2,543,000 in fiscal 1997, representing a 51% increase.

   Online publishing revenue increased to $1,282,000 in fiscal 1998 from $485,000 in fiscal 1997, representing a 164% increase. This increase was due to more advertisements being sold, higher advertising rates and an increase in inventory available for sale. A change of site design for Bankrate.com to allow for a larger number of advertisements per page also contributed to the revenue growth.

   Print publishing and licensing revenue increased to $2,559,000 in fiscal 1998 from $2,058,000 in fiscal 1997, representing a 24% increase. The increase resulted from the sale of a higher number of advertisements for Consumer Mortgage Guide, which resulted primarily from growth in the number of participating newspapers.

 Cost of Operations

   Online publishing costs increased to $862,000 in fiscal 1998 from $582,000 in fiscal 1997, representing a 48% increase. The increase resulted from higher payments made under distribution arrangements and additional editorial staff.

   Print publishing and licensing costs increased to $1,962,000 in fiscal 1998 from $1,186,000 in fiscal 1997, representing a 65% increase. The increase was substantially a result of higher payments to newspapers given the higher level of Consumer Mortgage Guide revenues.

   Sales costs increased to $665,000 in fiscal 1998 from $90,000 in fiscal 1997, representing a 639% increase. The increase was due to additional sales staff, higher commissions resulting from increased revenues and higher commission rates for our online sales staff.

   Marketing costs increased to $145,000 in fiscal 1998 from $1,485 in fiscal 1997, representing a 9,664% increase. The increase was due to the hiring of a public relations firm to promote our expanded online activities and the costs of creating and producing sales materials for online advertising. Additional costs were incurred in fiscal 1998 when we purchased such advertising to test its effectiveness in increasing visitors to Bankrate.com.

   Product research costs increased to $1,216,000 in fiscal 1998 from $721,000 in fiscal 1997, representing a 69% increase. The increase was principally related to the addition of 20 local markets in which we conducted research and an expansion in the number of products for which we gathered data.

   General and administrative costs increased to $1,663,000 in fiscal 1998 from $768,000 in fiscal 1997, representing a 117% increase. The increase was principally related to the hiring of new senior management, expansion of office space and additional professional fees.

   Depreciation and amortization decreased to $67,000 in fiscal 1998 from $74,000 in fiscal 1997, representing a 9% decrease.

Year Ended June 30, 1997 Compared to Year Ended June 30, 1996

 Revenues

   Total revenue increased to $2,543,000 in fiscal 1997 from $1,628,000 in fiscal 1996, representing a 56% increase.

   Online publishing revenue increased to $485,000 in fiscal 1997 from $70,000 in fiscal 1996, representing a 593% increase. In fiscal 1996, Intelligent Life initiated its online publishing operations. In fiscal 1997, Intelligent Life conducted online publishing operations for the full year.

   Print publishing and licensing revenue increased to $2,058,000 in fiscal 1997 from $1,558,000 in fiscal 1996, representing a 32% increase. The increase resulted from the sale of a higher number of advertisements for Consumer Mortgage Guide, which resulted primarily from growth in the number of participating newspapers.

 Cost of Operations

   Online publishing costs increased to $582,000 in fiscal 1997 from $16,000 in fiscal 1996. The increase was primarily due to higher payments made under distribution arrangements resulting from growth of online publishing revenue.

   Print publishing and licensing costs increased to $1,186,000 in fiscal 1997 from $971,000 in fiscal 1996, representing a 22% increase. The increase was primarily due to higher payments to newspapers due to growth in Consumer Mortgage Guide revenues.

   Sales costs decreased to $90,000 in fiscal 1997 from $98,000 for fiscal 1996, representing an 8% decrease. The decrease was primarily due to reduced sales costs while we were changing the focus of our operations.

   Marketing costs decreased to $1,485 in fiscal 1997 from $34,000 in fiscal 1996, representing a 96% decrease. The decrease was due to suspension of marketing activities in anticipation of increased online activities.

   Product research costs increased to $721,000 in fiscal 1997 from $508,000 in fiscal 1996, representing a 42% increase. The increase was due to conducting research in a greater number of local markets.

   General and administrative costs increased to $768,000 in fiscal 1997 from $522,000 in fiscal 1996, representing a 47% increase. The increase was principally related to recruiting costs associated with identifying and retaining a new President and Chief Executive Officer, implementing a new accounting system and the costs associated with the acquisition of MoneyWhiz, which subsequently became theWhiz.com.

   Depreciation and amortization was $74,000 in fiscal 1997, compared to $98,000 in fiscal 1996, representing a decrease of 24%. The decrease was principally related to the elimination of amortization of certain subscription costs and depreciation related to certain assets.

Quarterly Results of Operations

   The following table presents certain unaudited quarterly statement of operations data for each of our last ten quarters through the period ending December 31, 1998. The information has been derived from our unaudited financial statements. In the opinion of our management, the unaudited financial statements have been prepared on a basis consistent with the financial statements which appear elsewhere in this prospectus and include all adjustments, consisting only of normal recurring adjustments, necessary for a fair statement of the financial position and results of operations for such unaudited periods. Historical results are not necessarily indicative of results to be expected in the future.

                                                          Three Months Ended
                          -----------------------------------------------------------------------------------------
                          Sept. 30 Dec. 31  Mar. 31  June 30  Sept. 30 Dec. 31  Mar. 31  June 30  Sept. 30  Dec. 31
                            1996    1996     1997     1997      1997    1997     1998     1998      1998     1998
                          -------- -------  -------  -------  -------- -------  -------  -------  --------  -------
                                                             in thousands
Revenues:
 Online publishing......   $   58  $   88   $  166   $  173    $  224  $  284   $  328   $   446  $   817   $  992
 Print publishing and
  licensing.............      488     490      515      565       592     588      622       757      766      894
                           ------  ------   ------   ------    ------  ------   ------   -------  -------   ------
 Total revenue..........      546     578      681      738       816     872      950     1,203    1,583    1,886
Cost of operations:
 Online publishing......       89     144      154      195       115     206      210       331      458      521
 Print publishing and
  licensing.............      288     277      278      343       448     510      536       468      495      606
 Sales..................       25      23       18       24        47      70      139       409      442      375
 Marketing..............        0       0        0        1         7      11       47        80       49      256
 Product research.......      174     186      162      199       210     283      286       437      435      481
 General and
  administrative........       99      88       93      488       284     411      422       546      426      445
 Depreciation and
  amortization..........       13      17       20       24         4      21       21        21       42       56
 Stock based
  compensation..........        0       0        0        0         0       0        0        89      409      260
                           ------  ------   ------   ------    ------  ------   ------   -------  -------   ------
 Total cost of
  operations............      688     735      725    1,274     1,115   1,512    1,661     2,381    2,756    3,000
                           ------  ------   ------   ------    ------  ------   ------   -------  -------   ------
 Loss from operations...     (142)   (157)     (44)    (536)     (299)   (640)    (711)   (1,178)  (1,173)  (1,114)
Other income (expense)..      (15)    (16)     (31)     (15)       18      17        8         3        5      187
                           ------  ------   ------   ------    ------  ------   ------   -------  -------   ------
 Net loss...............   $ (157) $ (173)  $  (75)  $ (551)   $ (281) $ (623)  $ (703)  $(1,175) $(1,168)  $ (927)
                           ======  ======   ======   ======    ======  ======   ======   =======  =======   ======

Liquidity and Capital Resources

   We have funded Intelligent Life using capital raised from shareholders. As of December 31, 1998, we had working capital of $658,000 and cash and cash equivalents of $1,633,000.

   Cash used in operating activities during the six months ended December 31, 1998 was $1,207,000 and during the years ended June 30, 1998, 1997 and 1996 was $2,761,000, $834,000 and $345,000, respectively. The cash used in operating activities was for funding operating losses arising from the expansion of Bankrate.com and the creation of four new online publications.

   Cash used in investing activities during the six months ended December 31, 1998 was $27,000 and during the years ended June 30, 1998, 1997 and 1996 was $407,000, $91,000 and $40,000, respectively. The cash used in investing activities was primarily for purchases of computer equipment and office furniture.

   Cash from financing activities during the six months ended December 31, 1998 was $1,957,000 and during the years ended June 30, 1998, 1997 and 1996 was $2,316,000, $2,687,000 and $385,000, respectively. These financing activities consisted primarily of issuances of preferred stock. In September 1997, we completed a private placement of Series A Preferred Stock, totalling 42,308 shares, resulting in gross proceeds of $2,750,000. In October 1997 and June 1998, we completed additional private placements of 24,228 shares of Series A Preferred Stock, resulting in gross proceeds of $1,575,000. In November 1998, we completed a private placement of 17,575 shares of Series B Preferred Stock, resulting in gross proceeds of $1,982,000. Each share of Series A and Series B Preferred Stock is convertible into 50 shares of common stock.

   Peter C. Morse, a director of Intelligent Life and a principal stockholder, made loans to Intelligent Life during the years ended June 30, 1997 and 1998 in the amounts of $687,000 and $200,000, respectively. Interest rates for the loans were between 6.5% and 7%. The loans have subsequently been contributed to capital.

   We have experienced a substantial increase in our capital expenditures, which is consistent with our growth in operations and staffing. We anticipate that capital expenditures will continue to increase for the foreseeable future. Additionally, we will evaluate possible investments in our business, technology and products. We believe our existing liquidity and capital resources, and the proceeds resulting from the sale of common stock in this offering, will be sufficient to satisfy our cash requirements for at least the next twelve months and for up to the next eighteen months. To the extent that such amounts are insufficient, we will be required to raise additional funds through equity or debt financing. If adequate funds are not available or are not available on acceptable terms, our ability to fund our expansion, take advantage of unanticipated opportunities or otherwise respond to competitive pressure would be significantly limited. There can be no assurance that we will be able to raise such funds on favorable terms, or at all.

   We believe that the cash used in operating activities, cash flows used in investing activities and cash flows from financing activities line items from our statement of cash flows as well as the total current assets and total current liabilities line items from our balance sheet are the leading indicators of our liquidity and capital resources.

Recent Accounting Pronouncements

   In June 1997, SFAS No. 130, "Reporting Comprehensive Income," was issued and was adopted by Intelligent Life as of July 1, 1998. SFAS 130 establishes standards for reporting and display of comprehensive income and its components in a full set of general-purpose financial statements. This statement requires that an enterprise (1) classify items of other comprehensive income by their nature in financial statements and (2) display the accumulated balance of other comprehensive income separately from retained earnings and additional paid-in capital in the equity section of statements of financial position. Comprehensive income is defined as the change in equity during the financial reporting period of a business enterprise resulting from non-owner sources. Comprehensive income equals the net loss for all periods presented.

   In June 1997, SFAS No. 131, "Disclosures about Segments of an Enterprise with Related Information," was issued. SFAS No. 131 establishes standards for the way public business enterprises report information about operating segments in annual financial statements and requires those enterprises to report selected information about operating segments in interim financial reports issued to stockholders. SFAS No. 131 is effective for financial statements for periods beginning after December 31, 1997. Intelligent Life will determine the applicability of SFAS No. 131 and apply it in the future if necessary.

   In June 1998, SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," was issued. SFAS No. 133 establishes accounting and reporting standards requiring that every derivative instrument (including certain derivative instruments embedded in other contracts) be recorded in the balance sheet as either an asset or liability measured at its fair value. SFAS No. 133 requires that changes in the derivative's fair value be recognized currently in the statement of operations unless specific hedge accounting criteria are met. Special accounting for qualifying hedges allows a derivative's gains and losses to offset related results on the hedged item in the statement of operations, and requires that a company formally document, designate, and assess the effectiveness of transactions that receive hedge accounting. SFAS No. 133 is effective for fiscal years beginning after June 15, 1999. A company may also implement the provision of SFAS No. 133 as of the beginning of any fiscal quarter after issuance. SFAS No. 133 cannot be applied retroactively, and must be applied to (1) derivative instruments and (2) certain derivative instruments embedded in hybrid contracts that were issued acquired, or substantively modified after December 31, 1997. Intelligent Life has not yet adopted SFAS No. 133 and presently does not have any derivative instruments.

Noncash Charges

   During the first calendar quarter of 1999, we granted options to purchase shares of common stock at exercise prices that were less than the fair market value of the underlying shares of common stock. This will result in total noncash compensation expense of approximately $5,900,000 over the period that these options vest, which is generally three to four years. The noncash compensation expense was approximately $1,893,000 for the first calendar quarter of 1999. In addition, we incurred a one-time noncash financing charge during the first calendar quarter of 1999 of approximately $2,656,000 relating to a convertible promissory note that was converted into fully paid Series B Preferred Stock on April 9, 1999.

Income Taxes

   Intelligent Life's effective tax rate differs from the statutory federal income tax rate, primarily as a result of the uncertainty regarding Intelligent Life's ability to utilize its net operating loss carryforwards. Due to the uncertainty surrounding the timing or realization of the benefits of its net operating loss carryforwards in future tax returns, Intelligent Life has placed a valuation allowance against its otherwise recognizable deferred tax assets. At December 31, 1998, Intelligent Life had approximately $5,300,000 of net operating loss carryforwards for tax reporting purposes available to offset future taxable income. Intelligent Life's net operating loss carryforwards expire from 2012 through 2018. The Tax Reform Act of 1986 imposes substantial restrictions on the utilization of net operating losses and tax credits in the event of an "ownership change" of a corporation. Due to the change in Intelligent Life's ownership interests in the third quarter of 1997, future utilization of Intelligent Life's net operating loss carryforwards will be subject to certain limitations or annual restrictions. See note 7 of the notes to the financial statements appearing elsewhere in this prospectus.

Impact of Year 2000 Computer Issues

   The Year 2000 computer problem refers to the potential for system and processing failures of date-related data as a result of computer-controlled systems using two digits rather than four to define the applicable year. For example, software programs that have time-sensitive components may recognize a date represented as "00" as the year 1900 rather than the year 2000. This could result in a system failure causing disruptions to our operations.

   To determine the Year 2000 readiness of all of Intelligent Life's systems, we have conducted an initial remediation phase, which included the utilization of a third-party consultant hired exclusively for Year 2000 review. We intend to complete the final testing phase by May 30, 1999.

   Our internal information technology and non-information technology systems are generally licensed from third parties rather than being internally developed. Specifically, our research database is the only information technology system that has been internally developed. No non-information technology systems have been internally developed. We have received written certifications from all manufacturers of third-party systems that they are Year 2000 compliant. In addition to these certifications, we are independently testing all internally developed and third-party systems through our third-party consultant and our internal staff to ensure that they are Year 2000 compliant. We intend to take steps to bring into compliance any system we find not to be Year 2000 compliant. We plan to complete testing of all internally developed and third-party systems for Year 2000 compliance by May 30, 1999. Therefore, until final testing is completed, we will not be able to make a final determination as to whether any of our systems need to be revised or replaced. However, based upon our testing to date, we are not currently aware of any Year 2000 compliance problem relating to our IT and non-IT internal systems.

   Our business is also dependent upon the computer-controlled systems of third parties such as suppliers, customers and service providers. A systemic failure outside of our control, such as a prolonged loss of internet, telecommunications, electrical or telephone services could prevent users from accessing our web sites, which could have a material adverse effect on our business. We have received written certifications from all material third parties that their systems are Year 2000 compliant.

   To date, we have spent approximately $200,000 on Year 2000 compliance issues, including the purchase of hardware and the cost of a third-party consultant. Based on our current assessment, we do not anticipate that additional costs associated with remediating the Year 2000 issue will have a material adverse effect on our business.

   We do not currently anticipate having to develop a contingency plan for handling a Year 2000 problem that is not detected and corrected prior to its occurrence.

   There is general uncertainty inherent in the Year 2000 computer problem. The consequences of Year 2000 failures could have a material adverse effect on our business. In particular, Year 2000 computer problems could require substantial time and effort on the part of management.

                                    BUSINESS

Overview

   We provide consumers with independent and objective research comparing various consumer banking and credit products, such as mortgages, home equity loans and credit cards. We also publish original editorial content relating to personal finance matters. Since 1984, we have provided this information to leading newspapers and magazines and through our publication Bank Rate Monitor. Today, we publish our data online through our principal web site, Bankrate.com, and through distribution (or syndication) arrangements with more than 60 web site operators. Information is presented for over 120 geographic markets and nationally and includes data regarding mortgage and home equity loans, credit cards, automobile loans, checking accounts, ATM fees and yields on savings instruments. Our unique information, which is compiled by 38 researchers, is accompanied by extensive editorial content designed to assist consumers with their decision-making process. Due to the average per capita income, level of education and professional status of Bankrate.com's audience, we believe this audience, which may search for information by product and geographic area using this web site, represents a desirable group of target customers for our advertisers. Additionally, we believe that the average price for banner advertisements on Bankrate.com are approximately 10% higher than average market prices for comparable advertisements.

   We are currently using the resources of Bankrate.com to create new online publications that provide personal finance information to additional targeted audiences. These publications include: theWhiz.com, which targets an audience that is younger, more female and more ethnically diverse than typical personal finance publications; Consejero.com, which targets a Spanish-speaking audience; CPNet.com, which targets the college market; and Garzarelli.com, a subscription-based service. Our goal is to develop a broad base of loyal users of our network of web sites who believe our information can improve their personal financial lives.

   The "Business and Finance Report" compiled by Media Metrix, Inc., for the quarter ended December 31, 1998 indicated that we had 1.3 million unique visitors, compared to 1.1 million for the quarter ended September 30, 1998. Unique visitors are the number of different web users that visited our sites over the course of the reporting period.

Our Opportunity

   We believe many purchasers of financial products and services are relatively uninformed with respect to these products and services, and often rely upon personal relationships when making such purchases. We also believe many of these products and services are not well explained, and alternatives are not typically presented, when marketed to consumers through traditional media. As the sale of many of these products and services moves to the web, where there is little personal contact, we believe that consumers will seek sources of independent, objective information such as Bankrate.com to facilitate and support their buying decisions. Because of the interactive nature of the internet, where web technology allows us to display extensive research on financial products and services that was previously unavailable to consumers, we believe we are able to provide a superior vehicle to educate consumers about how to best select and purchase such products and services.

   We believe the majority of the financial information available on the web is oriented toward investment advice and providing business news and financial market information, rather than personal and consumer finance data. Our publications are targeted to fulfill the market need for personal and consumer finance information.

   By expanding our comparative data regarding financial products and related editorial content, we are creating a unique web-based service designed to enable our audience to keep abreast of personal finance developments and better manage their financial affairs. As a result, we believe we can assemble a loyal base of users made up of targeted audiences that are attractive to advertisers.

   We believe that advertising spending by financial products and services components is growing relatively rapidly as compared to advertising spending in other categories. According to Advertising Age, advertising spending by financial products and services companies grew at an annual rate of 17% from 1996 to 1997.

   We believe Intelligent Life will benefit significantly from the anticipated growth in internet usage and spending on internet advertising, direct marketing and electronic commerce. The following table highlights anticipated growth in these areas.

                       Internet Growth in the United States

                                                          1998   2000    2002
                                                         ------ ------- -------
                                                              in millions
     Number of internet users...........................     67      92     123
     Advertising spending............................... $1,873 $ 4,352 $ 7,672
     Direct marketing spending.......................... $  190 $   632 $ 1,335
     Electronic commerce................................ $7,100 $15,600 $37,500

    --------
    Source: Jupiter Communications, LLC

Strategy

   Our objective is to create a series of online publications that are trusted sources of editorial content for consumers in the area of personal finance. Elements of our strategy include:

   Increase Awareness of Our Publications. We intend to aggressively promote our online publications. Developing greater awareness of our brand names should increase the value of our web sites to potential advertisers and web sites with which we may enter into distribution arrangements. Historically, we have had relatively low levels of promotional expenditures. With the proceeds of this offering, we anticipate increasing our marketing efforts substantially.

   Expand Existing Publications. We plan to expand and improve our existing online publications by including additional editorial and research content. Recent additions to Bankrate.com include information regarding 30-year jumbo mortgages, VA mortgages, money market accounts, credit unions, Year 2000 issues and bank ratings. We expect forthcoming additions will include new content in the areas of investment and insurance on theWhiz.com and Consejero.com.

   Grow Distribution Relationships. We intend to pursue new and expand existing distribution relationships in order to increase site traffic and raise the profile of our brand names. In particular, we intend to focus on increasing the number of distribution relationships we have for theWhiz.com and Consejero.com.

   Add New Publications. We intend to use our expertise in producing online research and editorial content to develop new online publications similar in concept to Bankrate.com in complementary areas such as property and casualty insurance and tax planning. In addition to developing publications internally, and in order to accelerate our growth, we intend to pursue acquisitions of personal finance companies and products that will extend our network of web sites.

   Provide High Value Added Solutions to Advertisers. Delivering audiences to our advertisers on a targeted demographic basis, segmented by geographic region and product of interest, provides high value added marketing solutions to advertisers. By expanding the breadth and depth of our online publications and adding to our advertising inventory, we believe we will be able to expand the scope of our services, thereby increasing sales to existing advertisers and attracting new advertisers.

Bankrate.com

   Bankrate.com, our flagship web site, provides editorial and research information on banking and credit products to assist consumers in making informed financial decisions. Bankrate.com has its roots in our print publications and content syndication activities, which have provided surveys of interest rate data to consumers and institutions for over 16 years. Our online surveys have been expanded to include data on 46 products collected from more than 3,500 institutions nationwide. This information is gathered and presented by metropolitan area, which provides more valuable information to consumers than aggregated national information and allows advertisers to target prospective customers geographically. Media Metrix, Inc., an independent research firm, lists Bankrate.com as the business site with the twenty-first and fifteenth highest volume of traffic during the third and fourth calendar quarters, respectively, of 1998, with 1.1 million and
1.3 million unique visitors. We believe that Bankrate.com compares favorably to sites producing original editorial content on personal finance subjects in terms of pages viewed by a visitor during each visit. Bankrate.com may be compared to sites producing original editorial content on personal finance subjects during the third and fourth calendar quarters of 1998 as follows:

            Comparison of Personal Finance Editorial Sites in 1998

                                      Third Quarter                  Fourth Quarter
                             ------------------------------- -------------------------------
                                                    Average                         Average
                                Unique               Pages      Unique               Pages
             Site            Visitors(1)  Reach(2) Viewed(3) Visitors(1)  Reach(2) Viewed(3)
   ------------------------  ------------ -------- --------- ------------ -------- ---------
                             in thousands                    in thousands
   Money (Pathfinder)......     1,964       3.7%        5       1,783       3.3%       16
   Bankrate.com............     1,070       2.0        26       1,323       2.4        21
   Forbes..................       917       1.7        15         860       1.6        70
   Business Week...........       680       1.3        15         897       1.7         6
   Red Herring.............       652       1.2         3         436       0.8         9
   Fortune (Pathfinder)....       592       1.1        17         828       1.5        10
   Smart Money (Wall Street
    Journal)...............       484       0.9        20         261       0.5        52
   Kiplinger's.............       279       0.5         5         189       0.3        20

  --------
   Source of Data: Media Metrix, Inc.

  (1) Unique Visitors means the estimated number of different web users that visited the site over the course of the reporting period.
  (2) Reach means the number of unique web users that visited the site at least once over the course of the reporting period, expressed as a percentage of the total web audience.
  (3) Average pages viewed means the average number of pages visited during the reporting period per user. Page means a single screen view of textual and graphical information.

   Bankrate.com is structured in channels, which are typically organized around banking or credit products and include original content and research. The following chart illustrates how Bankrate.com is structured:


[A screen of Bankrate.com's web site. A banner along with a navigation bar is at the top of the page and a navigation bar is on the left side of the page. Balloons are inserted throughout the page with text describing the channels, the information presented on the page and the updating features of the home page.]

   Users may search for information on the mortgage pages of Bankrate.com by product of interest and geographic location.


[A screen of Bankrate.com's web site. An advertisement along with a navigation bar is at the top of the page. A banner is on the left side of the page. Balloons are inserted throughout the page with text explaining the page's features.]

   Bankrate.com also includes pages in which web site operators may preview upcoming features to assist with planning advertising campaigns.


[A screen of Bankrate.com's web site. A banner along with a navigation bar is at the top of the page and a navigation bar is on the left side of the page. Text in a balloon explains how the site can be utilized].

   Bankrate.com also distributes electronic newsletters daily and weekly to approximately 90,000 subscribers covering topics such as mortgages, credit cards, banking, small businesses, CD rates and Federal Funds rates. We also maintain message boards where visitors can post questions for members of the Bankrate.com community to answer. Topics parallel the channels offered by Bankrate.com.

  Distribution Arrangements

   A significant portion of the traffic to Bankrate.com, as well as our other web sites, is attributable to the distribution (or syndication) arrangements we have with other web site operators. In January 1999, approximately 44% of the total traffic to Bankrate.com and our other web sites originated from the web sites of these operators.

   Our distribution arrangements fall into two categories: (1) those in which we establish a "co-branded" site with another web site operator, and (2) those in which we provide content to the other operator's web site together with a hyperlink to our own site. We have found co-branding to be more effective in driving traffic to our sites.

   Co-branded sites are created pursuant to agreements with other web site operators. Generally, agreements relating to co-branded sites provide for us to host, sell and serve advertisements to and collect revenues from the co-branded sites. Under these agreements, the other operators are typically paid 38%-40% of revenues generated by the related co-branded sites.

   Under distribution arrangements that do not include co-branded sites, we contract to provide content in exchange for a fee. The content identifies Bankrate.com as its source and typically includes a link to Bankrate.com. We have arrangements such as these with Yahoo!, SecureTax.com, Microsoft's MoneyCentral, CNNfn, Standard & Poor's and other web sites.

   Intelligent Life has distribution relationships with the seven highest-volume business networks as of the fourth calendar quarter of 1998, as identified by Media Metrix, Inc. According to Media Metrix, business networks and sites reach about 49% of web users, and our distribution partners include every financial site that reaches 4% or more of web users. The table below lists parties with which we have distribution agreements as of March 10, 1999:

Access Atlanta            Fiera Inc.              Providence Online
America Online            Forbes                  Quicken.com
AT&T Worldnet             Go Carolinas            RealTimes
Austin 360                Go Hamptons Roads       Realtor.com
Auto-by-Tel               Go PBI                  San Antonio Express
Auto Connect              Hispanic Online         San Diego Insider
Auto Site                 HomeFair                ScarsdaleNet.com
Black Families            Housenet.com            SecureTax.com
Business Today            Houston Chronicle       Sign on San Diego
Business Week Enterprise  Inman New Features      Sign on San Diego en
Business Week Online      Inside New Orleans       Espanol
CarBuyer.com              Intellichoice           Smackem.com
CarPrices.com             Kiplinger's             Smart Money Magazine
Classified Ventures       MarketWatch.com         SoFla.com
CNNfn.com                 Microsoft Network       Spring Street
Compare.net                (Carpoint & Money      Standard & Poor's
Compuserve                 Central)               Tegris
Concerto Technologies     Milwaukee Journal       US News & World Report
Credit Info Corp           Sentinel               Yahoo! (Loan Center & Tax
Discover Omaha            MindSpring               Center)
Dollar Stretcher          Money Magazine          Your New House
Edmunds                   Monster Board           YUPI Internet
Family Money              Motley Fool             Zack's
                          NandoNet                ZDTV.com

  Financial Product Research

   Our research staff is made up of 38 people who track weekly comparative information on 46 financial products and services, including checking accounts, consumer loans, lines of credit, mortgages, certificates of deposit, savings accounts, credit cards, money market accounts and online accounts. We cover both personal and small business accounts offered through individual offices and on the internet by banks, thrifts, credit unions, credit card issuers, mortgage bankers and mortgage brokers. Over 150,000 items of data are gathered each week for over 120 markets across the United States and Puerto Rico from over 3,500 institutions. The information obtained includes not only rates and yields but related data such as lock periods, fees, points, and loan sizes for mortgages and grace period, late penalties, cash advance fees, minimum payments and terms and conditions for credit cards.

   We adhere to a strict methodology in developing our markets and our institutional survey group. The market universe includes the 100 largest U.S. markets, as defined by the U.S. Census Bureau's Metropolitan Statistical Area categories, along with the largest market in each state that does not include one of the largest 100 markets. We provide a comparative analysis of data by market as well as on a national basis.

   Institutions in the survey group include the largest banks and thrifts within each market area based on total deposits. The number of institutions tracked within a given market is based on product availability and number of institutions in the market area. In each of the largest 50 markets, ten institutions are tracked. In each of the smaller markets, four or more institutions are tracked. The institutions included in the survey group are verified, and adjusted if necessary, on a quarterly basis using FDIC data. Credit unions are not included in the market survey group since product availability is based on membership. The largest 50 U.S. credit unions are tracked as a separate survey group for comparison purposes.

   All products included in our database have closely defined criteria so that information provided by institutions is truly comparative in nature. Data undergo three levels of quality control prior to being accepted for inclusion in the database. The first level is automatically performed by our editing software, which identifies unusual changes. The second level is visual proofing, which is performed by a researcher who gathers rates from institutions through surveys. The researcher reviews the surveys to determine whether there have been any changes in the data on a weekly basis. If there has been a change that is outside of a specified range, the researcher verifies that the data is correct by calling the institution. Once the data are verified, they are forwarded to a senior researcher for review. The third level is a dedicated quality control staff consisting of senior researchers reviewing each market to ensure that the data have been correctly updated and correctly entered into our databank. The quality control staff reviews each market for overall accuracy and consistency of all fees and related information disclosed to consumers. The staff also reviews the comparability of products, institutional accuracy and survey accuracy. In addition, anonymous shopping, in which we place calls to institutions in order to obtain rate information without identifying ourselves as Bankrate.com, is performed on a weekly basis to validate data. Institutions providing invalid data are contacted by our quality control staff to ensure that future information will be accurate. Institutions listed in our tables on Bankrate.com that purchase hyperlinks to their own sites or other advertising must comply with the same criteria for product listings that apply to other institutions and quotes or they are removed. The criteria for product listings consists of specific attributes, such as loan size and term, that are used to define each type of financial instrument in order to ensure uniformity in the products that are compared. No special offers are listed on our internet sites. All of our new research employees are provided with a four-week program of classroom and on-the-job training to ensure consistency of data-gathering and validation techniques.

   We are aware of the potential conflict of interest resulting from the sale of advertising to financial institutions while providing independent and objective research. However, no such conflicts of interests have compromised or are expected to compromise our ability to provide independent and objective research.

   At the end of each weekly survey, data are archived as part of our 16 year old cumulative historical data file. This file provides a unique resource for our financial analysts and editorial team in developing trend graphs, charts and narrative analysis.

  Editorial Content

   In addition to our research department, we maintain an editorial staff of ten senior editors and 14 full-time reporters. We also have relationships with freelance writers. Most of our editorial staff are experienced journalists with newspaper or broadcast outlet experience. For example, the reporters and editors of Bankrate.com have professional journalistic work experience ranging from 1 to 20 years, with an average of ten years of experience. Our editorial staff produces original online content such as "A good deal of credit insurance may be bad for consumers" and "Do your homework before trying to buy that foreclosed home." We believe the quality of our original content plays a critical role in attracting visitors to our sites and co-branded partners to Intelligent Life.

   While the majority of the content within our web sites is original and produced internally, we also include third-party content. This content is acquired under advertising revenue-sharing agreements which allow us to incorporate relevant information on our web site that would otherwise require additional resources for us to produce. An example of this type of arrangement is the incorporation in Bankrate.com of financial calculators created and owned by SmartMoney.

  Print Publications

   We continue to sell traditional print publications to absorb part of the cost of creating research and original content. These publications are as follows:

   Consumer Mortgage Guide. Consumer Mortgage Guide began publication in May 1995 and generates revenue through the sale of mortgage rate listings in major metropolitan newspapers across the United States. We enter into agreements with the newspapers under which the newspapers provide us with print space in which we publish the mortgage rate listings at no charge. In turn, we sell advertising with the listings and split revenue with the newspapers on a percentage basis.

   Newsletters. We publish three newsletters: 100 Highest Yields and Jumbo Flash Report, which target individual consumers, and Bank Rate Monitor, which targets an institutional audience. These newsletters provide rate information with minimal editorial content.

theWhiz.com

   theWhiz.com provides original content about personal finance that is easy to understand and entertaining. We believe traditional and online personal finance publications and web sites target white males over 40 years old with relatively high incomes, who are interested in investing. theWhiz.com is designed to address the personal finance needs of a younger, more female and more ethnically diverse audience. As with Bankrate.com, theWhiz.com is divided into channels, each of which includes original editorial content. All of theWhiz.com's stories are archived and easily accessible via our archive home page and site map. The following chart illustrates how theWhiz.com is structured.


[A screen of theWhiz.com's web site. A banner along with a navigation bar is at the top of the page and a navigation bar is on the left side of the page. Balloons are inserted throughout with text describing what is on the page].

   theWhiz.com also has a community section which encourages readers to interact with other visitors, theWhiz.com's staff and financial experts. Our "Talk to theWhiz" forum allows readers to get expert advice on questions like "Can a credit repair agency help me with my student loan debt?" The questions and answers are archived so that new readers can research their interests. If the answer isn't there, readers can fill out an e-mail form and submit their question.

   Since theWhiz.com publishes content on personal finance and lifestyle topics and is not intended simply to provide objective information, we expect to use theWhiz.com as a platform for electronic commerce.

Other Online Publications

  Consejero.com

   Consejero.com provides personal finance information in Spanish and serves as a consumer guide to understanding local and international financial issues. Consejero.com features country-specific personal finance content for the United States as well as Argentina, Brazil, Chile, Colombia, Costa Rica, Mexico, Panama, Peru, Puerto Rico, Spain and Venezuela. Spanish is the second most common language found on the internet today, yet we believe that little useful content on financial topics in Spanish currently exists on the internet. We aim to satisfy the need for such data and capitalize on the anticipated rapid growth of internet use by people who speak Spanish.

   Consejero.com provides twice-daily news and feature articles written by established journalists working from major cities in Latin America and Spain. The topics are picked from day-to-day issues consumers face in their particular countries. The site also provides general and entertainment news acquired through arrangements with traditional media. We also expect to add the capability to conduct transactions with advertisers.

   Consejero.com also includes information provided by Bankrate.com en Espanol, an extension of Bankrate.com. Bankrate.com en Espanol provides the same information and many of the services of Bankrate.com in Spanish but with supplementary articles and tables to facilitate understanding for those who may not be familiar with U.S. financial products and terms yet must maneuver in a mostly English-language financial system. Both Consejero.com and Bankrate.com en Espanol intend to enter into distribution and co-branding agreements with the small but growing number of internet companies that are emerging to serve Spanish-speaking markets in the United States, Latin America and Europe to enhance our brand recognition and content distribution.

  CPNet.com

   Through CPNet.com, our online network of college newspaper web sites, we provide online content and advertising management to hundreds of college newspapers across the country. CPNet.com includes news articles and feature articles covering events and issues of interest to college students. Topics include current events, lifestyle and entertainment as well as topics that reflect college life. In addition to creating advertising relationships that will allow us to offer an integrated outlet for advertisers seeking to reach the college market, this gives us the ability to develop user relationships that allow us to cross-promote our publications to young consumers. We believe that college students use the internet more than many other segments of the population. We believe that this network will be highly attractive to advertisers since very few online publications offer a mechanism for national advertisements to reach college students with one advertisement purchase. CPNet.com aims to fulfill this market need.

  Garzarelli.com and Possible Future Publications

   We intend to use our online expertise and relationships to launch new online publications. In October 1998, we launched a new electronic subscription site for Wall Street investment advisor Elaine Garzarelli called Garzarelli.com. We are responsible for the site's design, electronic subscription fulfillment, partner linking, site management and advertising sales. Ms. Garzarelli owns the internet site address, selects the content of the site and has the sole authority to determine whether the content can be distributed to other websites. The subscription revenues generated from Garzarelli.com are divided between us and Ms. Garzarelli. We receive

17% of subscription revenues, and she receives the remainder. We also receive 50% of all advertising revenues from Garzarelli.com. Our agreement with Ms. Garzarelli extends until August 2000 and renews automatically on an annual basis. However, this agreement may be terminated by Intelligent Life or Ms. Garzarelli at any time with 90 days' prior notice.

   In addition, in March 1999 we entered into a letter of intent with MECA Software, LLC to create a new personal finance destination site and transaction platform using the name "Managing Your Money" and the internet address MYM.com. MYM.com is expected to offer record-keeping tools and financial calculators as well as editorial content regarding personal finance issues such as home buying, investing and retirement planning. MECA is expected to provide a royalty-free license to the name "Managing Your Money" for use in this site and to provide support for site development. Intelligent Life is expected to provide editorial content and site design services. Intelligent Life is also expected to be responsible for selling advertising on the site. MECA and Intelligent Life will share the initial expenses of this operation equally. The structure of the joint venture is subject to the negotiation of a definitive agreement that will address additional terms, such as revenue sharing arrangements. The letter of intent will expire on July 5, 1999 if a definitive agreement has not been signed by that time. We cannot be certain that a definitive agreement will be reached.

Consumer Marketing

   Our expenditures on marketing and promotion to date have been limited. We have principally relied on our co-branded distribution network to increase traffic to our web sites. This approach has been supplemented with public relations activities and limited direct-response expenditures. In addition, Intelligent Life's history of providing editorial content to newspapers and broadcasters has earned Bank Rate Monitor a high level of awareness among journalists. As a result, Bank Rate Monitor is often cited as an authority on banking and credit products in an editorial context. We intend to use part of the proceeds of this offering to further build consumer brand recognition of our web sites.

   To date, our direct-response marketing has consisted of placing banner advertising on third party web sites either by purchasing or bartering advertising impressions. Our strategy is to purchase advertising at either a fixed cost per clickthrough or at a low CPM. We believe that the advertising proceeds from one of our visitors generally allow us to recover much of the per visitor cost of placing our advertising. If the majority of this cost can be recovered on an initial visit, we may build a substantial base of repeat users at a low cost. We anticipate the majority of our future advertising and promotional expenditures will be allocated to web-based advertising.

Advertising Sales

   Our advertising sales staff consists of 14 salespeople and support staff. Five salespersons are located in our North Palm Beach corporate headquarters, with the remainder in our satellite offices in New York, Chicago and Los Angeles. Each salesperson is responsible for a designated geographic area covering the Southeast, Mid-Atlantic, New England, Great Lakes, Midwest, Great Plains, Northwest or Southwest regions of the United States. Salespeople sell advertising related to all of our publications. We believe our sales force is highly effective. In recent months, our advertising revenue has increased because we have been able to sell up to approximately 75% of our online advertising inventory. Online publishing revenue, which consists of the sale of advertising, sponsorships and hyperlinks with our web sites, increased to $1,809,000 for the six months ended December 31, 1998 from $508,000 for the six months ended December 31, 1997, representing a 256% increase.

   Our salespeople present advertising solutions to potential advertisers using inventory created by our own web sites and co-branded web sites. We believe this combined network of sites enhances value for advertisers and direct marketers by (1) alleviating the need to purchase a series of advertising campaigns from numerous web publishers, (2) providing advertisers and direct marketers with access to a wide variety of business and personal finance online content, and (3) providing targeted access to internet users with desirable demographics. Advertisers and direct marketers can enhance the effectiveness of their campaigns by customizing advertising delivery on our networks within a particular content channel or across an entire network.

  Advertising Alternatives

   Our advertisers can target prospective customers using three different approaches:

    . targeting specific geographic and product areas, for example, mortgage rates in Atlanta;

    . targeting specific product channels, for example, all borrowers interested in the home equity channel; or

    . general rotation throughout a particular site, such as Bankrate.com.

   Our most common graphical advertisement sizes are banners, which are prominently displayed at the top of a page (486 x 60 pixels) and badges, which are smaller than banners and less visible (125 x 125 pixels). Banners and badges are offered for general rotation or specific sites. List prices may vary depending upon the quantity of advertisements purchased by an advertiser and the length of time an advertiser runs an advertisement on our sites. List prices for banner and badge advertisements with premium placement may be as low as $30 CPM and as high as $90 CPM. Discounts and commissions are available based upon the volume of advertisements purchased. For example, for purchases of more than 75,000 advertisement views, a volume-based discount on the list price may be available.

   We also sell posters, which are oversize advertisements that contain more information than traditional advertisements. We position posters on certain pages so that they dominate the page. The actual price averages $75 CPM. Advertisers may also purchase sponsorship positions on the Bankrate.com home page and the main page for each product channel. The cost of the sponsorship is based on banner rates for impressions received. Advertisers can also sponsor an entire channel. In addition, we offer a reference bar above all rate tables. A reference bar is an advertising feature that contains tab references for consumers on such topics as insurance, credit reports, credit problems and moving rates. Users who click on the tabs are taken to an advertiser's web site for answers to their particular questions or needs. The cost of the advertisement is based on banner rates for number of impressions.

   Providing effective tools for managing advertising campaigns is essential to maintaining advertising relationships. We use a state-of-the-art program under license that allows our advertisers to monitor their spending on our web sites in real-time for impressions received and clickthrough ratios generated.

  Hyperlinks

   Financial institutions that are listed in our rate tables have the opportunity to hyperlink their listings. By clicking on the hyperlink, users are taken to the institution's web site. A substantial benefit to advertisers with the hyperlink rate listing is that the hyperlinks are in fixed placement on the rate pages and are shown every time a user accesses a page. In contrast, banner advertisements are rotated based on the number of impressions purchased. Hyperlink fees are sold for three-month periods. The number of hyperlinked rate listings that can be added to a rate page is limited only by the number of institutions listed, while banner positions are limited by space available. The actual rates for hyperlinks are $45 CPM.

  Rate Alert E-Mail Sponsorships

   We issue weekly updates on mortgage rates via e-mail to customers who have requested this free service. Rate alerts are issued for credit card and savings account updates on a less-frequent basis. Advertisers can sponsor the e-mails with text listings that are hyperlinked to their web site. Banner advertisements to be included with each e-mail are under development. The cost for sponsoring a rate alert is $0.25 per subscriber.

  Chat Room Sponsorships

   We offer advertisers chat rooms in Bankrate.com and theWhiz.com in which they may promote their spokespeople or products and acquire valuable real-time feedback from consumers. In these chat rooms, a moderator from the theWhiz.com's staff screens questions from visitors. The advertiser or host then answers questions and receives "virtual focus group" feedback from users. We generally charge advertisers $6,000 per session.

  Advertisers

   We market to local advertisers targeting a specific audience in a city or state and also to national advertisers targeting the entire country. No advertiser accounts for more than 10% of our revenues. As of January 31, 1999, we had approximately 192 advertisers. A representative sample of our national and regional advertisers includes:

        Aames Home Loans        Household Finance
        American Express        Intuit
        American Home Loans     M&I Mortgage
        Auto-by-Tel             Mackinac Savings
        Capital One             Microsoft
        Countrywide Home Loans  Mortgage Expo
        Crestar Mortgage        NationsBank
        Downey Savings          NetBank
        First Mortgage Network  NextCard
        First Union             Pacific Shore Funding
        First USA Visa          Providian Financial
        Four Web sites          Superior Bank
        General Motors          United Lending Group

   All of the listed advertisers have been our customers for at least six months and are representative of the types of industries, as well as national and regional scope of our advertising base.

Competition

   Intelligent Life competes for advertising revenues across the broad category of personal finance information provided in traditional media such as newspapers, magazines, radio and television and in the developing market for online financial publications. There are many competitors that have substantially greater resources than Intelligent Life. Our online competition includes the following:

  . personal finance sections of general interest sites such as Yahoo! and America Online;

  . personal finance destination sites such as Quicken.com, MoneyCentral, Forbes, Business Week, Fortune, Smart Money, Kiplinger's and Money.com; and

  . e-commerce sites that provide bank and credit product information such as e-Loan and GetSmart.

   Competition in the online segment is generally directed at growing users and revenue using marketing and promotion to increase traffic to our web sites. We believe that original content and objective product information differentiate us from our competitors.

Operations

   Our principal office in North Palm Beach, Florida is where our proprietary web sites are hosted and all of our network operations are controlled. Internet access is maintained through multiple T-1 connections with Cable & Wireless PLC. The computer equipment used to operate our web sites is powered by uninterruptible power supply units and a generator.

Proprietary Rights

   Our proprietary intellectual property consists of our unique research and editorial content. We rely primarily on a combination of copyrights, trademarks, trade secret laws, our user policy and restrictions on disclosure to protect this content.

Employees

   As of April 15, 1999, we had 137 full-time employees, of which 40 were in product and content development, 23 in sales and marketing, 40 in editorial, 21 in administration and 13 in other departments. We have never had a work stoppage and none of our employees are represented under collective bargaining agreements. We consider our employee relations to be good. Our employees are legally employed by Vincam Human Resources, Inc., and work for us under an employee leasing arrangement. See "Management--Employee Leasing" on page 44.

Properties

   Our principal administrative, sales, marketing and research facilities are located on approximately 14,000 square feet of leased office space in North Palm Beach, Florida. We believe that our facilities are adequate to meet our needs for the foreseeable future.

Legal Proceedings

   Intelligent Life is not a party to any material legal proceeding.

                                   MANAGEMENT

Directors and Executive Officers

   Our directors and executive officers and their ages as of the date of this prospectus are as follows:

      Name                  Age                    Position
      ----                  ---                    --------
   William P. Anderson,
    III....................  50 President, Chief Executive Officer and Director
   Sara Campbell Taylor....  41 Senior Vice President--Sales and Syndication
   Peter W. Minford........  41 Senior Vice President--Administration
   G. Cotter Cunningham....  36 Senior Vice President--Marketing
   Bruns H. Grayson(1).....  51 Director
   Peter C. Morse(2).......  52 Director
   Randall E.
    Poliner(1)(2)..........  43 Director

  --------
  (1) Member of the Compensation Committee.
  (2) Member of the Audit Committee.

   William P. Anderson, III has served as President and Chief Executive Officer of Intelligent Life and director since July 1997. From its creation to June 1997, Mr. Anderson served as President and Chief Executive Officer of Block Financial Corporation, a subsidiary of H&R Block, Inc. engaged in consumer lending, software and online financial services delivery. From August 1992 to September 1995, Mr. Anderson served as Chief Financial Officer of H&R Block, Inc. From July 1973 to November 1991, Mr. Anderson worked at KPMG Peat Marwick in various capacities including serving as partner-in-charge of the national corporate finance practice within the management consulting department. Mr. Anderson is a member of the Board of Directors of SecureTax.com, Inc., a privately held company. Mr. Anderson holds a Bachelor of Mechanical Engineering from Auburn University and an M.B.A. from Emory University.

   Sara Campbell Taylor has served as Senior Vice President--Sales and Syndication of Intelligent Life, responsible for advertising sales and distribution arrangements, since May 1996. From January 1993 to June 1996, Ms. Taylor served as Vice President--Asset Securitization for ABN Amro Securities, Inc., an investment banking firm. Ms. Taylor specialized in mergers and acquisitions, structured finance and asset valuation. Ms. Campbell holds a B.S. in Finance from Pennsylvania State University.

   Peter W. Minford has served as Senior Vice President--Administration of Intelligent Life since February 1998. From August 1992 to February 1998, Mr. Minford served as Senior Vice President-Administration at The Bank of Tampa. Mr. Minford has held various senior management positions in commercial banking for over 19 years including roles in credit administration, commercial lending, general administration and operations. Mr. Minford holds a B.S. in Finance from Florida State University and an M.B.A. from the University of South Florida.

   G. Cotter Cunningham has served as Senior Vice President--Marketing of Intelligent Life since February 1999. From August 1997 to January 1999, Mr. Cunningham was Vice President of Valentine McCormick Ligibel, Inc., an advertising agency specializing in new media. From August 1992 to July 1997, Mr. Cunningham was Vice President of Block Financial Corporation, where he created, launched and directed the CompuServe Visa and WebCare Visa credit card programs. Mr. Cunningham holds a B.S. in Economics from the University of Memphis and an M.B.A. from Vanderbilt University's Owen Graduate School of Management.

   Bruns H. Grayson has served as director of Intelligent Life since June 1997. Since 1982, Mr. Grayson has been the managing partner of ABS Ventures, a series of venture capital funds affiliated with BT Alex. Brown Incorporated. Mr. Grayson is also a member of the Board of Directors of Anadigics, Inc., Dialog Software, Inc., Formation Systems, Inc., i-Logix, Inc., Software Corporation of America and Telogy Networks, Inc. Mr. Grayson holds a B.A. from Harvard College, an M.A. from Oxford University and a J.D. from the University of Virginia Law School. Mr. Grayson was a Rhodes Scholar in 1974.

   Peter C. Morse has served as a director of Intelligent Life since July 1993. Mr. Morse served as our President and Chief Executive Officer from July 1993 until July 1997 and served as our Chairman from July 1997 until April 1999. Since 1982, Mr. Morse has served as President of Morse Partners, Ltd., a private equity firm that acquires operating companies and provides expansion capital. From 1986 to 1990, Mr. Morse was Chairman of FAO Schwarz, the national chain of children's gifts stores. Mr. Morse has also held senior positions at Janney Montgomery Scott, Inc., an investment banking firm. Mr. Morse holds a B.S.B.A. from Georgetown University and an M.B.A. from Columbia University.

   Randall E. Poliner has served as a director of Intelligent Life since November 1998. Since April 1993, Mr. Poliner has served as President of Antares Capital Corporation, a private venture capital firm investing equity capital in developmental and expansion stage companies. Mr. Poliner holds a Bachelor of Electrical Engineering from the Georgia Institute of Technology, an M.S. from Carnegie-Mellon University and an M.B.A. from Harvard Business School.

Terms of Directors

   Concurrently with the effective date of this offering, the Board of Directors will be divided into three classes, with members serving for staggered three-year terms. The Board will be comprised of one Class I director (Mr. Poliner), two Class II directors (Messrs. Anderson and Grayson) and one Class III director (Mr. Morse). At each annual meeting of shareholders, a class of directors will be elected for a three-year term to succeed the directors of the same class whose terms are then expiring. The terms of the initial Class I directors, Class II directors and Class III directors will expire upon the election and qualification of successor directors at the 2000, 2001 and 2002 annual meetings of shareholders, respectively. There are no family relationships between any of the directors or executive officers of Intelligent Life.

Committees of the Board of Directors

   The members of the Audit Committee are Peter C. Morse (Chairman) and Randall
E. Poliner. The Audit Committee reviews the scope and timing of our audit services and any other services our independent auditors are asked to perform, the auditor's report on our financial statements following completion of their audit and their policies and procedures with respect to internal accounting and financial control. In addition, the Audit Committee makes annual recommendations to the Board of Directors for the appointment of independent auditors for the following year.

   The members of the Compensation Committee are Bruns H. Grayson (Chairman) and Randall E. Poliner. The Compensation Committee reviews and evaluates the compensation and benefits of all our officers, reviews general policy matters relating to compensation and benefits of employees of Intelligent Life and makes recommendations concerning these matters to the Board of Directors. The Compensation Committee also administers our stock option plans.

Compensation of Directors

   Neither employee nor non-employee directors receive compensation for services performed in their capacity as directors. We reimburse each director for reasonable out-of-pocket expenses incurred in attending meetings of the Board of Directors and any of its committees.

Compensation Committee Interlocks and Insider Participation

   No member of the Compensation Committee is or will be an executive officer of Intelligent Life.

Executive Compensation

   The following table sets forth the total compensation for 1998 for our President and Chief Executive Officer. No other executive officer of Intelligent Life received total annual salary and bonuses for the fiscal year ended June 30, 1998 in excess of $100,000.

                           Summary Compensation Table

                                                     Long-Term
                                      Annual        Compensation
                                 Compensation(1)       Awards
                                 ---------------------------------
                                                  Restricted Stock  All Other
Name and Principal Position       Salary   Bonus       Awards      Compensation
---------------------------      --------------------------------- ------------
William P. Anderson, III........ $  275,000 $   0   $354,253(2)     $30,852(3)
 President and Chief Executive
 Officer

--------
(1) In accordance with the rules of the Securities and Exchange Commission, the compensation set forth in the table does not include compensation in the form of perquisites or other personal benefits because such perquisites and other personal benefits constituted less than the lesser of $50,000 or 10% of the total annual salary and bonus for the named executive officer for such year.

(2) Consists of the net value of a restricted stock award of 454,170 shares of common stock granted in exchange for a promissory note in the amount of $236,168. No such shares were vested as of June 30, 1998. As of March 10, 1999, 189,238 shares had vested, and the remaining shares had been reacquired by Intelligent Life. Accordingly, Intelligent Life recorded compensation expense relating to these shares of approximately $1,782,000 in the quarter ended March 31, 1999. As a result of the reacquisition we cancelled $137,765 of the note, and the remaining balance of the note, $98,403, was forgiven.
(3) Consists of a one time payment for relocation expenses.

Stock Option and Other Compensation Plans

   1997 Equity Compensation Plan. Our 1997 Equity Compensation Plan (the "1997 Plan") became effective on July 30, 1997. The aggregate number of shares reserved for issuance under the Equity Compensation Plan is 1,500,000 shares. The purpose of the Equity Compensation Plan is to provide incentives for key employees, officers, consultants and directors to promote the success of Intelligent Life, thereby benefiting shareholders and aligning the economic interests of the participants with those of the shareholders. Awards granted under the Equity Compensation Plan may be restricted stock, options intended to qualify as "incentive stock options" or nonqualified stock options.

   As of April 15, 1999, options to purchase 429,000 shares of common stock were outstanding under the 1997 Plan at a weighted average exercise price of $2.10 per share. No shares of common stock had been issued upon exercise of options granted under the 1997 Plan.

   Intelligent Life is granting options upon completion of this offering under the 1997 Plan to a broad base of employees exercisable for an aggregate of 72,500 shares of common stock at the initial public offering price.

   1999 Equity Compensation Plan. Our 1999 Equity Compensation Plan (the "1999 Plan") became effective on March 10, 1999. The aggregate number of shares reserved for issuance under the Equity Compensation Plan is 1,500,000 shares. The purpose of the 1999 Plan is to provide incentives for key employees, officers, consultants and directors to promote the success of Intelligent Life, thereby benefiting shareholders and aligning the economic interests of the participants with those of the shareholders. Awards granted under the Equity Compensation Plan may be restricted stock, options intended to qualify as "incentive stock options" or nonqualified stock options.

   As of April 15, 1999, options to purchase 358,500 shares of common stock were outstanding under the 1999 Plan at a weighted average exercise price of $2.97 per share. All of these options were granted in March 1999. Intelligent Life is also granting options upon completion of this offering under the 1999 Plan to a consultant exercisable for an aggregate of 400,000 shares of common stock at the initial public offering price. No shares of common stock had been issued upon exercise of options granted under the 1999 Plan.

   Incentive Compensation Plan. We have adopted an incentive compensation plan for our 1999 fiscal year. The plan is administered by the Compensation Committee of the Board of Directors, which determines eligible participants, performance goals, measurement criteria, performance ratings and amount and timing of payments. Awards under the plan are determined annually on the basis of our performance over the year in relation to certain pre-determined financial and operating goals. All awards are paid in full, in cash, following the year of performance. Awards are granted under the plan at the sole discretion of the Compensation Committee.

Employee Leasing

   We lease all of our employees from Vincam Human Resources, Inc. The terms under which we lease our employees are set forth in an agreement between Vincam and us dated February 25, 1999.

   Our agreement with Vincam is a co-employment arrangement, which allows Vincam to assume some of our rights and responsibilities with respect to our employees. All of our employees have submitted employment applications to Vincam and have been approved for hire by Vincam but assigned to our worksite to perform services under our direction and control. We transfer to Vincam's payroll all employees identified to work at our workplace provided each such employee accepts employment offered by Vincam. Vincam maintains workers' compensation coverage and group health coverage for each employee.

   Vincam assumes our rights as to the employees, including the right to hire, fire, discipline and pay wages. We do, however, retain the right to reject the assignment of any worker to our worksite by Vincam prior to assignment to our worksite or during the course of the assignment. As a result, we retain control over employees in a manner typical of an employer/employee relationship. Additionally, we retain such discretion, supervision and control over the employees as is necessary to conduct our business on a day-to-day basis. The Agreement between Vincam and Intelligent Life is filed as an exhibit to the registration statement of which this prospectus is a part.

   The agreement has a one-year term. During this time, either party may terminate the agreement by giving thirty days' written notice, unless terminated for cause, which includes non-payment when due of any amount payable under the agreement or breach of a material term. After the first year, the agreement renews automatically on the date the agreement was originally entered into for an additional year.

Employment Agreements

   Mr. Anderson has entered into an employment agreement with Intelligent Life effective as of March 10, 1999. Pursuant to this agreement, Mr. Anderson is entitled to receive an annual base salary of $275,000 and is entitled to a bonus as determined by the Board of Directors. In addition, Mr. Anderson is eligible to participate in, and has been granted options to acquire 358,500 shares of common stock under, Intelligent Life's 1999 Equity Compensation Plan. Under the terms of the agreement, Mr. Anderson has assigned to Intelligent Life all of his copyrights, trade secrets and patent rights that relate to the business of Intelligent Life. Additionally, Mr. Anderson has agreed not to compete with Intelligent Life during the term of his employment and for a period of two years after termination of his employment. Mr. Anderson has also agreed not to solicit customers and employees of Intelligent Life for a period of two years following termination of his employment with Intelligent Life. In connection with any termination of Mr. Anderson's employment, other than voluntary termination, Mr. Anderson will be entitled to receive a severance payment equal to the amount of his base salary and benefits for a 12-month period.

Consulting Agreement

   Intelligent Life has entered into a consulting agreement with Edward V. Blanchard, Jr. Mr. Blanchard will be responsible for identifying merger and acquisition opportunities and managing these activities for Intelligent Life. Mr. Blanchard will receive an annual retainer of $225,000, payable monthly, and reimbursement for expenses incurred by him in carrying out his consulting duties. The consulting agreement extends until May 2000 and automatically renews on an annual basis unless terminated by either party. Intelligent Life may terminate the consulting agreement if Mr. Blanchard breaches the consulting agreement or engages in conduct that is disloyal to Intelligent Life. Upon completion of this offering, Mr. Blanchard will also be granted options exercisable for an aggregate of 400,000 shares of common stock at the initial public offering price.

Limitation of Liability and Indemnification of Officers and Directors

   Our Articles of Incorporation provide that the liability of our directors for monetary damages is eliminated to the fullest extent permissible under Florida law and that we may indemnify our officers, employees and agents to the fullest extent permitted under Florida law.

   Our Bylaws provide that we must indemnify our directors against all liabilities to the fullest extent permitted under Florida law and that we must advance all reasonable expenses incurred in a proceeding where the director was either a party or a witness because he or she was a director.

   Intelligent Life maintains a directors' and officers' liability insurance policy in the amount of $1,000,000.

                              CERTAIN TRANSACTIONS

   We entered into three lease agreements with Bombay Holdings, Inc. for our principal corporate offices and facilities. Bombay is wholly owned by Peter C. Morse, a director of Intelligent Life. The leases include renewal options and require Intelligent Life to pay a percentage of the common maintenance charges. Rent expense paid to Bombay was $99,192 for the six months ended December 31, 1998 and $164,552, $85,591 and $83,858 for the fiscal years ended 1998, 1997 and 1996, respectively. We believe that the terms of the lease agreements are no less favorable to us than those that could have been obtained from unaffiliated third parties.

   Mr. Morse made loans to Intelligent Life during the years ended June 30, 1997 and 1998 in the amounts of $687,000 and $200,000, respectively. Interest rates for the loans were between 6.5% and 7%. The loans have subsequently been contributed to capital.

   In June 1998, Mr. Morse acquired 10,769 shares of Series A Preferred Stock from Intelligent Life for a purchase price of $65 per share, which was the price paid by third parties in the same transaction. The aggregate purchase price was $699,985. Immediately prior to completion of this offering, these shares of preferred stock will be converted into 538,450 shares of common stock having an aggregate value of $6,461,400, assuming an initial public offering price of $12. In November 1998, Mr. Morse acquired 527 shares of Series B Preferred Stock from Intelligent Life for a purchase price of $114 per share, which was the price paid by third parties in the same transaction. The aggregate purchase price was $60,078. Immediately prior to completion of this offering, these shares of preferred stock will be converted into 26,350 shares of common stock having an aggregate value of $316,200, assuming an initial public offering price of $12.

   As part of a compensation package, we sold 454,170 shares of common stock to William P. Anderson, III, our President and Chief Executive Officer, effective when Mr. Anderson was hired in July 1997. In exchange for such shares, Mr. Anderson executed a promissory note to us for $236,168, which was payable over a ten-year term and bore interest at 6.42%. The stock sale was treated as a variable option grant for accounting purposes with respect to the difference between the purchase price of such shares of $2.97 per share and the fair market value of such shares of $10.80 per share. Accordingly, compensation expense was recorded, totaling approximately $2,282,000 through March 10, 1999. These shares were subject to vesting provisions, which had lapsed as to 189,238 shares as of March 10, 1999. On that date, Intelligent Life reacquired
264,932 shares of unvested common stock from Mr. Anderson in exchange for cancellation of $137,765 of Mr. Anderson's promissory note. The remaining amount of the note, in the amount of $98,403, was forgiven.

   On March 9, 1999, Intelligent Life issued Mr. Anderson options to acquire 358,500 shares of common stock at an exercise price of $2.97 per share. The fair market value of such shares was $10.80 per share; accordingly we will incur a stock compensation charge of approximately $2,807,000 relating to these options over a three-year vesting period. The options are intended to qualify as incentive stock options. The options vest in equal monthly installments.

   On March 9, 1999, Intelligent Life issued a promissory note to Antares Capital Fund II Limited Partnership. Randall E. Poliner, a director of Intelligent Life, is President of the general partner of Antares. Pursuant to the note, Antares loaned Intelligent Life $1,000,000 at an interest rate of 8%, which was payable on April 9, 1999. The amount borrowed under the note is being used for general corporate purposes. On April 9, 1999, in accordance with the terms of the note, the principal amount plus interest was automatically converted into 6,784 shares of Series B Preferred Stock at a conversion price of $148.40 per share. The fair market value of such shares was $10.80 per share; accordingly we incurred a finance charge of approximately $2,656,000 for the quarter ended March 31, 1999. Each share of Series B Preferred Stock will be converted into 50 shares of common stock immediately prior to completion of this offering. The aggregate value of the shares at conversion, assuming an initial public offering price of $12, will be $4,070,400.

   Our Board of Directors has adopted a resolution whereby all future transactions with related parties, including any loans from us to our officers, directors, principal stockholders or affiliates, must be approved by a majority of the Board of Directors, including a majority of the independent and disinterested members of the Board of Directors or a majority of the disinterested stockholders and must be on terms no less favorable to us than could be obtained from unaffiliated third parties.

                             PRINCIPAL SHAREHOLDERS

   The following table sets forth information with respect to the beneficial ownership of our common stock as of the date of this prospectus and as adjusted to reflect the sale by Intelligent Life of the common stock being offered hereby, relating to: (1) each of our directors; (2) our President and Chief Executive Officer; (3) all those known by us to be beneficial owners of more than five percent of the outstanding shares of common stock; and (4) all of our executive officers and directors as a group.

                          Shares Beneficially Owned     Shares Beneficially Owned
                            Prior to Offering (1)          After Offering (1)
                          ----------------------------- -----------------------------
                             Shares         Percent        Shares         Percent
                          --------------- ------------- --------------- -------------
Peter C. Morse..........        5,488,800        55.2%        5,488,800        40.8%
 200 Four Falls
 Corporate Center, Suite
 205
 West Conshohocken,
 Pennsylvania 19428
Robert H. Lessin(2).....        1,276,900        12.8         1,276,900         9.5
 826 Broadway
 New York, New York
 10003
Bruns H. Grayson(3).....        1,264,950        12.7         1,264,950         9.4
 1 South Street, Suite
 2150
 Baltimore, Maryland
 21202
William P. Anderson,              209,154         2.1           209,154         1.6
 III(4).................
 11811 U.S. Highway One,
 Suite 101
 North Palm Beach,
 Florida 33408
Randall E. Poliner(5)...          778,650         7.8           778,650         5.8
 7900 Miami Lakes Drive
 West
 Miami Lakes, Florida
 33016
All directors and
 executive officers as a
 group
 (seven persons)(4).....        9,018,454        90.7         9,018,454        67.1

--------
(1) For purposes of calculating the percentage beneficially owned, the number of shares of common stock deemed outstanding prior to the offering includes
    (1) 9,940,988 shares outstanding as of April 15, 1999 and (2) shares issuable upon the exercise of options which may be exercised within 60 days following April 15, 1999 ("Presently Exercisable Options"). The number of shares of common stock deemed outstanding after this offering includes the additional 3,500,000 shares that are being offered for sale in this offering. Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission that deem shares to be beneficially owned by any person or group that has or shares voting and investment power with respect to such shares. Presently Exercisable Options are deemed to be outstanding and to be beneficially owned by the person or group holding such options for the purpose of computing the percentage ownership of such person or group but are not treated as outstanding for the purpose of computing the percentage ownership of any other person or group.
(2) Includes shares owned by BRM Holdings LLC. Mr. Lessin is a control person of BRM Holdings LLC and is the beneficial owner of such shares.
(3) Consists of shares owned by ABS Ventures IV, L.P. and ABX Fund, L.P. Mr. Grayson is the managing member of each general partner of these limited partnerships. Mr. Grayson disclaims beneficial ownership of such shares.

(4) Includes 19,916 shares of common stock issuable upon exercise of stock options that are exercisable within 60 days of April 15, 1999 and 12,500 shares held by Mr. Anderson's children.
(5) Consists of shares owned by Antares Capital Fund II Limited Partnership and ACF II Side Fund Limited Partnership. Mr. Poliner is President of Antares Capital Partners II, Inc., the general partner of such limited partnerships, and is a beneficial owner of such shares.

                          DESCRIPTION OF CAPITAL STOCK

General

   Our authorized capital stock consists of (1) 100,000,000 shares of common stock, $.01 par value per share, and (2) 10,000,000 shares of preferred stock, $.01 par value per share. As of April 15, 1999, we had issued and outstanding 9,940,988 shares of common stock (assuming the conversion of all outstanding shares of preferred stock into shares of common stock). As of April 15, 1999, the outstanding shares of our common stock were held by four shareholders and shares of our Series A and Series B Preferred Stock were held by 15 shareholders. The following description of our capital stock is a summary and is qualified in its entirety by the provisions of our Articles of Incorporation and Bylaws, copies of which have been filed as exhibits to the registration statement of which this prospectus is a part.

Common Stock

   Holders of shares of common stock are entitled to one vote per share for the election of directors and all matters to be submitted to a vote of Intelligent Life's shareholders. Subject to the rights of any holders of preferred stock which may be issued in the future, the holders of shares of common stock are entitled to share ratably in such dividends as may be declared by the Board of Directors and paid by Intelligent Life out of funds legally available therefor. In the event of dissolution, liquidation or winding up of Intelligent Life, holders of shares of common stock are entitled to share ratably in all assets remaining after payment of all liabilities and liquidation preferences, if any. Holders of shares of common stock have no preemptive, subscription, redemption or conversion rights. The outstanding shares of common stock are, and the shares of common stock to be issued by Intelligent Life in connection with this offering will be, duly authorized, validly issued, fully paid and nonassessable.

Preferred Stock

   The Board of Directors is authorized, subject to certain limitations prescribed by law, without further shareholder approval, to issue from time to time up to an aggregate of 10,000,000 shares of preferred stock in one or more series and to fix or alter the designations, preferences, rights and any qualifications, limitations or restrictions on the shares of each such series thereof, including the dividend rights, dividend rates, conversion rights, voting rights, terms of redemption (including sinking fund provisions), redemption price or prices, liquidation preferences and the number of shares constituting any series or designations of such series. The issuance of preferred stock may have the effect of delaying or preventing a change of control of Intelligent Life.

Material Articles of Incorporation and Bylaw Provisions

   Intelligent Life's Articles of Incorporation provide that special meetings of shareholders may be called only by: (1) the Board of Directors; (2) the Chairman of the Board of Directors (if one is so appointed); (3) the Chief Executive Officer; (4) the President; or (5) holders of not less than 35% of all votes entitled to be cast on any issue proposed to be considered at the proposed special meeting. The Articles of Incorporation and Bylaws also provide for a classified Board of Directors and permit removal of directors only for cause. See "Management--Directors and Executive Officers" on page 41.

   Intelligent Life's Bylaws establish an advance notice procedure for the nomination, other than by or at the direction of the Board of Directors or a committee thereof, of candidates for election as directors, as well as for other shareholder proposals to be considered at shareholders' meetings. Notice of shareholder proposals and director nominations must be given in writing to the secretary of Intelligent Life before the meeting at which such matters are to be acted upon or directors are to be elected. Such notice must be received at the principal executive offices of Intelligent Life, with respect to shareholder proposals and elections to be held at the annual meeting, not less than 60 days before the date of the meeting at which the directors are to be elected; however, if less than 70 days' notice or prior public disclosure of the date of the scheduled meeting is given or made, notice by the shareholder, to be timely, must be delivered or received not later than the close of business on the tenth day following the earlier of the day on which notice of the date of the meeting is mailed to shareholders or public disclosure of the date of such meeting is made.

   Notice to Intelligent Life from a shareholder who intends to present a proposal or to nominate a person for election as a director at a shareholders' meeting must contain biographical information about the shareholder giving such notice and, in the case of director nominations, all information that would be required to be included in a proxy statement soliciting proxies for the election of the proposed nominee (including such person's written consent to serve as a director if so elected). If the presiding officer at the meeting determines that a shareholder's proposal or nomination is not made in accordance with the procedures set forth in the Articles of Incorporation, such proposal or nomination, at the direction of such presiding officer, may be disregarded. The notice requirement for shareholder proposals contained in the Articles of Incorporation does not restrict a shareholder's right to include proposals in Intelligent Life's annual proxy materials pursuant to rules promulgated under the Exchange Act.

   The Articles of Incorporation provide that directors may be removed only

  .  for cause; and

  . only by the affirmative vote, at any annual or special meeting of the shareholders, of not less than 66 2/3% of the total number of votes of the then-outstanding shares of capital stock of Intelligent Life that are entitled to vote generally in the election of directors, voting together as a single class (if notice of such proposed removal was contained in the notice of such meeting).

   "For cause" means (1) misconduct as a director of Intelligent Life or any subsidiary of Intelligent Life which involves dishonesty with respect to a material corporate activity or material corporate assets, or (2) conviction of an offense punishable by one or more years of imprisonment (other than minor regulatory infractions and traffic violations which do not materially and adversely affect Intelligent Life).

   The Board of Directors has the power to increase or decrease the authorized number of directors, with or without shareholder approval. Newly created directorships resulting from any increase in the number of directors or any vacancy of the Board of Directors may be filled by the affirmative vote of a majority of the remaining directors then in office or, if not filled by the directors, by the shareholders.

   The Articles of Incorporation provide that in discharging the duties of their respective positions and in determining what is believed to be in the best interests of Intelligent Life, the Board of Directors, any committee of the Board of Directors and any individual director, in addition to considering the effects of any action on Intelligent Life or its shareholders, may, to the extent permitted by applicable Florida law, in his or her or their sole discretion, consider the interests of the employees, customers, suppliers and creditors of Intelligent Life and its subsidiaries, the communities in which offices or other establishments of Intelligent Life and its subsidiaries are located and all other factors such director(s) may consider pertinent.

   The preceding provisions of the Articles of Incorporation may be changed only upon the affirmative vote of holders of at least 66 2/3% of the total number of the then-outstanding shares of capital stock of Intelligent Life that are entitled to vote generally in the election of directors, voting together as a single class.

   The provisions of the Articles of Incorporation and Bylaws summarized in the preceding paragraphs and the provisions of the Florida Business Corporations Act ("FBCA") described under "Certain Provisions of Florida Law" contain provisions that may have the effect of delaying or preventing a non-negotiated merger or other business combination involving Intelligent Life. These provisions are intended to encourage any person interested in acquiring Intelligent Life to negotiate with and obtain the approval of the Board of Directors in connection with the transaction. Certain of these provisions may, however, discourage a future acquisition of Intelligent Life not approved by the board of directors in which shareholders might receive a high value for their shares or that a substantial number or even a majority of Intelligent Life's shareholders might believe to be in their best interest. As a result, shareholders who desire to participate in such a transaction may not have the opportunity to do so. Such provisions could also discourage bids for the common stock at a premium, as well as create a depressive effect on the market price of the common stock.

Material Provisions of Florida Law

   Intelligent Life is subject to several anti-takeover provisions under Florida law that apply to a public corporation organized under Florida law, unless the corporation has elected to opt out of those provisions in its articles of incorporation or bylaws. Intelligent Life has not elected to opt out of those provisions. The FBCA prohibits the voting of shares in a publicly-held Florida corporation that are acquired in a "control share acquisition" unless the holders of a majority of the corporation's voting shares (exclusive of shares held by officers of the corporation, inside directors or the acquiring party) approve the granting of voting rights as to the shares acquired in the control share acquisition. A "control share acquisition" is defined as an acquisition that immediately thereafter entitles the acquiring party to 20% or more of the total voting power in an election of directors.

   The FBCA also contains an "affiliated transaction" provision that prohibits a publicly-held Florida corporation from engaging in a broad range of business combinations or other extraordinary corporate transactions with an "interested shareholder" unless: (1) the transaction is approved by a majority of disinterested directors before the person becomes an interested shareholder;
(2) the interested shareholder has owned at least 80% of the corporation's outstanding voting shares for at least five years; or (3) the transaction is approved by the holders of two-thirds of the corporation's voting shares other than those owned by the interested shareholder. An interested shareholder is defined as a person who together with affiliates and associates beneficially owns more than 10% of the corporation's outstanding voting shares.

Registration Rights

   The holders of 5,698,550 shares of common stock are entitled to require us to prepare and file a registration statement to register such shares under the Securities Act. We must prepare and file such a registration statement upon the request of holders of the number of such shares having an anticipated aggregate offering price of at least $15,000,000. Such request can be made at any time following 180 days after the date of this prospectus. These holders are entitled to demand such registration one time only. Such holders also have certain Form S-3 demand registration rights.

   In addition, the holders of such 5,698,550 shares of common stock and the holders of an additional 3,985,438 shares of common stock are entitled to have such shares included in a registration statement filed by Intelligent Life, subject to certain restrictions, for an unlimited time. We are required to bear the expense of such registrations except for any underwriting discounts and commissions, which will be borne by the participating shareholders in proportion to the number of shares sold.

Listing

   Application has been made to include our common stock on the Nasdaq National Market under the trading symbol "ILIF."

Transfer Agent and Registrar

   The transfer agent for our common stock is SunTrust Bank, Inc.

                        SHARES ELIGIBLE FOR FUTURE SALE

   Sales of substantial amounts of our common stock in the public market could adversely affect prevailing market prices of our common stock. Furthermore, since a significant number of our shares will not be available for sale following this offering because of certain contractual and legal restrictions on resale described below, sales of substantial amounts of common stock in the public market after these restrictions lapse could adversely affect the prevailing market price and our ability to raise equity capital in the future.

   Upon completion of this offering, we will have outstanding an aggregate of 13,440,988 shares of our common stock, assuming no exercise of the underwriters' over-allotment option and no exercise of outstanding options. Of these shares, the 3,500,000 shares sold in this offering will be freely tradeable without restriction or registration under the Securities Act, unless such shares are purchased by our "affiliates." Affiliates are persons who possess some control over us, such as our executive officers, directors and significant shareholders.

   The remaining 9,940,988 shares of common stock are held by existing stockholders and may be sold in the public market only if registered or if they qualify for an exemption from registration, including those under Rule 144 promulgated under the Securities Act. Rule 144 is summarized below. As a result of the contractual restrictions described below and the provisions of Rule 144, these securities could be available for sale in the public market as follows:


  . 1,217,950 shares may be eligible for sale in accordance with the requirements of Rule 144 upon expiration of their respective one-year holding periods, which will occur on November 25, 1999 as to 878,750 shares and will occur on March 9, 2000 as to 339,200 shares; and

  . 8,723,038 shares may be eligible for sale in accordance with the requirements of Rule 144 upon expiration of lock-up agreements, as described below.

   Lock-Up Agreements. All of our executive officers, those of our directors who have legal right of disposition of shares of common stock and our principal stockholders have signed lock-up agreements under which they agreed not to transfer or dispose of, directly or indirectly, any shares of common stock or any securities convertible into or exercisable or exchangeable for shares of common stock, for a period of 180 days after the date of this prospectus. Transfers or dispositions can be made sooner with the prior written consent of ING Baring Furman Selz LLC.

   Rule 144. In general, under Rule 144 as currently in effect, beginning 90 days after the date of this prospectus, a person who has beneficially owned shares of our common stock for at least one year would be entitled to sell within any three-month period a number of shares that does not exceed the greater of:

  . 1% of the number of shares of common stock then outstanding, which will equal approximately 134,409 shares immediately after this offering; or

  . the average weekly trading volume of the common stock on the Nasdaq National Market during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such sale.

   Sales under Rule 144 are also subject to certain manner of sale provisions and notice requirements and to the availability of current public information about us.

   Rule 144(k). Under Rule 144(k), a person who is not deemed to have been one of our affiliates at any time during the 90 days preceding a sale, and who has beneficially owned the shares proposed to be sold for at least two years, including the holding period of any prior owner other than an affiliate, is entitled to sell such shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144. Therefore, unless otherwise restricted, "144(k) shares" may be sold immediately upon the completion of this offering.

   Rule 701. In general, under Rule 701 of the Securities Act as currently in effect, any of our employees, consultants or advisors who purchases shares from us in connection with a compensatory stock or option plan or other written agreement is eligible to resell such shares 90 days after the effective date of this offering in reliance on Rule 144, but without compliance with certain restrictions, including the holding period, contained in Rule 144.

   Registration Rights. Upon completion of this offering, the holders of 9,683,988 shares of our common stock, or their transferees, will be entitled to have their shares registered under the Securities Act. See "Description of Capital Stock--Registration Rights" on page 47. After such a registration, these shares become freely tradeable without restriction under the Securities Act.

   Stock Options. Immediately after this offering, we intend to file a registration statement on Form S-8 under the Securities Act covering the 3,000,000 shares of common stock reserved for issuance under our 1997 and 1999 Equity Compensation Plans. As of April 15, 1999, options to purchase 787,500 shares of common stock were issued and outstanding. Upon the expiration of the lock-up agreements describe above, at least 46,748 shares of common stock are expected to be subject to vested options (based on options outstanding as of April 15, 1999). Such registration statement is expected to be filed and become effective as soon as practicable after the effective date of this offering. Accordingly, shares registered under such registration statement will, subject to vesting provisions and Rule 144 volume limitations applicable to our Affiliates, be available for sale in the open market immediately after the 180-day lock-up agreements expire.

                                  UNDERWRITING

   Subject to the terms and conditions of an underwriting agreement, dated
      , 1999, the underwriters named below, who are represented by ING Baring Furman Selz LLC and Warburg Dillon Read LLC, a subsidiary of UBS AG, have severally agreed to purchase from Intelligent Life the number of shares of common stock set forth opposite their names below.

                                                                        Number
        Underwriters                                                   of Shares
        ------------                                                   ---------
     ING Baring Furman Selz LLC.......................................
     Warburg Dillon Read LLC, a subsidiary of UBS AG..................
                                                                         ----
       Total..........................................................
                                                                         ====

   The underwriting agreement provides that the obligations of the several underwriters to purchase and accept delivery of the shares of common stock offered hereby are subject to approval by their counsel of certain legal matters and to certain other conditions. The underwriters are obligated to purchase and accept delivery of all the shares of common stock (other than those shares covered by the over-allotment option described below) if any are purchased.

   The underwriters propose initially to offer the shares of common stock in part directly to the public at the initial public offering price set forth on the cover page of this prospectus and in part to certain dealers (including the
underwriters) at such price less a concession not in excess of $    per share.
The underwriters may allow, and such dealers may re-allow, to certain other
dealers, a concession not in excess of $    per share.

   The following table shows the underwriting discounts and commissions to be paid to the underwriters by us in connection with this offering. These amounts are shown assuming both no exercise and full exercise of the underwriters' option to purchase additional shares of common stock.

                                                       No Exercise Full Exercise
                                                       ----------- -------------
     Per share........................................    $            $
     Total............................................    $            $

   Other expenses of this offering (including the registration fees and the fees and expenses of the financial printer, counsel and accountants) payable by
us are expected to be approximately $   .

   We have granted to the underwriters an option, exercisable within 30 days after the date of this prospectus, to purchase, from time to time, in whole or in part, up to an aggregate of 525,000 additional shares of common stock at the public offering price less the underwriting discounts and commissions. The underwriters may exercise such option solely to cover over-allotments, if any, made in connection with this offering. To the extent that the underwriters exercise such option, each underwriter will become obligated, subject to certain conditions, to purchase its pro rata portion of such additional shares based on such underwriter's percentage underwriting commitment as indicated in the table above.

   We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments that the underwriters may be required to make in respect of any of those liabilities.

   Intelligent Life, along with our executive officers and certain of our directors and existing stockholders, has agreed not to directly or indirectly offer, sell, offer to sell, contract to sell, grant any option for the sale or purchase of or otherwise dispose of any shares of common stock or any securities convertible into or exercisable or exchangeable for common stock or enter into any swap or other arrangement that transfers all or a portion of the economic consequences associated with the ownership of any shares of common stock for a period of 180 days from the date of this prospectus without the prior written consent of ING Baring Furman Selz LLC. Such consent may be given at any time without public notice.

   No action has been taken by us or the underwriters that would permit a public offering of the shares of common stock offered hereby in any jurisdiction other than the United States where action for that purpose is required. The shares of common stock offered hereby may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such shares of common stock be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of such jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about, and to observe, any restrictions relating to the offering of the common stock and the distribution of this prospectus. This prospectus is not an offer to sell or a solicitation of an offer to buy any shares of common stock offered hereby in any jurisdiction in which such an offer or solicitation is unlawful.

   ING Baring Furman Selz LLC has advised Intelligent Life that the underwriters do not intend to confirm sales to any account over which they exercise discretionary authority.

   The underwriters and dealers may engage in passive market-making transactions in the common stock in accordance with Rule 103 under Regulation M promulgated by the SEC. In general, a passive market-maker may not bid for or purchase shares of common stock at a price that exceeds the highest independent bid. In addition, the net daily purchases made by any passive market-maker generally may not exceed 30% of its average daily trading volume in the common stock during a specified two-month prior period, or 200 shares, whichever is greater. A passive market-maker must identify passive market-making bids as such on the Nasdaq electronic inter-dealer reporting system. Passive market-making may stabilize or maintain the market price of the common stock above independent market levels. Underwriters and dealers are not required to engage in passive market-making and may end passive market-making activities at any time.

   In connection with this offering, the underwriters may engage in transactions on the Nasdaq National Market or the over-the-counter market or otherwise that stabilize, maintain or otherwise affect the price of the common stock. Specifically, the underwriters may overallot this offering, creating a syndicate short position. In addition, the underwriters may bid for and purchase shares of common stock in the open market to cover syndicate short positions or to stabilize the price of the common stock. In addition, ING Baring Furman Selz LLC, on behalf of the underwriters, may reclaim selling concessions allowed to an underwriter or dealer if the underwriting syndicate repurchases shares distributed by that underwriter or dealer. These activities may stabilize or maintain the market price of the common stock above independent market levels. The underwriters are not required to engage in these activities and may end any of these activities at any time.

   Prior to this offering, there has been no public market for the common stock. As a result, the initial public offering price for the common stock has been determined by negotiation between Intelligent Life and ING Baring Furman Selz LLC. Among the factors considered in determining the public offering price were:


  .  prevailing market conditions;

  .  Intelligent Life's results of operations in recent periods;

  .  the present stage of Intelligent Life's development;

  . the market capitalizations and development stages of other companies that we and the underwriters believe to be comparable to Intelligent Life; and

  .  estimates of Intelligent Life's growth potential.

                                 LEGAL MATTERS

   The validity of the issuance of the shares of the common stock offered hereby will be passed upon for us by Morris, Manning & Martin, L.L.P., Atlanta, Georgia. Certain legal matters in connection with this offering will be passed upon for the underwriters by White & Case LLP, New York, New York.

                                    EXPERTS

   The financial statements of Intelligent Life included in this prospectus to the extent and for the periods indicated in their reports have been audited by KPMG LLP and Thomas & Clough Co., P.A., independent public accountants and are included herein in reliance upon the authority of these firms as experts in accounting and auditing.

                             ADDITIONAL INFORMATION

   We have filed with the Securities and Exchange Commission a registration statement on Form S-1 under the Securities Act with respect to the shares of common stock offered hereby. This prospectus is only a part of the registration statement and does not contain all of the information included in the registration statement. Further information with respect to Intelligent Life and the common stock offered hereby can be found in the registration statement. Statements made in this prospectus as to the contents of any contract, agreement or other document are not necessarily complete. Such documents are filed as exhibits to the registration statement, and all descriptions in this prospectus are qualified in all respects by reference to the registration statement. The registration statement and the exhibits and schedules thereto may be inspected without charge at the public reference facilities maintained by the Commission in Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the following regional offices of the Commission: Seven World Trade Center, Room 1400, New York, New York 10048 and Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such material can be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, Room 1024, at prescribed rates. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. In addition, Intelligent Life is required to file electronic versions of these documents with the Commission through the Commission's Electronic Data Gathering, Analysis, and Retrieval (EDGAR) system. The Commission maintains an internet site at http://www.sec.gov that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission.

                          INTELLIGENT LIFE CORPORATION

                         INDEX TO FINANCIAL STATEMENTS

                                                                            Page
                                                                            ----
Financial Statements:

Reports of Independent Public Accountants.................................  F-2

Balance Sheets as of June 30, 1997 and 1998 and December 31, 1998
 (unaudited)..............................................................  F-4

Statements of Operations for the Years Ended June 30, 1996, 1997 and 1998
 and Six Months Ended December 31, 1997 (unaudited) and 1998 (unaudited)..  F-5

Statements of Redeemable Stock and Stockholders' Equity (Deficit) for the
 Years Ended June 30, 1996, 1997 and 1998 and Six Months Ended December
 31, 1998 (unaudited).....................................................  F-6

Statements of Cash Flows for the Years Ended June 30, 1996, 1997 and 1998
 and Six Months Ended December 31, 1997 (unaudited) and 1998 (unaudited)..  F-7

Notes to Financial Statements (All information subsequent to June 30, 1998 is unaudited)............................................................  F-8

                          Independent Auditors' Report

The Board of Directors and Stockholders
Intelligent Life Corporation:

   We have audited the accompanying balance sheet of Intelligent Life Corporation as of June 30, 1998, and the related statements of operations, redeemable stock and stockholders' equity (deficit), and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

   We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

   In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Intelligent Life Corporation as of June 30, 1998, and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.

                                          KPMG LLP

Miami, Florida
October 1, 1998

                          Independent Auditors' Report

The Board of Directors and Stockholders
Intelligent Life Corporation:

   We have audited the accompanying balance sheet of Intelligent Life Corporation (formerly, Bank Rate Monitor, Inc.), as of June 30, 1997, and the related statements of operations, redeemable stock and stockholders' equity (deficit), and cash flows for the two years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

   We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

   In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Intelligent Life Corporation (formerly, Bank Rate Monitor, Inc.) as of June 30, 1997, and the results of its operations and its cash flows for the two years then ended in conformity with generally accepted accounting principles.

                                          Thomas & Clough Co., P.A.

Palm Beach, Florida
July 23, 1998

                          INTELLIGENT LIFE CORPORATION
                                 BALANCE SHEETS

                                  June 30,
                           ------------------------  December 31,  December 31,
                              1997         1998          1998          1998
                           -----------  -----------  ------------  ------------
                                                     (unaudited)   (unaudited)
                                                                   (pro forma)
                                                                    (Note 10)
         Assets
Cash and cash equiva-
 lents...................  $ 1,762,828  $   910,427  $  1,633,100  $  2,633,100
Accounts receivable......      311,410      346,461       563,383       563,383
Less: allowance for
 doubtful accounts.......      (31,346)     (23,946)      (24,847)      (24,847)
                           -----------  -----------  ------------  ------------
  Total accounts
   receivable............      280,064      322,515       538,536       538,536
Other current assets,
 including prepaid
 expenses of $74,962
 at December 31, 1998 ...        1,432       27,960       109,488       109,488
                           -----------  -----------  ------------  ------------
    Total current
     assets..............    2,044,324    1,260,902     2,281,124     3,281,124
Furniture, fixtures and
 equipment, net .........      142,490      505,275       813,659       813,659
Intangible assets, net of
 accumulated amortization
 of $146,496, $152,433
 and $152,976 at June 30,
 1997, June 30, 1998 and
 December 31, 1998,
 respectively............        5,945        1,722         4,569         4,569
                           -----------  -----------  ------------  ------------
    Total assets.........  $ 2,192,759  $ 1,767,899  $  3,099,352  $  4,099,352
                           ===========  ===========  ============  ============
 Liabilities, Redeemable
 Stock and Stockholders'
     Equity (Deficit)
Liabilities:
  Accounts payable.......  $   374,005  $   205,791  $    308,667  $    308,667
  Accrued expenses ......      287,726      406,658       588,212       588,212
  Deferred revenue.......      495,535      476,120       612,660       612,660
  Current portion of
   obligations under
   capital leases .......          --         8,011       113,405       113,405
                           -----------  -----------  ------------  ------------
    Total current
     liabilities.........    1,157,266    1,096,580     1,622,944     1,622,944
Obligations under capital
 leases, long term ......          --        14,237       263,009       263,009
                           -----------  -----------  ------------  ------------
    Total liabilities....    1,157,266    1,110,817     1,885,953     1,885,953
                           -----------  -----------  ------------  ------------
Commitments and
 contingencies
Redeemable Convertible
 series A preferred
 stock, noncumulative,
 par value $.01 per
 share, liquidation value
 $65 per share, stated at
 redemption value--90,000
 shares authorized;
 89,612 shares issued and
 outstanding at
  December 31, 1998; and
 no shares issued or
 outstanding, pro forma
 at December 31, 1998 ...          --           --     10,215,768           --
Redeemable Convertible
 series B preferred
 stock, noncumulative,
 par value $.01 per
 share, liquidation value
 $114 per share, stated
 at redemption value--
 30,000 shares
 authorized; 17,575
 shares issued and
 outstanding at
 December 31, 1998; and
 no shares issued or
 outstanding, pro forma
 at December 31, 1998 ...          --           --      1,982,535           --
Redeemable Common Stock:
  Redeemable common
   stock, par value $.01
   per share, redemption
   value $0.52 per
   share--454,170 shares
   issued and outstanding
   at June 30, 1998 and
   December 31, 1998; and
   no shares issued or
   outstanding, pro forma
   at December 31, 1998..          --       236,168       236,168           --
  Loan receivable for
   redeemable common
   stock.................          --      (236,168)     (236,168)          --
Stockholders' equity
 (deficit):
  Preferred Stock,
   10,000,000 shares
   authorized and
   undesignated, pro
   forma at December 31,
   1998..................          --           --            --            --
  Convertible series A
   preferred stock,
   noncumulative, par
   value $.01 per share,
   liquidation value $65
   per share--90,000
   shares authorized;
   53,846 and 89,612
   shares issued and
   outstanding at
   June 30, 1997 and
   June 30, 1998,
   respectively..........    3,462,108    5,777,627           --            --
  Common stock, par value
   $.01 per share--
   100,000,000 shares
   authorized; 3,846,200,
   3,846,200 and
   4,053,200 shares
   issued and outstanding
   at June 30, 1997, June
   30, 1998 and
   December 31, 1998,
   respectively and
   9,940,988 shares
   issued and
   outstanding, pro forma
   at December 31, 1998..       38,462       38,462        40,532        99,410
  Additional paid in
   capital...............          --       354,253           --     17,684,425
  Unamortized stock
   compensation expense..          --      (265,690)     (280,690)      (60,000)
  Accumulated deficit....   (2,465,077)  (5,247,570)  (10,744,746)  (15,510,436)
                           -----------  -----------  ------------  ------------
    Total stockholders'
     equity (deficit)....    1,035,493      657,082   (10,984,904)    2,213,399
                           -----------  -----------  ------------  ------------
    Total liabilities,
     redeemable stock and
     stockholders' equity
     (deficit)...........  $ 2,192,759  $ 1,767,899  $  3,099,352  $  4,099,352
                           ===========  ===========  ============  ============

                See accompanying notes to financial statements.

                          INTELLIGENT LIFE CORPORATION

                            STATEMENTS OF OPERATIONS

                                                                  Six months ended
                                 Year ended June 30,                December 31,
                          -----------------------------------  ------------------------
                             1996        1997        1998         1997         1998
                          ----------  ----------  -----------  -----------  -----------
                                                               (unaudited)  (unaudited)
Revenue:
  Online publishing ....  $   70,406  $  484,511  $ 1,281,284  $  507,717   $ 1,808,877
  Print publishing and
   licensing ...........   1,557,595   2,058,045    2,559,293   1,180,522     1,660,314
                          ----------  ----------  -----------  ----------   -----------
    Total revenue.......   1,628,001   2,542,556    3,840,577   1,688,239     3,469,191
                          ----------  ----------  -----------  ----------   -----------
Cost of operations:
  Online publishing.....      16,476     582,399      862,007     321,216       978,964
  Print publishing and
   licensing............     971,331   1,185,969    1,961,714     957,447     1,100,693
  Sales.................      97,640      89,848      665,007     117,300       817,403
  Marketing.............      33,686       1,485      145,632      18,124       304,919
  Product research......     507,975     720,508    1,215,888     493,257       915,961
  General and
   administrative
   expenses.............     522,056     767,957    1,663,728     695,191       871,057
  Depreciation and
   amortization.........      97,668      73,754       66,666      25,088        98,491
  Stock based
   compensation ........         --          --        88,563         --        669,000
                          ----------  ----------  -----------  ----------   -----------
    Total cost of
     operations.........   2,246,832   3,421,920    6,669,205   2,627,623     5,756,488
                          ----------  ----------  -----------  ----------   -----------
    Loss from
     operations.........    (618,831)   (879,364)  (2,828,628)   (939,384)   (2,287,297)
Other income (expense):
  Interest income.......         --        2,141       52,351      35,269        18,924
  Interest expense......     (56,193)    (85,870)      (6,216)        --        (12,433)
  Other ................       2,584       7,473          --          --        185,588
                          ----------  ----------  -----------  ----------   -----------
    Other income--net...     (53,609)    (76,256)      46,135      35,269       192,079
  Loss before income
   taxes................    (672,440)   (955,620)  (2,782,493)   (904,115)   (2,095,218)
Income taxes ...........         --          --           --          --            --
                          ----------  ----------  -----------  ----------   -----------
    Net loss............  $ (672,440) $ (955,620) $(2,782,493) $ (904,115)  $(2,095,218)
Charge for conversion of
 nonredeemable
 convertible Series A
 preferred stock to
 redeemable ............         --          --           --          --     (4,438,141)
Net loss applicable to
 common stock...........  $ (672,440) $ (955,620) $(2,782,493) $ (904,115)  $(6,533,359)
                          ==========  ==========  ===========  ==========   ===========
Basic and diluted net
 loss per share           $     (.13) $     (.20) $      (.72) $     (.24)  $     (1.63)
                          ==========  ==========  ===========  ==========   ===========
Weighted average shares
 outstanding used in
 basic and diluted per-
 share calculation......   5,000,000   4,743,590    3,846,200   3,846,200     4,018,700
                          ==========  ==========  ===========  ==========   ===========
Pro forma provision for
 income taxes...........         --          --
                          ----------  ----------
Pro forma net loss......  $ (672,440) $ (955,620)
                          ==========  ==========
Pro forma net loss per
 share..................  $     (.13) $     (.20)
                          ==========  ==========

                See accompanying notes to financial statements.

                         INTELLIGENT LIFE CORPORATION

       STATEMENTS OF REDEEMABLE STOCK AND STOCKHOLDERS' EQUITY (DEFICIT)

                       Redeemable            Redeemable
                       Convertible          Convertible                                            Convertible
                        Series A              Series B                                              Series A
                     Preferred Stock      Preferred Stock        Redeemable Common Stock         Preferred Stock
                   --------------------  -------------------  -------------------------------  --------------------
                                                                                      Note
                    Share     Amount     Shares     Amount     Shares    Amount    Receivable  Shares     Amount
                   -------  -----------  -------  ----------  --------  ---------  ----------  -------  -----------
Balance at July
1, 1995..........      --   $       --       --   $      --        --   $     --   $     --        --   $       --
 Stockholder
 loans
 contributed to
 capital.........      --                    --          --        --         --         --        --           --
 Net loss........      --           --       --          --        --         --         --        --           --
                   -------  -----------  -------  ----------  --------  ---------  ---------   -------  -----------
Balance at June
30, 1996.........      --   $       --       --   $      --        --   $     --   $     --        --   $       --
 Stockholder
 loans
 contributed to
 capital.........      --           --       --          --        --         --         --        --           --
 Exchange of
 common stock for
 preferred stock
 by principal
 stockholder.....      --           --       --          --        --         --         --     23,076    1,499,940
 Issuance of
 preferred stock,
 net of issuance
 costs...........      --           --       --          --        --         --         --     30,770    1,962,168
 Net loss........      --           --       --          --        --         --         --        --           --
 Reclassification
 of accumulated
 deficit to
 additional paid
 in capital due
 to change from S
 corp status to C
 corp ...........      --           --       --          --        --         --         --        --           --
                   -------  -----------  -------  ----------  --------  ---------  ---------   -------  -----------
Balance at June
30, 1997.........      --   $       --       --   $      --        --   $     --   $     --     53,846  $ 3,462,108
 Issuance of
 preferred stock,
 net of issuance
 costs...........      --           --       --          --        --         --         --     28,074    1,815,519
 Stockholder
 loans converted
 to preferred
 stock...........      --           --       --          --        --         --         --      7,692      500,000
 Redeemable
 common stock
 issued..........      --           --       --          --    454,170    236,168   (236,168)      --           --
 Compensation
 expense relating
 to common stock
 vesting.........      --           --       --          --        --         --         --        --           --
 Net loss........      --           --       --          --        --         --         --        --           --
                   -------  -----------  -------  ----------  --------  ---------  ---------   -------  -----------
Balance at June
30, 1998.........      --   $       --       --   $      --    454,170  $ 236,168  $(236,168)   89,612  $ 5,777,627
 Issuance of
 common stock
 (Unaudited).....      --           --       --          --        --         --         --        --           --
 Compensation
 expense relating
 to common stock
 grants
 (Unaudited).....      --           --       --          --        --         --         --        --           --
 Issuance of
 preferred stock,
 net of issuance
 costs
 (Unaudited).....      --           --    17,575   1,982,535       --         --         --        --           --
 Conversion of
 nonredeemable
 convertible
 series A
 preferred stock
 to redeemable
 (Unaudited) ....   89,612   10,215,768      --          --        --         --         --    (89,612)  (5,777,627)
 Net loss
 (Unaudited).....      --           --       --          --        --         --         --        --           --
                   -------  -----------  -------  ----------  --------  ---------  ---------   -------  -----------
Balance at
December 31, 1998
(Unaudited)......   89,612  $10,215,768   17,575  $1,982,535   454,170  $ 236,168  $(236,168)      --   $       --
Conversion of
Series A and
Series B
preferred stock
to common stock
(Note 10)
(Unaudited)......  (89,612) (10,215,768) (17,575) (1,982,535)      --         --         --        --           --
Issuance and
conversion of
promissory note
to Series B
preferred stock
and conversion of
Series B
preferred stock
to common stock
(Note 10)
(Unaudited)......      --           --       --          --        --         --         --        --           --
Forgiveness of
note receivable
for redeemable
common stock,
reclassification
of redeemable
common stock to
common stock,
cancellation of
the put right
associated with
such shares and
reacquisition of
forfeited shares
(Note 10)
(Unaudited)......      --           --       --          --   (454,170)  (236,168)   236,168       --           --
                   -------  -----------  -------  ----------  --------  ---------  ---------   -------  -----------
Balance at
December 31, 1998
(Unaudited) (pro
forma) (Note
10)..............      --           --       --          --        --         --         --        --   $       --
                   =======  ===========  =======  ==========  ========  =========  =========   =======  ===========
                      Common Stock                   Unamortized                    Total
                   -------------------- Additional      Stock                   Stockholders'
                                          Paid in    Compensation Accumulated      Equity
                     Shares    Amount     Capital      Expense      Deficit       (Deficit)
                   ----------- -------- ------------ ------------ ------------- --------------
Balance at July
1, 1995..........   5,000,000  $50,000  $   275,000   $     --    $ (1,420,537) $ (1,095,537)
 Stockholder
 loans
 contributed to
 capital.........         --       --       260,000         --             --        260,000
 Net loss........         --       --           --          --        (672,440)     (672,440)
                   ----------- -------- ------------ ------------ ------------- --------------
Balance at June
30, 1996.........   5,000,000  $50,000  $   535,000   $     --    $ (2,092,977) $ (1,507,977)
 Stockholder
 loans
 contributed to
 capital.........         --       --     1,536,922         --             --      1,536,922
 Exchange of
 common stock for
 preferred stock
 by principal
 stockholder.....  (1,153,800) (11,538)  (1,488,402)        --             --            --
 Issuance of
 preferred stock,
 net of issuance
 costs...........         --       --           --          --             --      1,962,168
 Net loss........         --       --           --          --        (955,620)     (955,620)
 Reclassification
 of accumulated
 deficit to
 additional paid
 in capital due
 to change from S
 corp status to C
 corp ...........         --       --      (583,520)        --         583,520           --
                   ----------- -------- ------------ ------------ ------------- --------------
Balance at June
30, 1997.........   3,846,200  $38,462  $       --    $     --    $ (2,465,077) $  1,035,493
 Issuance of
 preferred stock,
 net of issuance
 costs...........         --       --           --          --             --      1,815,519
 Stockholder
 loans converted
 to preferred
 stock...........         --       --           --          --             --        500,000
 Redeemable
 common stock
 issued..........         --       --       354,253    (354,253)           --            --
 Compensation
 expense relating
 to common stock
 vesting.........         --       --           --       88,563            --         88,563
 Net loss........         --                    --          --      (2,782,493)   (2,782,493)
                   ----------- -------- ------------ ------------ ------------- --------------
Balance at June
30, 1998.........   3,846,200  $38,462  $   354,253   $(265,690)  $ (5,247,570) $    657,082
 Issuance of
 common stock
 (Unaudited).....     207,000    2,070      266,930    (269,000)           --            --
 Compensation
 expense relating
 to common stock
 grants
 (Unaudited).....         --       --       415,000     254,000            --        669,000
 Issuance of
 preferred stock,
 net of issuance
 costs
 (Unaudited).....         --       --           --          --             --            --
 Conversion of
 nonredeemable
 convertible
 series A
 preferred stock
 to redeemable
 (Unaudited) ....         --       --    (1,036,183)        --      (3,401,958)  (10,215,768)
 Net loss
 (Unaudited).....         --       --           --          --      (2,095,218)   (2,095,218)
                   ----------- -------- ------------ ------------ ------------- --------------
Balance at
December 31, 1998
(Unaudited)......   4,053,200  $40,532  $       --    $(280,690)  $(10,744,746) $(10,984,904)
Conversion of
Series A and
Series B
preferred stock
to common stock
(Note 10)
(Unaudited)......   5,359,350   53,593   12,144,710         --             --     12,198,303
Issuance and
conversion of
promissory note
to Series B
preferred stock
and conversion of
Series B
preferred stock
to common stock
(Note 10)
(Unaudited)......     339,200    3,392    1,003,608         --          (7,000)    1,000,000
Forgiveness of
note receivable
for redeemable
common stock,
reclassification
of redeemable
common stock to
common stock,
cancellation of
the put right
associated with
such shares and
reacquisition of
forfeited shares
(Note 10)
(Unaudited)......     189,238    1,893       98,107     220,690       (320,690)          --
                   ----------- -------- ------------ ------------ ------------- --------------
Balance at
December 31, 1998
(Unaudited) (pro
forma) (Note
10)..............   9,940,988  $99,410  $13,246,425   $ (60,000)  $(11,072,436) $  2,213,399
                   =========== ======== ============ ============ ============= ==============

                See accompanying notes to financial statements.

                          INTELLIGENT LIFE CORPORATION

                            STATEMENTS OF CASH FLOWS

                                                                    Six months ended
                                 Year ended June 30,                  December 31,
                          ------------------------------------  -------------------------
                             1996        1997         1998         1997          1998
                          ----------  ----------  ------------  -----------  ------------
                                                                (unaudited)  (unaudited)
Cash flows from
 operating activities:
 Net loss...............  $ (672,440) $ (955,620) $ (2,782,493) $ (904,115)  $ (2,095,218)
 Adjustments to
  reconcile net loss to
  net cash used in
  operating activities:
 Depreciation and
  amortization..........      97,669      73,754        66,666      41,578         98,491
 Stock compensation
  earned................         --          --         88,563         --         669,000
 Changes in operating
  assets and
  liabilities:
   Increase in accounts
    receivable..........     (98,062)   (109,793)      (42,451)     (5,228)      (216,021)
   Decrease (Increase)
    in other current
    assets..............       2,401       7,480       (22,305)       (255)       (84,375)
   Increase (Decrease)
    in accounts
    payable.............     163,640      59,238      (168,214)   (272,167)       102,876
   Increase in accrued
    expenses............      70,618     218,705       118,932      49,062        181,554
   Increase (Decrease)
    in deferred
    revenue.............      90,747    (127,480)      (19,415)   (120,199)       136,540
                          ----------  ----------  ------------  ----------   ------------
     Total adjustments..     327,013     121,904        21,776    (307,209)       888,065
                          ----------  ----------  ------------  ----------   ------------
     Net cash used in
      operating
      activities........    (345,427)   (833,716)   (2,760,717) (1,211,324)    (1,207,153)
                          ----------  ----------  ------------  ----------   ------------
Cash flows used in
 investing activities:
 Purchases of
  equipment.............     (39,643)    (90,501)     (407,203)   (276,575)       (26,875)
                          ----------  ----------  ------------  ----------   ------------
     Net cash used in
      investing
      activities........     (39,643)    (90,501)     (407,203)   (276,575)       (26,875)
                          ----------  ----------  ------------  ----------   ------------
Cash flows from
 financing activities:
 Loans from
  stockholders..........     385,070     687,000       500,000      15,743            --
 Principal payments on
  capital lease
  obligations...........         --          --            --          --         (25,834)
 Proceeds from issuance
  of preferred stock....         --    2,000,045     1,815,519     822,665      1,982,535
                          ----------  ----------  ------------  ----------   ------------
     Net cash provided
      by financing
      activities........     385,070   2,687,045     2,315,519     838,408      1,956,701
                          ----------  ----------  ------------  ----------   ------------
     Net increase
      (decrease) in cash
      and cash
      equivalents.......         --   $1,762,828      (852,401)   (649,491)       722,673
Cash and cash
 equivalents at
 beginning of year......         --          --      1,762,828   1,762,828        910,427
                          ----------  ----------  ------------  ----------   ------------
Cash and cash
 equivalents at end of
 year...................  $      --   $1,762,828  $    910,427  $1,113,337   $  1,633,100
                          ==========  ==========  ============  ==========   ============
Supplementary
 disclosures of cash
 flow information:
 Cash paid during the
  year for interest.....  $   25,600  $  113,200  $      6,216  $      --    $     12,433
                          ==========  ==========  ============  ==========   ============
Supplemental schedule of
 noncash investing and
 financing activities:
 Accounts payable
  related to
  recapitalization and
  issuance of stock.....  $      --   $   37,877  $        --   $      --    $        --
                          ==========  ==========  ============  ==========   ============
 Stockholder loans
  contributed to capital
  for preferred stock...  $  260,000  $1,536,922  $    500,000  $      --    $        --
                          ==========  ==========  ============  ==========   ============
 Equipment acquired
  under capital leases..  $      --   $      --   $     18,000  $      --    $    380,000
                          ==========  ==========  ============  ==========   ============

                See accompanying notes to financial statements.

                          INTELLIGENT LIFE CORPORATION

                         NOTES TO FINANCIAL STATEMENTS
                             June 30, 1997 and 1998
           (All information subsequent to June 30, 1998 is unaudited)

(1) Organization and Summary of Significant Accounting Policies

  (a) Description of Business

   Intelligent Life Corporation (the "Company"), formerly known as Bank Rate Monitor, Inc., is organized under the laws of the state of Florida. Under the provisions of the Internal Revenue Code of 1986, as amended, the Company elected to be taxed as an S corporation. On June 19, 1997, the Company ceased to be an S corporation and became a C corporation for income tax purposes.

   The Company is a provider of research regarding consumer banking and credit products and a publisher of original editorial content relating to personal finance matters. The Company provides this information through its internet sites and print publications.

  (b) Need for Future Capital and Initial Public Offering

   The Company has sustained losses and negative cash flows from operations for the past five fiscal years and for the six months ended December 31, 1998 and expects these conditions to continue for the foreseeable future. As of December 31, 1998, the Company had an accumulated deficit of approximately $10,744,746. The Company's business plan is dependent on obtaining additional financing.

   In March 1999, the Board of Directors authorized the filing of a registration statement with the Securities and Exchange Commission ("SEC") that would permit the Company to sell shares of the Company's common stock in connection with a proposed initial public offering ("IPO").

   If the IPO is consummated, immediately prior to the proposed offering all of the then outstanding shares of the Company's Convertible Preferred Stock will be converted into shares of common stock.

  (c) Unaudited Interim Information

   The interim financial statements of the Company for the six months ended December 31, 1997 and 1998, included herein have been prepared by the Company, without audit, pursuant to the rules and regulations of the SEC. In the opinion of management, the accompanying unaudited interim financial statements reflect all adjustments, consisting only of normal recurring adjustments, necessary to present fairly the financial position of the Company at December 31, 1998, and the results of its operations and its cash flows for the six months ended December 31, 1997 and 1998. Historical results are not necessarily indicative of the results to be expected in the future.

  (d) Use of Estimates

   The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent gains and losses at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

                          INTELLIGENT LIFE CORPORATION

           (All information subsequent to June 30, 1998 is unaudited)

  (e) Cash and Cash Equivalents

   The Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents. The cost of these investments approximates fair value.

  (f) Fixed Assets

   Property and equipment are stated at cost and are depreciated on a straight-line basis over the estimated useful lives of the assets which range from three to seven years. Leasehold improvements are amortized on a straight-line basis over the shorter of the lease term (if the Company does not retain ownership of the property or have a bargain purchase price) or the estimated useful lives of the improvements. Equipment under capital leases are stated at the present value of the minimum lease payments.

  (g) Intangible Assets

   Intangible assets consist principally of trademarks. The cost of trademarks is being amortized over the trademarks' estimated useful lives of five years on a straight-line basis.

  (h) Computation of Net Loss Per Share

   The Company has presented net loss per share pursuant to SFAS No. 128, "Earnings per Share," and the Securities and Exchange Commission Staff Accounting Bulletin No. 98. Pursuant to SEC Staff Accounting Bulletin No. 98, common stock and convertible preferred stock issued for nominal consideration, prior to the anticipated effective date of the IPO, are required to be included in the calculation of basic and diluted net loss per share, as if they were outstanding for all periods presented. To date, the Company has not had any issuances or grants for nominal consideration.

   Diluted loss per share has not been presented separately, as the outstanding stock options, redeemable common stock and convertible preferred stock are anti-dilutive for each of the periods presented.

   Securities that could potentially dilute basic earnings per share ("EPS") in the future that were not included in diluted EPS because their effect on periods presented was antidilutive total 0, 538,460 and 896,120 for the years ended June 30, 1996, 1997 and 1998, and 1,138,631 for the six months ended December 31, 1998.

  (i) Stock-based Compensation

   The Company accounts for stock-based compensation arrangements in accordance with the provisions of Accounting Principles Board ("APB") No. 25, "Accounting for Stock Issued to Employees," and complies with the disclosure requirements of SFAS No. 123, "Accounting for Stock-Based Compensation." Under APB No. 25, compensation cost, if any, for fixed plan accounting, is recognized over the respective vesting period based on the difference, on the date of grant, between the fair value of the Company's common stock and the grant price.

  (j) Income Taxes

   Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

                          INTELLIGENT LIFE CORPORATION

           (All information subsequent to June 30, 1998 is unaudited)

  (k) Revenue Recognition

   The Company generates revenue from two primary sources: online publishing and print publishing and licensing.

   The Company sells advertisements for its various internet sites (including co-branded sites) including banner and billboard advertisements. Advertising sales are invoiced monthly based on the expected number of advertisement "impressions" or number of times that ad is viewed by users of the Company's internet sites. Revenue is recognized monthly based on the percentage of actual impressions to the total number of impressions contracted. Revenue for impressions invoiced but not delivered is deferred. The Company sells hyperlinks to various third-party internet sites that generate a fixed monthly fee, which is recognized in the month earned. The Company is also involved in revenue sharing arrangements with its online "partners" where the consumer uses hyperlinks to link to co-branded sites principally hosted by the Company. Revenue is effectively allocated to each partner based on the percentage of ad views at each site. The allocated revenue is shared according to the distribution agreements. Revenue is recorded gross and partnership payments are recorded in cost of operations.

   The Company sells advertisements for consumer mortgage rate tables. The rate tables and advertising are published in various newspapers under revenue sharing arrangements. Revenue is recognized when the tables are run in the respective newspaper. Revenue is recorded gross and revenue sharing payments are recorded in cost of operations. In addition, the Company earns subscription revenue from the three newsletters. Revenue is recognized ratably over the period of the subscription, which is generally up to one year. The Company also earns print revenue through other means including licensing rate tables for insertion into newspapers and by providing product rates and yields to financial institutions for publication. Revenue is recognized ratably over the contract period.

   Barter transactions are recorded at the lower of estimated fair value of the goods or services received or the estimated fair value of the advertisements given. To date, barter transactions have been immaterial.

  (l) Marketing

   Marketing includes advertising costs, which are charged to expense as incurred.

  (m) Recent Accounting Pronouncements

   In June 1997, SFAS 130, "Reporting Comprehensive Income," was issued and was adopted by the Company as of July 1, 1998. SFAS 130 establishes standards for reporting and display of comprehensive income and its components in a full set of general-purpose financial statements. This statement requires that an enterprise (a) classify items of other comprehensive income by their nature in financial statements and (b) display the accumulated balance of other comprehensive income separately from accumulated deficit and additional paid-in capital in the equity section of statements of financial position. Comprehensive income is defined as the change in equity during the financial reporting period of a business enterprise resulting from non-owner sources. Comprehensive income approximates the net loss for all periods presented.

   In June 1997, the FASB issued SFAS No. 131, "Disclosures about Segments of an Enterprise with Related Information." SFAS No. 131 establishes standards for the way public business enterprises report information about operating segments in annual financial statements and requires those enterprises to report selected information about operating segments in interim financial reports issued to stockholders. SFAS No. 131 is effective for financial statements for fiscal years beginning after December 31, 1997. The Company will determine the applicability of SFAS No. 131 and apply if necessary.

                          INTELLIGENT LIFE CORPORATION

           (All information subsequent to June 30, 1998 is unaudited)

   In June 1998, the FASB issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." SFAS No. 133 establishes accounting and reporting standards for derivative instruments, including derivative instruments embedded in other contracts, and for hedging activities. SFAS No. 133 is effective for all fiscal years beginning after June 15, 1999. This statement does not currently apply to the Company as the Company currently does not have any derivative instruments or hedging activities.

  (n) Stock Splits

   In June 1997 and August 1997, the Company authorized and executed a 100-for-1 and a 10-for-1 stock split, respectively. Additionally, on April 9, 1999, the Company authorized and executed a five to one stock split, effected as a stock dividend, of each issued and outstanding share of common stock. The information in the accompanying financial statements has been retroactively restated to reflect the effects of these stock splits and dividend.

(2) Capitalization

 Authorized Shares

   In April 1999, the Company amended and restated its certificate of incorporation. As a result the total number of shares which the Company is authorized to issue is 100,120,000 shares: 100,000,000 of these shares are Common Stock, each having a par value of $0.01; and 120,000 shares are Preferred Stock each having a par value of $0.01, of which 90,000 shares are Series A Convertible Preferred Stock and 30,000 shares are Series B Convertible Preferred Stock.

 Common Stock and Convertible Preferred Stock

   In 1996 and 1997, the Director and then sole stockholder, Peter C. Morse ("Morse"), contributed loans due to him to additional paid in capital in the aggregate amount of $260,000 and $1,536,922, respectively.

   In June 1997, the Company and certain investors entered into a Series A Preferred Stock Purchase Agreement (the "Agreement"). The Series A Preferred Stock is voting, noncumulative and preferred as to the first $4.55 per share per year of funds legally available and declared by the Board of Directors, has a liquidation preference above common stockholders of $65.00 per share, each share is convertible into 50 shares of common stock at a conversion price of $1.30, and has other rights and preferences. Pursuant to the Agreement, investors acquired 30,770 shares of Series A Preferred Stock at $65 per share. During 1997, Morse exchanged 1,153,800 shares of common stock for 23,076 shares of Series A Preferred.

   In August and September 1997, 11,538 shares of Series A Preferred Stock were issued at $65 per share, resulting in net proceeds to the Company of $740,709.

   In October 1997, an additional 1,154 shares of Series A Preferred Stock were issued at $65 per share, resulting in net proceeds to the Company of $75,000. Investors agreed to acquire 23,074 shares of Series A Preferred Stock at $65 a share, resulting in proceeds to the Company of $1,499,810. This purchase included the contribution of loans due to Morse in the amount of $200,000 and the contribution of $300,000 in loans due to other investors for an aggregate of 7,692 shares of Series A Preferred Stock.

   On November 24, 1998, the Series A Preferred Stock was converted from nonredeemable Preferred Stock to redeemable Preferred Stock. This transaction was treated as an extinguishment and the new instrument has been recorded at fair value on the conversion date. The difference between the fair value on the conversion date and the carrying value was charged to equity.

                          INTELLIGENT LIFE CORPORATION

           (All information subsequent to June 30, 1998 is unaudited)


   In November 1998, the Company and certain investors entered into a Series B Preferred Stock Purchase Agreement. Pursuant to the agreement, 17,575 shares of Series B Preferred Stock were issued at $113.80 per share, resulting in net proceeds to the Company of $1,982,535. The Series B Preferred Stock is voting, noncumulative and preferred as to the first $8.00 per share per year out of funds legally available and declared by the Board of Directors, has liquidation preferences over the Series A Preferred and common stockholders of $113.80 per share, each share is convertible into 50 shares of common stock at a conversion price of $2.28, and has other right and preferences.

   The redemption clause of the Series A Preferred and Series B Preferred Stock allows the holders of 20% or more of the aggregate number of shares of Common Stock issuable upon the conversion of the Series A Preferred and Series B Preferred then outstanding to redeem their shares on or after January 2, 2003, provided that the maximum number of shares of Series A Preferred and Series B Preferred which the Company is obligated to redeem does not exceed the aggregate of 35,729 shares prior to January 3, 2004 and 71,458 shares prior to January 3, 2005, and thereafter the Company is obligated to redeem all of such shares outstanding as to which such right has been exercised. The redemption price is equal to the greatest of (as defined in the respective agreement) (x) the Series A Liquidation Preference or Series B Liquidation Preference, applicable to such shares or (y) the Fair Market Value of such shares or (z) an amount per share of Series A Preferred or Series B Preferred equal to ten (10) times the Net After Tax Earnings Per Share for the most recently completed fiscal year of the corporation times the number of shares of Common Stock issuable upon the conversion of one (1) share of Series A Preferred or Series B Preferred and the conversion price then in effect. The Company is recording accretion on the Series A Preferred and Series B Preferred Stock equal to the difference between the net proceeds received and the redemption amount of approximately $14,500,000 based on the estimated fair value at December 31, 1998 using the interest method from the conversion date for the Series A Preferred and original issuance date for the Series B Preferred through the final redemption date of January 3, 2005. The accretion for the Series A Preferred and Series B Preferred for the one month through December 31, 1998 is not significant and was not recorded.

 Restricted Stock Grants

   Effective August 1998, the Company entered into a Restricted Stock Grant Agreement (the "Stock Agreement") with an employee of the Company (the "Grantee") that provides for the issuance of restricted stock to the Grantee in accordance with the 1997 Equity Compensation Plan (as discussed in note 3 to the financial statements) in satisfaction of certain obligations as described in an employment agreement between the Company and the Grantee. The Company issued 207,000 shares of its common stock to the Grantee in August 1998, subject to the restrictions set forth in the Stock Agreement. Restrictions lapsed on 138,000 shares during the six-month period ended December 31, 1998 and the remainder will lapse in 1999. Total compensation expense to be recognized by the Company over the vesting period amounts to $269,000 (based on estimated values from other transactions involving sales of the Company's stock) of which $209,000 was recognized during the six-month period ended December 31, 1998.

   In March 1998, the Company entered into a Restricted Stock Grant Agreement (the "Grant Agreement") with an Officer of the Company (the "Officer") that provides for the issuance of restricted stock to the Officer in accordance with the 1997 Equity Compensation Plan (as discussed note 3 to the financial statements). On March 23, 1998, the Company issued 454,170 shares of its common stock to the Officer for an aggregate consideration of $236,168, which amount was paid by an interest-bearing promissory note from the Officer. The officer has a put right which requires the Company to repurchase his shares at the same price he paid for the shares including interest. Restrictions lapse as follows:
113,540 shares on July 1, 1998, and 9,460 shares on the first day of each month starting August 1, 1998 and ending July 1, 2001. In accordance with Emerging

                          INTELLIGENT LIFE CORPORATION

           (All information subsequent to June 30, 1998 is unaudited)
Issues Task Force 95-16, this arrangement is being accounted for as a variable plan which requires increases or decreases in stock based compensation expense based upon increases or decreases in the Company's fair market value. Compensation expense recognized during 1998 in accordance with FASB Interpretation No. 28 approximated $88,000 and $460,000 for the six-months ended December 31, 1998 based on estimated values from other transactions involving sales of the Company's stock.

(3) Stock Option Plan

   During 1997, the Company adopted the 1997 Equity Compensation Plan (the "Plan") to provide directors, officers, non-employee members of the Board of Directors of the Company and certain consultants and advisors with the opportunity to receive grants of incentive stock options, non-qualified stock options and restricted stock. The Board of Directors has the sole authority to determine who receives such grants, the type, size and timing of such grants, and specify the terms of any noncompetition or other agreements relating to the grants. The aggregate number of shares that may be issued under the Plan is 900,000; 46,550 shares are available for grant as of December 31, 1998.

   The exercise price of any option grant shall be determined by the Board of Directors and may be equal to, greater than, or less than the fair market value of the stock on the grant date. Provided, however, that the exercise price shall be equal to or greater than the fair market value of the stock on the grant date and an option may not be granted to an employee who at the time of the grant owns more than 10 percent of the total combined voting power of all classes of stock of the Company, unless the exercise price is not less than 110 percent of the fair market value of the stock on the date of the grant.

   The per share weighted-average fair value of stock options granted during the year ended June 30, 1998 was approximately $.40 and for the six months ended December 31, 1998 was between $.40 and $1.30 on the date of grant using the Black-Scholes option pricing model (excluding a volatility assumption) with the following weighted-average assumptions: expected dividend yield of 0 percent, risk-free interest rates of 4.76 percent to 5.67 percent, and expected lives of 5.5 years and 6 years.

   The Company applies APB Opinion No. 25 in accounting for its Plan. Had the Company determined compensation cost based on the fair value at the grant date for its stock options under SFAS No. 123, the Company's net loss would have increased to the pro forma amount indicated below:

                                          Year Ended
                                   -------------------------
                                                  June 30,    Six Months Ended
                                   June 30, 1997    1998      December 31, 1998
                                   ------------- -----------  -----------------
                                                                 (unaudited)
Net loss applicable to common
 stock
  As reported.....................   $(955,620)  $(2,782,493)    $(6,533,359)
                                     =========   ===========     ===========
  Pro forma.......................   $(955,620)  $(2,792,493)    $(6,548,359)
                                     =========   ===========     ===========
  Basic net loss per common
   share--as reported.............   $    (.20)  $      (.72)    $     (1.63)
                                     =========   ===========     ===========
  Basic net loss per common
   share--pro forma...............   $    (.20)  $      (.73)    $     (1.63)
                                     =========   ===========     ===========

                          INTELLIGENT LIFE CORPORATION

           (All information subsequent to June 30, 1998 is unaudited)

   Stock option activity during the years ended December 31, 1997 and 1998 and the six months ended December 31, 1998 is as follows:

                                                      Number   Weighted average
                                                     of Shares  exercise price
                                                     --------- -----------------
Balance at June 30, 1996............................      --           --
  Granted...........................................      --           --
  Exercised.........................................      --           --
  Forfeited.........................................      --           --
  Expired...........................................      --           --
Balance at June 30, 1997............................      --           --
  Granted...........................................   89,530        $1.30
  Exercised.........................................      --           --
  Forfeited.........................................      --           --
  Expired...........................................      --           --
Balance at June 30, 1998............................   89,530        $1.30
  Granted...........................................  102,750        $1.30
  Exercised.........................................      --           --
  Forfeited.........................................      --           --
  Expired...........................................      --           --
Balance at December 31, 1998 (unaudited)............  192,280        $1.30

   At June 30, 1998, the exercise price and weighted-average remaining contractual life of outstanding options was $1.30 and 9.5 years, respectively.

   At June 30, 1998, there were no options exercisable.

   The above table does not include the 661,170 shares of restricted stock issued under the Plan per note 2 to the financial statements.

(4) Financial Statement Details

                                             Year Ended
                                         --------------------  Six Months Ended
                                         June 30,   June 30,     December 31,
                                           1997       1998           1998
                                         ---------  ---------  ----------------
                                                                 (Unaudited)
Furniture, fixtures and equipment
 consists of the following:
 Furniture and fixtures................. $  80,138  $ 157,519     $  159,674
 Computers and software, including
  assets under capital leases of $0, $0,
  and $379,887, respectively............   229,672    469,669        872,163
 Equipment including assets under
  capital leases of $0, $17,950, and
  $17,950, respectively.................    11,882    106,735        108,417
 Leasehold improvements.................     1,596     12,879         12,879
                                         ---------  ---------     ----------
                                           323,288    746,802      1,153,133
 Less: accumulated depreciation and
  amortization, including amounts
  related to assets under capital leases
  of $0, $496 and $31,194,
  respectively..........................  (180,798)  (241,527)      (339,474)
                                         ---------  ---------     ----------
                                         $ 142,490  $ 505,275     $  813,659
                                         =========  =========     ==========


                          INTELLIGENT LIFE CORPORATION

           (All information subsequent to June 30, 1998 is unaudited)

                                                Year Ended
                                             ----------------- Six Months Ended
                                             June 30, June 30,   December 31,
                                               1997     1998         1998
                                             -------- -------- ----------------
                                                                 (Unaudited)
Accrued expenses consist of the following:
 Accrued vacation...........................   15,070   72,523      129,050
 Partner payments...........................    9,560   75,987       71,068
 Commissions payable........................  130,404  143,123      135,909
 Accrued payroll and related costs..........   67,693   43,074       87,465
 Other......................................   64,999   71,951      164,720
                                             -------- --------     --------
                                             $287,726 $406,658     $588,212
                                             ======== ========     ========

(5) Related Party Transactions

   As a Director and majority stockholder, Morse is a related party. The Company leases offices in South Florida from Bombay Holdings, Inc. ("Bombay") which is wholly owned by Morse. Total rent paid to Bombay for the years ended June 30, 1997 and 1998 and the six months ended December 31, 1998 was $85,591, $164,552, and $99,192, respectively (see Note 8).

   During the six-month period ended December 31, 1998, Bombay entered into an additional lease with the Company totaling $101,000 to be paid over a 19 month period.

   Morse has from time to time advanced capital to the Company. Such loans for the years ended June 30, 1997 and 1998 and the six months ended December 31, 1998 amounted to $687,000, $200,000 and $0, respectively. Interest rates for the loans were 6.5-7%. During 1996 and 1997, certain stockholder loans were contributed to capital (see Note 2). In 1998, Morse and another stockholder converted stockholder loans to 7,692 shares of Convertible Preferred Stock. In addition, during 1997, Morse exchanged 1,153,800 shares of Common Stock for 23,076 shares of Convertible Series A Preferred Stock (see Note 2).

   Morse Partners, Ltd., a partnership controlled by Morse advanced the Company $138,750 for the year ended June 30, 1997. The amount has subsequently been repaid.

(6) Sale of Publication

   In December 1998, the Company sold substantially all of the assets, including the intellectual property of one of its newsletters, Bank Advertising News. The newsletter was sold for $125,000 in cash and assumed liabilities approximating $80,000. The gain on the sale was $185,588, net of $16,524 of selling expenses, and has been recorded in other income.

   Revenue for Bank Advertising News for the year ended June 30, 1998 and the six months ended December 31, 1998 was $178,270 and $82,953, respectively. Cost of operations for Bank Advertising News for the year ended June 30, 1998 and the six months ended December 31, 1998 was $57,445 and $53,138, respectively. Net assets (liabilities) of Bank Advertising News at June 30, 1998 and date of sale were approximately $(120,000) and $(80,000), respectively.

(7) Income Taxes

   The Company did not record any income tax expense during the years ended June 30, 1996 and 1997 because it was operating as an S Corporation. Further there was no pro forma provision for income taxes for these years because the Company reported operating losses.

                          INTELLIGENT LIFE CORPORATION

           (All information subsequent to June 30, 1998 is unaudited)

   An increase in the valuation allowance offset the deferred tax asset caused by net operating losses which are not currently usable. This increase is the principal differences between the expected amounts of tax benefits computed by applying the statutory federal income tax rate to the Company's loss before income taxes for the year ended June 30, 1998 and the six months ended December 31, 1998. The Company booked no tax benefit for these periods.

   The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at June 30, 1997 and 1998 and December 31, 1998 are presented below:

                                           Year ended          Six Months Ended
                                   ---------------------------   December 31,
                                   June 30, 1997 June 30, 1998       1998
                                   ------------- ------------- ----------------
                                                                 (Unaudited)
Deferred tax assets:
  Net operating loss
   carryforward...................   $   9,811    $ 1,196,975    $ 1,983,228
  Intangible assets...............     127,667        143,438        143,438
  Allowance for doubtful
   accounts.......................         --           9,011          9,350
                                     ---------    -----------    -----------
    Total gross deferred tax
     assets.......................     137,478      1,349,424      2,136,016
Less valuation allowance..........    (137,478)    (1,349,424)    (2,136,016)
                                     ---------    -----------    -----------
Net deferred tax assets...........   $     --     $        --    $       --
                                     =========    ===========    ===========

   The valuation allowance for deferred income tax assets as of June 30, 1997 and 1998 and at December 31, 1998 was $137,478, $1,349,424 and $2,136,016,
respectively. The net change in the total valuation allowance for the years ended June 30, 1997, 1998 and the six months ended December 31, 1998 was an increase of $137,478, $1,211,946 and $786,592, respectively. In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred income tax assets will not be realized. The ultimate realization of deferred income tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred income tax liabilities, projected future taxable income, and tax planning strategies in making this assessment.

   At December 31, 1998, the Company had net operating loss carryforwards of approximately $5,300,000, which expire beginning in 2012 through 2018. The amount of net operating loss carryforwards may be limited if the Company has an ownership change. In the event of an ownership change, the amount of taxable income of a loss corporation for any postchange year which may be offset by prechange losses shall not exceed the Internal Revenue Code Section 382 limitation for such year. Generally, an ownership change occurs if a 5% shareholder or any equity structure shift increases the percentage of the stock of the loss corporation owned by more than 50 percentage points over the lowest percentage of stock of the loss corporation owned by such shareholders at any time during a three-year look back testing period. The Section 382 limitation is equal to the value of the old loss corporation (before the ownership change) multiplied by the Federal long-term tax-exempt rate.

(8)Commitments and Contingencies

 Leases

   Bombay is wholly owned by Morse. The Company leases office space from Bombay under the terms of a lease agreement dated May 1, 1994 and amendments dated September 1, 1997 and January 1, 1998. The lease includes renewal options for a period of three years and requires the Company to pay a percentage of the common maintenance charges. The lease payments are subject to an annual increase based upon the consumer price index of the Fort Lauderdale/Miami region. Offices in New York and California are month-to-month leases.

                          INTELLIGENT LIFE CORPORATION

           (All information subsequent to June 30, 1998 is unaudited)

   Total rent expense amounted to $85,591 and $164,552 for the years ended June 30, 1997 and 1998 and $109,872 for the six months ended December 31, 1998.

   Future minimum lease payments under noncancelable operating leases and future minimum capital lease payments as of June 30, 1998 were:

                                                     Operating
                Year ending June 30                    leases   Capital leases
                -------------------                  ---------- --------------
  1999..............................................  $123,700       10,728
  2000..............................................   123,700        9,358
  2001..............................................    20,617        6,820
  2002..............................................        --           --
  2003..............................................        --           --
  Thereafter........................................        --           --
                                                      --------     --------
Total minimum lease payments........................  $268,017       26,906
                                                      ========
Less amount representing interest at rates ranging
 from 11.5% to 16%..................................                 (4,658)
  Present value of net minimum capital lease
   payments.........................................                 22,248
Less current installments of obligations under
 current leases.....................................                 (8,011)
                                                                   --------
Obligations under capital leases, excluding current
 installments.......................................               $ 14,237
                                                                   ========

 Distribution arrangements

   The Company has various agreements with advertisers, content providers and other websites that require it to feature such parties exclusively in certain sections of its internet sites.

 Legal Proceedings

   The Company is involved in various claims and legal actions arising in the ordinary course of business. In the opinion of management, the ultimate disposition of these matters will not have a material adverse effect on the Company's financial position, results of operations, or liquidity.

(9)Other Subsequent Events (Unaudited)

 Purchase of CPNet.com

   In January 1999, the Company purchased all of the assets of CPNet.com, excluding cash and real or personal property leases for $25,000 in cash. In addition, the sellers were employed by the Company and granted 30,000 options under the 1997 Equity Compensation Plan with an exercise price of $1.30. Based on the estimated values from other stock transactions involving sales of the Company's stock, the Company will incur a total stock compensation charge of $45,000. CPNet.com's historical statements of operations are insignificant to the Company.

 1997 Equity Compensation Plan

   In January 1999, the Company amended the 1997 Equity Compensation Plan (the "Plan") to increase the number of shares of common stock of the Company authorized for issuance under the Plan to 1,500,000 shares.

 1999 Equity Compensation Plan

   In March 1999, the Company's stockholders approved the 1999 Equity Compensation Plan (the "1999 Plan"), to provide designated employees of the Company and its subsidiaries, certain consultants and non-employee members of the Board of Directors of the Company with the opportunity to receive grants of incentive stock options, nonqualified stock options and restricted stock. The 1999 Plan is authorized to grant options for up to 1,500,000 shares. In March 1999, the Company granted 358,500 shares to the Officer.

                         INTELLIGENT LIFE CORPORATION

          (All information subsequent to June 30, 1998 is unaudited)

 Stock Options

   On March 2, 1999 and March 12, 1999 the Company granted 201,720 and 5,000 options, respectively, under the 1997 Equity Compensation Plan to purchase common stock at $2.97 per share. These options vest over a 48 month period, and accordingly the Company will recognize total compensation expense relating to these options of approximately $1,620,000 ratably over the vesting period. Effective with the proposed IPO, the Company granted 472,500 options and the Board has authorized the grant of another 25,000 options under the 1997 Equity Compensation Plan to purchase common stock at the IPO price which vest one-fourth after one year and the remaining equally over 36 months.

 Redeemable Common Stock

   On March 10, 1999 the note receivable for the restricted stock grant to the Officer (see Note 2) was forgiven, the unvested shares (264,932) were effectively forfeited, the Officer's put right was cancelled, and certain other changes were made. Accordingly, "fixed" option accounting treatment was established on this date. The total charge for stock based compensation expense relating to this restricted stock grant for the period January 1, 1999 through March 9, 1999 was approximately $1,782,000. On March 9, 1999, the Officer was also granted 358,500 options under the 1999 Equity Compensation Plan to purchase 358,500 shares of common stock at $2.97 per share which vest over a 36 month period, and accordingly the Company will recognize total compensation expense relating to these options of approximately $2,807,000, ratably over the vesting period.

 Convertible Promissory Note

   On March 9, 1999, one of the Series B Preferred Stockholders loaned the Company $1 million due April 9, 1999. The loan bears interest at 8% and, if unpaid on April 9, 1999, converts into fully paid Series B Preferred Stock at a conversion price of $2.97 per share. On April 9, 1999, the principal amount of the loan plus interest was converted into 6,784 shares of Series B Preferred Stock, and accordingly the Company recognized a finance charge of approximately $2,656,000 during the quarter ended March 31, 1999.

 Amended Articles of Incorporation

   Immediately prior to or upon the effective date of the IPO, the Company's Articles will be Amended and restated to among other matters, designate 10 million shares of Preferred Stock that the board will have the authority to designate rights and privileges.

(10) Pro forma (unaudited)

   The unaudited pro forma December 31, 1998 balance sheet gives effect to the following:

   . Conversion of all convertible Preferred Stock outstanding at December 31, 1998 to common stock;

  . Issuance of a $1 million note on March 9, 1999, subsequent conversion to 6,784 shares of Series B Preferred Stock and conversion of Series B Preferred Stock to common stock and the associated finance charge of approximately $2,656,000; and

  . Reclassification of 189,238 shares of redeemable common stock to common stock upon cancellation of the put right associated with such shares and upon forgiveness of a promissory note issued in consideration for 454,170 shares (264,932 shares of stock were reacquired) and the associated compensation charge of approximately $1,782,000.

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

   You may rely only on the information contained in this prospectus. We have not authorized anyone to provide information different from that contained in this prospectus. Neither the delivery of this prospectus nor the sale of common stock means that information contained in this prospectus is correct after the date of this prospectus. This prospectus is not an offer to sell or a solicitation of an offer to buy common stock in any circumstances under which the offer or solicitation is unlawful.

                                ---------------

                               Table of Contents

                                                                          Page
                                                                          ----
Prospectus Summary.......................................................   3
Risk Factors.............................................................   8
Forward-Looking Statements...............................................  14
Use of Proceeds..........................................................  14
Dividend Policy..........................................................  14
Capitalization...........................................................  15
Dilution.................................................................  16
Selected Financial Data..................................................  17
Management's Discussion and Analysis of Financial Condition and Results
 of Operations...........................................................  18
Business.................................................................  26
Management...............................................................  41
Certain Transactions.....................................................  46
Principal Shareholders...................................................  47
Description of Capital Stock.............................................  48
Shares Eligible for Future Sale..........................................  51
Underwriting.............................................................  53
Legal Matters............................................................  55
Experts..................................................................  55
Additional Information...................................................  55
Index to Financial Statements............................................ F-1

                                ---------------

   Until       , 1999 (25 days after the date of this prospectus), all dealers that buy, sell or trade these shares of common stock, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers' obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

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                               3,500,000 Shares

                                [Company Logo]


                                 Common Stock


                                ---------------
                                  PROSPECTUS
                                ---------------


                          ING Baring Furman Selz LLC

                            Warburg Dillon Read LLC

                            Online distribution by
                              E*TRADE Securities

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

                                    PART II

Item 13. Other Expenses of Issuance and Distribution

Securities and Exchange Commission registration fee.................. $  14,547
National Association of Securities Dealers, Inc. fee................. $   5,100
Nasdaq Stock Market listing fee...................................... $  87,000
Accountants' fees and expenses....................................... $ 310,000
Legal fees and expenses.............................................. $ 250,000
Blue Sky fees and expenses........................................... $  10,000
Transfer Agent's fees and expenses................................... $   5,250
Printing and engraving expenses...................................... $  83,000
Miscellaneous........................................................ $   5,103
                                                                      ---------
  Total Expenses..................................................... $ 770,000
                                                                      =========

   All fees other than the SEC registration fee, the NASD fee and the Nasdaq National Market listing fee are estimated.

Item 14. Indemnification of Directors and Officers

   Intelligent Life's Amended and Restated Articles of Incorporation provide that the liability of the directors for monetary damages shall be eliminated to the fullest extent permissible under the Florida Business Corporation Act (the "FBCA"), and Intelligent Life may indemnify our officers, employees and agents to the fullest extent permitted under the FBCA.

   Intelligent Life's Amended and Restated Bylaws provide that Intelligent Life must indemnify its directors against all liabilities to the fullest extent permitted under the FBCA and that Intelligent Life must advance all reasonable expenses incurred in a proceeding where the director was either a party or a witness because he or she was a director.

   The FBCA provides that, in general, a corporation may indemnify any person who is or was a party to any proceeding (other than action by, or in the right of, such corporation) by reason of the fact that he or she is or was a director or officer of Intelligent Life, against liability incurred in connection with such proceeding, including any appeal thereof, provided certain standards are met, including that such officer or director acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, the best interests of the corporation, and provided further that, with respect to any criminal action or proceeding, the officer or director had no reasonable cause to believe his or her conduct was unlawful. In the case of proceedings by or in the right of the corporation, the FBCA provides that, in general, a company may indemnify any person who was or is a party to any such proceeding by reason of the fact that he or she is or was a director or officer of the corporation against expenses and amounts paid in settlement of such proceeding, including any appeal thereof, provided that such person acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, the best interest of the corporation, except that no indemnification shall be made in respect of any claim as to which such person is adjudged liable unless a court of competent jurisdiction determines upon application that such person is fairly and reasonably entitled to indemnity. To the extent that any officers or directors are successful on the merits or otherwise in the defense of any of the proceedings described above, the FBCA provides that a corporation is required to indemnify such officers or directors against expenses actually and reasonably incurred in connection therewith. However, the FBCA further provides that, in general, indemnification or advancement of expenses shall not be made to or on behalf of any officer or director if a judgment or other final adjudication establishes that his or her actions, or omissions to act, were material to the cause of action so adjudicated and constitute: (1) a violation of the criminal law, unless the director or officer had reasonable cause to believe his or her conduct was lawful or had no reasonable cause to believe it was unlawful; (2) a transaction from which the director or officer derived an improper personal benefit; (3) in the case of a director, circumstances under which the director has voted for or assented to a distribution made in violation of the FBCA or such corporation's Articles of Incorporation; or (4) willful misconduct or a conscious disregard for the best interests of the corporation in a proceeding by or in the right of the corporation to procure a judgment in its favor or in a proceeding by or in the right of a shareholder.

   Section   of the Underwriting Agreement filed as Exhibit 1.1 hereto also contains certain provisions pursuant to which certain officers, directors and controlling persons of Intelligent Life may be entitled to be indemnified by the underwriters named therein.

Item 15. Recent Sales of Unregistered Securities

   During the past three years, Intelligent Life has issued the securities set forth below which were not registered under the Securities Act:

     (1) On June 20, 1997, Intelligent Life issued 10,770 shares of its Series A Preferred Stock to ABS Ventures IV, L.P. for aggregate cash consideration of $1,500,005.

     (2) On June 26, 1997, Intelligent Life issued 7,693 shares of its Series A Preferred Stock to R. Palmer Baker, Jr., Jeremiah Milbank, III and Robert O'Block for aggregate cash consideration of $500,045.

     (3) On August 27, 1997, Intelligent Life issued 3,846 shares of its Series A Preferred Stock to ABS Ventures IV, L.P. and ABX Fund, L.P. for aggregate cash consideration of $249,990.

     (4) On September 12, 1997, Intelligent Life issued 7,692 shares of its Series A Preferred Stock to BRM Holdings, LLC for aggregate cash consideration of $499,980.

     (5) On October 14, 1997, Intelligent Life issued 1,154 shares of its Series A Preferred Stock to John E. Davidson and George Fischer for aggregate cash consideration of $75,010.

     (6) On June 10, 1998, Intelligent Life issued 23,074 shares of its Series A Preferred Stock to ABS Ventures IV, L.P., ABX Fund, L.P., R. Palmer Baker, Jr., John E. Davidson, George Fischer, Henry Kravis, Robert
  H. Lessin, Jeremiah Milbank III, Peter Morse, Robert O'Block and Peter S. Tobeason for aggregate cash consideration of $1,499,810.

     (7) On November 25, 1998, Intelligent Life issued 17,575 shares of its Series B Preferred Stock to ABS Ventures IV, L.P., ABX Fund, L.P., Antares Capital Fund II Ltd., ACF II Side Fund L.P. and John E. Davidson, George Fischer, Jeremiah Milbank, III, Peter Morse and Robert O'Block for aggregate cash consideration of $2,000,032.

     (8) On March 9, 1999, Intelligent Life issued a note to Antares Capital Fund II Limited Partnership for aggregate cash consideration of $1,000,000 that was converted into 6,784 shares of Series B Preferred Stock on April 9, 1999.

   The issuance of the securities in the transactions described above were deemed to be exempt from registration under the Securities Act in reliance on
Section 4(2) of the Securities Act and Regulation D promulgated thereunder as transactions by an issuer not involving any public offering.

     (9) Intelligent Life has issued stock options to purchase an aggregate of 787,500 shares of Common Stock at a weighted average exercise price of $2.50 per share to Peter Minford and Brian Morse on April 30, 1998; Jose Fernandez on July 20, 1998; Robert Caston, Karen Christie, Linda Green, Melissa Pedersen, William Plasencia and Procopia Skoran on November 30, 1998; Julio Fernandez and Sherry Fernandez on January 7, 1999; Sara Campbell, Roberto Casin, G. Cotter Cunningham, Robert J. DeFranco, Sharon Giannotti, Linda Green, Joseph Jones, Peter Minford, Gilbert Morejon and Brian O'Connor on March 2, 1999; and Monica Lewman on March 12, 1999. No shares of common stock have been issued pursuant to the exercise of such options.

   The issuance of securities in the transaction described above was deemed to be exempt from registration under the Securities Act in reliance on Rule 701 of the Securities Act.

Item 16. Exhibits


   Exhibit
   Number  Description
   ------- -----------
    1.1+   Form of Underwriting Agreement.
    3.1*   Form of Amended and Restated Articles of Incorporation of the
           Registrant.
    3.2*   Form of Amended and Restated Bylaws of the Registrant.
    4.1*   See Exhibits 3.1 and 3.2 for provisions of the Amended and Restated
           Articles of Incorporation and Amended and Restated Bylaws of the
           Registrant defining rights of the holders of common stock of the
           Registrant.
    4.2*   Specimen Stock Certificate.
    5.1*   Opinion of Morris, Manning & Martin, L.L.P., counsel to the
           Registrant, as to the legality of the shares being registered.
   10.1*   Lease Agreement, dated May 1, 1994, between Intelligent Life
           Corporation and Bombay Holdings, Inc., as amended.
   10.2*   Lease Agreement, dated October 6, 1997, between Intelligent Life
           Corporation and Bombay Holdings, Inc.
   10.3*   Lease Agreement, dated January 31, 1999, between Intelligent Life
           Corporation and Bombay Holdings, Inc.
   10.4*   Professional Employer Agreement, dated February 25, 1999, between
           Intelligent Life Corporation and Vincam Human Resources, Inc.
   10.5*   Intelligent Life Corporation 1997 Equity Compensation Plan.
   10.6*   Intelligent Life Corporation 1999 Equity Compensation Plan.
   10.7*   Form of Stock Option Agreement under the 1997 Equity Compensation
           Plan.
   10.8*   Promissory Note, dated March 9, 1999, executed by Intelligent Life
           Corporation and payable to Antares Capital Fund II Limited
           Partnership.
   10.9*   Cancellation and Stock Repurchase Agreement, dated as of March 10,
           1999, by Intelligent Life Corporation in favor of William P.
           Anderson, III.
   10.10*  Agreement of Cancellation and Release, dated as of March 10, 1999, between Intelligent Life Corporation and William P. Anderson, III.
   10.11*  Incentive Stock Option Grant Agreement, dated as of March 10, 1999, between Intelligent Life Corporation and William P. Anderson, III.
   10.12*  Executive Employment Agreement, dated as of March 10, 1999, between
           Intelligent Life Corporation and William P. Anderson, III.
   10.13+  Consulting Agreement, dated as of May 12, 1999, between Intelligent
           Life Corporation and Edward V. Blanchard, Jr.
   23.1+   Consent of KPMG LLP.
   23.2+   Consent of Thomas & Clough Co., P.A.
   23.3*   Consent of Morris, Manning & Martin, L.L.P. (included in Exhibit
           5.1).
   24.1*   Powers of Attorney (included on signature page).
   27.1*   Financial Data Schedule.

--------
+   Filed herewith.
*   Previously filed.
** To be filed by amendment

Item 17. Undertakings

   (a) The undersigned Registrant hereby undertakes to provide to the underwriters at the closing specified in the Underwriting Agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

   (b) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

   (c) The Registrant hereby undertakes that:

     (i) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in the form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of the Registration Statement as of the time it was declared effective.

     (ii) For purposes of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

   Pursuant to the requirements of the Securities Act, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of North Palm Beach, State of Florida on the 12th day of May, 1999.

                                          Intelligent Life Corporation

                                              /s/ William P. Anderson, III
                                          By: _________________________________
                                                 William P. Anderson, III
                                               President and Chief Executive
                                                          Officer

                               POWER OF ATTORNEY

   KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints William P. Anderson, III and Peter W. Minford, and each of them, his true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement, and any subsequent registration statements pursuant to Rule 462 of the Securities Act and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that each of said attorneys-in-fact or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

   Pursuant to the requirements of the Securities Act, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

              Signature                          Title                   Date
              ---------                          -----                   ----

     /s/ William P. Anderson, III      President, Chief Executive    May 12, 1999
______________________________________  Officer and Director
       William P. Anderson, III         (Principal Executive
                                        Officer)

                  *                    Senior Vice President--       May 12, 1999
______________________________________  Administration and Chief
           Peter W. Minford             Financial Officer
                                        (Principal Financial and
                                        Accounting Officer)

                  *                    Director                      May 12, 1999
______________________________________
           Bruns H. Grayson

                  *                    Director                      May 12, 1999
______________________________________
            Peter C. Morse

                  *                    Director                      May 12, 1999
______________________________________
          Randall E. Poliner

 /s/ William P. Anderson, III
*By: ____________________________
    William P. Anderson, III
        Attorney-in-Fact